As confidentially submitted to the Securities and Exchange Commission on JANUARY 29, 2021. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential

As filed with the Securities and Exchange Commission on                    , 2021

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Nutriband Inc.

(Exact name of registrant as specified in its charter)

Nevada	2834	81-1118176
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

121 South Orange Ave., Suite 1500

Orlando, Florida 32801

(407) 377-6695

(Address and telephone number of principal executive offices)

Gareth Sheridan, Chief Executive Officer

Nutriband Inc.

121 South Orange Ave., Suite 1500

Orlando, Florida 32801

(407) 377-6695

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael Paige Michael Paige Law PLLC 2300 N Street, NW, Suite 300 Washington, DC 20037 (202) 363-4791 Fax: (202) 457-1678	Ross D. Carmel, Esq. Jeffrey P. Wofford, Esq. Carmel, Milazzo & Feil LLP 55 West 39th Street, 18th Floor New York, NY 10018

APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:

As soon as practicable after this registration statement becomes effective.

If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non- accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Security(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, par value $0.001 per share(1)	shares	$	$	$
Common stock issuable upon exercise of warrants to purchase common stock to be issued to the Underwriter(3)(5)	shares
Warrants to purchase common stock to be issued to the Underwriter(3)(4)	wts
Total

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) based on the proposed maximum aggregate offering price of the securities. Includes shares of common stock that the underwriters have the option to purchase to cover over-allotments, if any.

(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price of the securities registered hereunder to be sold by the registrant.

(3)	We have agreed to issue to the underwriters, upon closing of this offering, warrants to purchase 5% of the number of shares of common stock sold in this offering. Resales of shares of common stock issuable upon exercise of the underwriter warrants are being similarly registered on a delayed or continuous basis. We have calculated the proposed maximum aggregate offering price of the common stock underlying the underwriter’s warrants by assuming that such warrants are exercisable at a price per share equal to 125% of the price per share sold in this offering.

(4)	No fee required pursuant to Rule 457(g).

(5)	Pursuant to Rule 416 under the Securities Act, there is also being registered hereby such indeterminate number of additional shares of common stock of the Registrant as may be issued or issuable because of stock splits, stock dividends, stock distributions, and similar transactions.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.8+

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS, SUBJECT TO COMPLETION, DATED          , 2021

Shares of Common Stock

and

Warrants to purchase up to          Shares of Common Stock

Nutriband Inc.

OTCQB trading symbol for the common stock: NTRB

We are offering shares of our common stock. We intend to apply for listing of our common stock on the Nasdaq Capital Market upon confirmation of our satisfaction of the exchange’s initial listing criteria. If our common stock is not approved for listing on The Nasdaq Capital Market, we will not consummate this offering. No assurance can be given that our application will be approved.

Our common stock is currently quoted on the OTCQB Marketplace. under the symbol “NTRB”. On          , 2021, the last reported sale price of our common stock on the OTCQB was $          per share. The public offering price per share will be determined between us and the underwriters at the time of pricing and may be at a discount to the current market price. Therefore, any assumed public offering price used throughout this prospectus may not be indicative of the final offering price.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, and as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings. See “Risk Factors” and “Prospectus Summary —Implications of Being an Emerging Growth Company.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Price to the public	$	$
Underwriting discounts and commissions	$	$
Proceeds to us (before expenses)(1)	$	$

(1)	Does not include a non-accountable expense allowance equal to % of the gross proceeds of this offering payable to the underwriters, or the reimbursement of certain expenses of the underwriters. We refer you to “Underwriting” beginning on page 63 of this prospectus for additional information regarding underwriting compensation.

We have granted the underwriters the option for a period of 45 days to purchase up to an additional          shares of common stock at the public offering price, less underwriting discounts and commissions, solely to cover overallotments, if any.

The underwriters expect to deliver the shares of common stock and warrants to purchasers in the offering against payment on xxx x, 2021.

WallachBeth Capital, LLC

The date of this prospectus is          , 2021.

You should rely only on the information contained in this prospectus and in any free writing prospectus prepared by or on behalf of us and delivered or made available to you. Neither we nor the underwriters have authorized anyone to provide you with additional or different information. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus or a free writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of shares of our common stock. Our business, financial condition, operating results, and prospects may have changed since that date, and neither the delivery of this prospectus nor any sale made in connection with this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained by reference to this prospectus is correct as of any time after its date.

References to “we,” “us,” “our” and words of like import refer to us and our subsidiaries, including 4P Therapeutics LLC following our acquisition of 4P Therapeutics on August 1, 2018, and certain assets of Pocono Coated Products, LLC, unless the context indicates otherwise. References to 4P Therapeutics or Pocono Coated Products, LLC refer to the business and operations of 4P Therapeutics or Pocono Coated Products, LLC, as the case may be prior to acquisition by us unless the context indicates otherwise.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

Industry and Market Data

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications and other published independent sources. Some data is also based on our good faith estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in the securities. However, you should read the entire prospectus carefully, including the “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements, including the notes thereto, appearing elsewhere in this prospectus.

Our Business

We are primarily engaged in the development of a portfolio of transdermal pharmaceutical products and, with the acquisition of the transdermal, topical, cosmetic and nutraceutical business of Pocono Coated Products, LLC effective August 31, 2020, the contract manufacture of certain transdermal, topical, coated and consumer products.

On August 25, 2020, the Company formed Pocono Pharmaceuticals Inc.(“Pocono”), a wholly owned subsidiary of the Company. Effective August 31, 2020, the Company entered into a Purchase Agreement (“Agreement”) with Pocono Coated Products (“PCP”), a manufacturer of Topical and transdermal products, pursuant to which PCP agreed to sell the Company certain of the assets and liabilities associated with its Transdermal, Topical, Cosmetic and Nutraceutical business (the “Business”), including all related equipment, intellectual property and trade secrets, cash balances, receivables, bank accounts and inventory. The net assets were contributed to Pocono. Included in the transaction, the Company acquired 100% of the membership interests of Active Intelligence LLC (“Active Intelligence”). The purchase price for the assets of the Business is (i) $6,000,000 paid in 608,519 shares of the Company’s common stock, based on the average price for the Company’s common stock for the previous 90 days as of the date of Closing (the “Shares”); (ii) a promissory note of the Company in the principal amount of $1,500,000, which is due upon the earlier of (a) twelve (12) months from issuance, or (b) immediately following a capital raise of no less than $4,000,000 and/or a public offering of no less than $4,000,000.

Following our acquisition of 4P Therapeutics on August 1, 2018, we plan to develop, and seek FDA approval of, a number of transdermal pharmaceutical products under development by 4P Therapeutics.

Our lead product is our abuse deterrent fentanyl transdermal system which we are developing to provide clinicians and patients with an extended-release transdermal fentanyl product for use in managing chronic pain requiring around the clock opioid therapy combined with properties designed to help combat the opioid crisis by deterring the abuse and misuse of these fentanyl patches. We believe that our abuse deterrent technology, AVERSA, can also be utilized in transdermal patches to deter the abuse of other drugs and we are exploring follow-on applications. In addition, we are also exploring the development of generic transdermal patches and the application of our transdermal technology for the transdermal delivery of commercially available drugs or biologics that are typically delivered by injection.

4P Therapeutics has not generated any revenue from any of its products under development. Rather, prior to our acquisition, 4P Therapeutics generated revenue to provide cash for its operations through contract research and development and related services for a small number of clients in the life sciences field on an as-needed basis. We are, for the near term, continuing this activity, although we do not anticipate that it will generate significant revenues or gross margin. Currently, there are no long-term contractual obligations for us, and either party can terminate the engagement at any time. During the nine months ended October 31, 2020, we experienced a significant decline in revenue from 4P Therapeutics’ largest customer, as a result of which our revenue from 4P Therapeutics was $127,625. 4P Therapeutics continues to operate and is currently working on a research agreement. Our revenue from our South Korean partner, Best Choice, for the nine months ended October 31, 2020 was $357,484. Our cost of revenue for the nine months ended October 31, 2020 was $249,725. The Company expects the revenue from Best Choice to increase substantially during 2021.The Company also had revenue of $110,502 for contract manufacturing services from Pocono.

The process of developing pharmaceutical products and submitting them for FDA approval is both time consuming and expensive, with no assurance of obtaining approval from the FDA to market our product in the United States. We have budgeted $6.0 million for research and development of our abuse deterrent fentanyl transdermal system, including clinical manufacturing and clinical trials that need to be completed in order to obtain FDA approval. However, the total cost could be substantially in excess of that amount. We do not presently have the funds to enable us to develop our lead product, and we are seeking funding from a proposed public offering for this purpose for which we have filed a registration statement. We cannot assure you that we will complete this offering and, even if we complete the offering, the net proceeds of the offering will not be sufficient to complete the development and clinical testing necessary for FDA approval for our lead product. In the event that we are not able to complete this offering, we may not be able to raise the funds to finance our operations, either through a private placement or a joint venture agreement or strategic relationship, and, if we cannot raise funds as required or enter into a joint venture or other strategic relationship, we may not be able to fund the development of our product pipeline. Any money we raise in a private placement will most likely be at a discount to the then current market price and the discount could be significant, which would result in significant dilution to our stockholders with no assurance any proceeds we raise will be sufficient for us to complete the development of our lead product.

With the acquisition of 4P Therapeutics, 4P Therapeutics’ drug development business became our principal business. 4P Therapeutics was engaged in developing a series of transdermal pharmaceutical products that are all in the preclinical stage of development. Prior to our acquisition of 4P Therapeutics, 4P Therapeutics developed abuse deterrent technology upon which our lead product is based. Prior to our acquisition, 4P Therapeutics filed an international patent application under the Patent Cooperation Treaty for worldwide prosecution of the abuse deterrent transdermal technology used in our abuse deterrent fentanyl transdermal system. The patent is being prosecuted in the United States and in other countries throughout the world. We have received patent protection from the European Patent Office, Mexico’s patent office, Korea’s patent office, Russia’s patent office, Australia’s patent office and the Japan patent office for the patent applications filed by 4P Therapeutics entitled “Abuse and Misuse Deterrent Transdermal System.” In addition to applying the technology to developing an abuse deterrent fentanyl transdermal system, we believe that the abuse deterrent patch technology can be applied to other opioids and pain medication patches where there is a risk of abuse and overdose, as well as other transdermal pharmaceuticals where we believe our technology can help prevent abuse or accidental exposure. The principal asset that we acquired with our acquisition of 4P Technology is the abuse deterred technology, which included the patent applications.

Our general approach is to use generic drugs that are off patent and incorporate them into our transdermal drug delivery system. Although these medications have received FDA approval in oral or injectable form, we need to conduct a transdermal product development program which will include the preclinical and clinical trials that are necessary to receive FDA approval before we can market any of our pharmaceutical products.

Our lead product under development is our abuse deterrent fentanyl transdermal system. We believe that our abuse deterrent technology can reduce the abuse (both intentional and accidental) and misuse potential of the fentanyl patch thereby reducing the liability associated with the manufacture, sales and marketing and prescribing of fentanyl patches while maintaining the same chronic pain management associated with conventional fentanyl patches. In 2017, according to a report from the National Institute on Drug Abuse, of the more than 72,000 drug overdose deaths in the United States, nearly 30,000 occurred due to overdoses of fentanyl and fentanyl analogues. Although fentanyl patches are available on the market, we believe that none of the currently available fentanyl patches have technology designed to reduce abuse or misuse and we believe that our technology is designed to reduce the ability of recreational users to abuse or misuse the patch. Further, FDA has introduced a label warning of fatal accidental pediatric exposure to discarded fentanyl patches following more than 20 such cases in the past decade. Basic transdermal fentanyl patch technology offers no safeguard against this accidental pediatric exposure, and we believe our technology will reduce the risk of these very unfortunate accidents.

With the acquisition of 4P Therapeutics, we also acquired a pipeline of transdermal biologic products, including exenatide for type 2 diabetes and FSH for infertility, that leverage our novel delivery technology. These large molecule and peptide drugs are off-patent and are currently available only as injectables. We are evaluating the possibility of developing a transdermal delivery system for these drugs using our delivery technology as an alternative to injection but with improved compliance and patient outcomes. In addition, we may develop certain generic transdermal products where we think we can efficiently make an improvement to existing patches where we believe that we will have the opportunity to take significant market share with good profit margins. One example of such a product candidate is the development of a generic scopolamine patch. The prioritization of our portfolio product candidates will be reviewed on an ongoing basis and will take into account technical progress, market potential, and commercial interest. We cannot assure you that we will be able to develop and obtain FDA approval for any of these potential products or that we can be successful in marketing any such products. The FDA approval process can take many years to complete and we will require substantial funding for each product that goes through the process. We cannot assure you that we will obtain FDA marketing approval for any of our products.

The Company has no current plans to market our own branded consumer products. Following the acquisition of Pocono our focus has turned to contract manufacturing primarily in the Asia region with our partner Best Choice Inc. Best Choice Inc. currently works with a number of brands to whom we now provide consulting for and contract manufacturing services. The terms of our distribution agreement with Best Choice dated April 13, 2018 remain in place.

Recent Financings

On March 22, 2020, the Company issued in a private placement 46,828 units at a price of $11 per unit. Each unit consisted of one share of common stock and a warrant to purchase one share of common stock at an exercise price of $14 per share. The warrants expire April 30, 2023. The Company issued a total of 46,828 shares of common stock and warrants to purchase 46,828 shares of common stock. The Company received proceeds of $515,113.

In March 2020, a minority stockholder who had previously made loans of $215,000, made an additional loan to the Company in the amount of $60,000, increasing the total loans from the stockholder to $275,000. See Note 4 in the attached Financial Statements. On March 27, 2020, the Company issued 25,000 shares upon conversion of the notes in the principal balance of $275,000.

On March 21, 2020, the Company prepaid the convertible notes in the principal amount of $270,000 from the proceeds of the private placement. The total payments, including the prepayment penalty and accrued interest, was $345,565. As a result of the payment of the notes, the derivative liability, which was $928,774 at January 31, 2020, was reduced to zero. As a result of the terms of the private placement, the warrants to purchase 50,000 shares at lesser of (a) $20.90 or (b) if the Company completes a private offering, 110% of the initial offering price of the common stock in the public offering, became a warrant to purchase 95,000 shares at $11 per share, subject to adjustment pursuant to the antidilution provisions of the warrant. See Notes 4 and 10 in the attached Financial Statements.

On October 30, 2019, we entered into a securities purchase agreement with two investors pursuant to which we issued to the investor for $250,000 (i) 6% one-year convertible notes in the principal amount of $270,000 and (ii) three-year warrant to purchase 50,000 shares of common stock at an exercise price equal to the lesser of (i) $20.90 or (ii) if we complete this offering, 110% of the initial public offering price of the common stock in this offering, which, based on an initial public offering price of the common stock in this offering of $12.00 per share, would be $13.20 per share. The net proceeds from this financing, of approximately $203,000, were used for working capital. The notes are convertible at a conversion price equal to the lesser of (i) the per share price of our common stock offered hereby or (ii) the variable conversion price, which is defined as 70% of the lowest trading price of the common stock during the 20 trading days preceding the date of conversion. The conversion price and the percentage of the trading price is subject to downward adjustment in the event we fail to comply with its obligations under the note.

Our business is subject to significant risks, which are disclosed in more detail under “Risk Factors,” which begins on page 9, as a result of which an investment in our common stock is highly speculative and could result in the loss of your entire investment. Significant risks include, but are not limited to, the following:

●	Our business could be adversely affected by the effects of health pandemics or epidemics, including the recent outbreak of COVID-19, which was declared by the World Health Organization as a global pandemic, and is resulting in travel and other restrictions to reduce the spread of the disease, including state and local orders across the country, which, among other things, direct individuals to shelter at their places of residence, direct businesses and governmental agencies to cease non-essential operations at physical locations, prohibit certain non-essential gatherings, and order cessation of non-essential travel. The effects of these orders, government-imposed quarantines and measures we would take, such as work-from-home policies, may negatively impact productivity, disrupt our business and could delay our clinical programs and timelines, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course. These and similar, and perhaps more severe, disruptions in our operations could negatively impact our business, operating results and financial condition. Further, quarantines, shelter-in-place and similar government orders, or the perception that such orders, shutdowns or other restrictions on the conduct of business operations could occur, related to COVID-19 or other infectious diseases could impact personnel at third-party manufacturing facilities in the United States and other countries, or the availability or cost of materials, which could disrupt our supply chain.

●	If we do not raise substantial funds subsequent to the completion of this offering, we may not be able to develop our lead product and we may have to grant rights to our product on unfavorable terms in order to complete the development of this product. The completion of the development of our lead product may take longer or be more expensive than we anticipate.

●	The FDA regulatory process may take longer and be more expensive than we anticipate without any assurance that we will obtain FDA approval.

●	If we are not able to obtain FDA approval for our lead product, we may not have the resources to develop any other product, and we may not be able to continue in business.

●	We may not be able to launch any products for which we receive FDA marketing approval.

●	We may not be able to establish a distribution network for the marketing and sale of any products for which we receive FDA approval.

●	We may not be able to establish manufacturing facilities in compliance with FDA good manufacturing practices or to enter into manufacturing agreements for the manufacture of our products in an FDA approved manufacturing facility.

●	It may be necessary to us to enter into a joint venture or other strategic relationship in order to develop, perform clinical testing for, manufacture or market any of our proposed products. We may not be able to enter into such a relationship, and any relationship may not be successful, and the other party may have business interests and priorities that are different from ours.

●	We are party to a settlement agreement with the SEC resulting from statements in our SEC filings that did not accurately reflect the FDA’s jurisdiction over our consumer products and did not disclose that we could not legally market these products in the United States. The settlement included a cease-and-desist order against violating the provisions of the Securities Exchange Act which require us to file accurate registration statements and annual reports with the SEC. Our failure to comply with our obligations under the settlement agreement could result in enforcement proceedings against us or our officers.

●	We may not be able to protect our rights in our intellectual property, and we may be subject to intellectual property litigation which would be expensive and disruptive of our operations even if we eventually prevail on the merits.

●	Unanticipated side effects or other adverse events resulting from the use of our product could require a recall of our products and, even if no recall is required, our reputation could be impaired by side effects.

●	We may not be able to evaluate potential acquisition candidates, with the result that we may not be able to benefit from the acquisition or integrate the acquired business with our business. We have recently incurred an impairment charge as a result of an acquisition when the intellectual property assets of the acquired company were not as represented. We cannot assure you that we will not incur similar or other problems with any future acquisitions.

●	We may fail to comply with all applicable laws and regulations relating to our product. We may have to change or adapt our operations in the event of changes in national, regional and local government regulations, taxation, controls and political and economic developments that affect our products and the market for our products;

●	We may be unable to accurately estimate anticipated expenses, capital requirements and needs for additional financing;

●	Best Choice or any other international distributor of our products may fail to comply with applicable laws;

●	Best Choice or any other international distributor of our products may not be able to obtain any necessary regulatory approval necessary to market our product or, if they are able to obtain regulatory approval, they may not be successful in marketing our products;

●	The terms of our recent financing, including the antidilution provisions of the warrants, may impair our ability to raise funds for our operations during the term of the warrants.

Our Organization

We are a Nevada corporation, incorporated on January 4, 2016. In January 2016, we acquired Nutriband Ltd, an Irish company which was formed by Gareth Sheridan, our chief executive officer, in 2012 to enter the health and wellness market by marketing transdermal patches. Our corporate headquarters are located at 121 S. Orange Ave. Suite 1500, Orlando, Florida 32765, telephone (407) 377-6695. Our website is www.nutriband.com. Information contained on or available through our website or any other website does not constitute a portion of this prospectus.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of reduced reporting requirements that are otherwise generally applicable to public companies, although as a smaller reporting company we are taking advantage of reduced reporting requirements. In particular, as an emerging growth company, we:

●	may present only two years of audited financial statements and related disclosure under Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A;

●	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

●	are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	are not required to obtain a non-binding advisory vote from our stockholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes);

●	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and chief executive officer pay ratio disclosure;

●	will not be required to conduct an evaluation of our internal control over financial reporting until two years after the effective date of the registration statement of which this prospectus is a part.

We intend to take advantage of all of these reduced reporting requirements and exemptions. However, since we have already adopted certain new or revised accounting standards under §107 of the JOBS Act, we are not able to take advantage of the delayed phase in of the new or revised accounting standards.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, or such earlier time that we no longer meet the definition of an emerging growth company. The JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1.07 billion in annual revenues (as adjusted for inflation), have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period. Under current Securities and Exchange Commission, or SEC, rules, however, we will continue to qualify as a “smaller reporting company” for so long as we have either (i) a public float (i.e., the market value of common equity held by non-affiliates) of less than $250 million as of the last business day of our most recently completed second fiscal quarter or (ii) annual revenues of less than $100 million and a public float of less than $700 million.

THE OFFERING

Common stock offered by us:	shares of common stock.

Warrants offered by us:

We are also offering warrants to purchase up to an aggregate of shares of common stock. Each Warrant will have an exercise price per share of $          , will be immediately exercisable and will expire on the fifth anniversary of the original issuance date. This offering also relates to the shares of common stock issuable upon exercise of the warrants.

The exercise price and the number of shares issuable upon exercise of a warrant is subject to adjustment for stock splits, stock distributions, stock dividends, reverse splits and combination of shares and similar recapitalizations, and certain fundamental transactions. We are registering the warrants and the shares of common stock underlying the Warrants. See “Description of Securities — Warrants.” may be exercised on a cashless basis if there is no effective registration statement.

Common stock to be outstanding upon completion of this offering:	shares(1)

shares ( shares if the underwriters’ over-allotment option is exercised in full). If all of the warrants are exercised, there would be shares of common stock outstanding ( shares if the over-allotment option is exercised in full as to both the common stock and the warrants).

Use of proceeds:	We intend to use the net proceeds of this offering, estimated at approximately $ , primarily for research and development of our abuse deterrent fentanyl transdermal system and for working capital and other corporate purposes. See “Use of Proceeds.”

Dividend policy:	We do not anticipate paying any cash dividends on our common stock. We expect that, for the foreseeable future, any earnings will be reinvested in our business.

Listing and trading symbol:	Our symbol on the OTCQB is NTRB. We intend to apply for listing of our common stock on the NASDAQ Capital Market, and such listing is a condition to closing.

Risk Factors:	You should carefully read and consider the information set forth under the heading “Risk Factors,” beginning on page 9 of this prospectus and all other information set forth in this prospectus before deciding to invest in our common stock.

(1)	The number of shares outstanding does not include shares which may be issued upon exercise of outstanding warrants or any shares issuable upon the conversion of outstanding convertible notes which we intend to pay with the proceeds of this offering.
(2)	Does not include:

●	shares of common stock which may be issued upon exercise of the warrants ( shares if the underwriter’s overallotment option is exercised in full; and

●	shares which may be issued upon exercise of outstanding warrants.

SELECTED CONSOLIDATED FINANCIAL DATA

The following information as of January 31, 2020 and 2019, and for years then ended and for the nine months ended October 31, 2020 and 2019, has been derived from our audited consolidated financial statements and also our unaudited consolidated financial statements which appear elsewhere in this prospectus.

Statement of Operations Information:

	Nine Months Ended October 31		Year Ended January 31,
	2020	2019	2020	2019
Revenue	$596,611	$351,070	$370,647	$245,285
Cost of revenue	420,648	422,879	549,107	288,301
Selling, general and administrative expenses	589,224	1,281,538	1,790,980	3,288,224
Derivative expense	-	-	767,650	-
Net (loss)	(680,632)	(1,777,192)	(2,721,627)	(3,331,240)
Net (loss) per share of common stock (basic and diluted)	$(0.12)	$(0.33)	$(0.50)	$(0.62)
Weighted average shares of common stock outstanding (basic and diluted)	5,636,798	5,265,406	5,423,956	5,352,321

Balance Sheet Information:

	October 31,	January 31,
	2020	2020	2019
Current assets	$323,261	$43,181	$590,466
Working deficiency	(2,230,340)	(1,979,141)	187,460
Accumulated deficit	(9,582,909)	(8,902,277)	(6,180,650)
Stockholders’ equity	7,254,087	175,433	2,404,612

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision with regard to our securities. The statements contained in this prospectus include forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. The risks set forth below are not the only risks facing us. Additional risks and uncertainties may exist that could also adversely affect our business, prospects or operations. If any of the following risks actually occurs, our business, financial condition or results of operations could be harmed. In that case, the trading price of our common stock could decline, and you may lose all or a significant part of your investment.

Risks Concerning our Business

Because of a lack of funds, we have suspended our product development operations.

Our business is the development of transdermal systems for the delivery of pharmaceuticals. The development of pharmaceutical products is highly cash intensive, and many early stage drug development companies are unable to raise sufficient cash to complete the development and testing of their products and obtain regulatory approval, with the result that they either obtain funding on very unfavorable terms, cease to conduct business or sell or license their intellectual property on unfavorable terms. Because of our lack of cash and the absence of any significant financing, we have suspended our development activities relating to our transdermal pharmaceutical products. Because of the anticipated lack of revenues until we have an approved product that we can market and the time required to obtain FDA approval, which can take many years, we must rely on our ability to raise money in the private or public equity market or enter into a joint venture relationship with a company that has the funds, the willingness and the ability to fund or obtain funds for the project that is the subject of the joint venture. In March 2020, we withdrew a registration statement relating to a proposed public offering. If we are able to raise funds or enter into a joint venture, it is likely that the term will not be favorable to us. We cannot assure you that we will be able to raise funds in a public or private financing or a joint venture, and, if we are unable to do so, we may cease operations.

Because we are an early-stage company with minimal revenue and a history of losses and we expect to continue to incur substantial losses for the foreseeable future, we cannot assure you that we can or will be able to operate profitably.

We did not generate any revenue prior to the quarter ended October 31, 2018 and since then, we have incurred losses as, 4P Therapeutics generated only modest revenue from contract research and development services which are not related to our pharmaceutical transdermal patch business. Although we anticipate that, for the near term, we will continue to perform research and development services for third parties, we do not expect to generate significant revenue from performing contract research and development services for our clients and we have generated losses from operations from this business. During the year ended January 31, 2020, we experienced a significant decline in revenue from 4P Therapeutics’ largest customer. We generated a negative gross margin and negative cash flow from operations for the years ended January 31, 2020 and 2019. We are subject to the risks common to start-up, pre-revenue enterprises, including, among other factors, undercapitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. Drug development companies typically incur substantial losses during the product development and FDA testing phase of the business and do not generate revenues until after the drug has received FDA approval, which cannot be assured, and until the company has started to sell the product. We can give no assurance that we can or will ever be successful in achieving profitability and the likelihood of our success must be considered in light of our early stage of operations. We cannot assure you that we will be able to operate profitably or generate positive cash flow. If we cannot achieve profitability, we may be forced to cease operations and you may suffer a total loss of your investment.

Our business will be likely be adversely affected by the COVID-19 pandemic.

The COVID-19 pandemic and the response to the pandemic will affect our business in a number of ways, including, but are not limited to, the following:

●	Our ability to raise financing for our operations and to enter into a joint venture agreement may be affected by both the willingness and ability of potential financing sources and potential joint venture partners to invest in an undercapitalized business, particularly at a time when the potential financing source or joint venture partner may need to devote its resources to existing portfolio companies or joint ventures which may be in need of financing.

●	The decision by investors who would invest in early stage pharmaceutical companies to limit their financing efforts to companies that are dealing with products or services related to COVID-19 diagnosis or treatment.

●	The effect of recent stock market decline on the willingness of investors to make an investment in our securities.

●	The financial health of our potential contract service customers.

●	Our ability to perform contract services.

●	Our ability to obtain any goods or services which we may need to perform contract services.

●	The ability of our foreign distributors to obtain regulatory approval, which may be affected by the regulatory agencies giving a low priority to products such as our consumer patches.

●	The financial health of Best Choice.

●	If regulatory approval is obtained in South Korea, the extent to which consumers in South Korea purchase our products.

●	The extent to which the purchase of our consumer products is a low priority item for a population whose disposable income may have decreased as a result of COVID-19 and the steps taken by the South Korean government to curb the spread of infection.

Because we do not have a product we can market in the United States, we cannot predict when or whether we will operate profitably.

We have not completed the development of our lead product, which is our abuse deterrent fentanyl transdermal system, and we do not have any product that we can market in the United States. Because of the numerous risks and uncertainties associated with product development, we cannot assure you that we will be able to develop and market any products or achieve or attain profitability. If we are able to obtain financing for our operations, we expect that we will incur substantial expenses as we continue with our product development and clinical trials. Further, if we are required by applicable regulatory authorities, including the FDA as well as the comparable regulatory agencies in other countries in which we may seek to market product, to perform studies in addition to those we currently anticipate, our expenses will increase beyond expectations and the timing of any potential product approval may be delayed. As a result, we expect to continue to incur substantial losses and negative cash flow for the foreseeable future.

A number of factors, including, but not limited to the following, may affect our ability to develop our business and operate profitably:

●	our ability to obtain necessary funding to develop our proposed products;

●	the success of clinical trials for our products;

●	our ability to obtain FDA approval for us to market any proposed product in our pipeline in the United States;

●	any delays in regulatory review and approval of product in development;

●	if we obtain FDA approval to market our product, our ability to establish manufacturing and distribution operations or entering into manufacturing and distribution agreements with qualified third parties;

●	market acceptance of our products;

●	our ability to establish an effective sales and marketing infrastructure;

●	our ability to protect our intellectual property;

●	competition from existing products or new products that may emerge;

●	the ability to commercialize our products;

●	potential product liability claims and adverse events;

●	our ability to adequately support future growth; and

●	our ability to attract and retain key personnel to manage our business effectively.

Our failure to develop our abuse deterrent fentanyl transdermal system will impair our ability to continue in business.

Our lead product is our abuse deterrent fentanyl transdermal system, and we are devoting our resources primarily to developing this product, and, if we complete the development of this product, we will conduct the clinical trials necessary to enable us to obtain FDA approval and to market the product. If we are not able to obtain necessary financing to develop, obtain FDA marketing approval and market this product successfully, we may not have the resources to develop additional products, and we may not be able to continue in business.

Before we can market in the United States any product which is classified by the FDA as a drug, we must obtain FDA marketing approval.

Our proposed transdermal products are drug-device combinations that are considered by the FDA to be drugs, which require approval by the FDA. In order to obtain FDA approval, it is necessary to conduct a series of preclinical and clinical tests to confirm that the product is safe and effective. Even though the medication that is being delivered through our transdermal patch may have already received FDA approval, because we are delivering the medication through the skin, we will need to complete, to the FDA’s satisfaction, all of the required clinical testing steps to demonstrate safety and efficacy. At any point, the FDA could ask us to perform additional tests or to refine and redo a test that we had previously completed. The process of obtaining FDA approval could take many years, with no assurance that the FDA will approve the product. The FDA also will need to approve the manufacturing process and the manufacturing facility.

We may need to rely on a third party contract research organization to conduct our preclinical and clinical trials.

Although we believe that we, through 4P Therapeutics, have the capabilities to conduct preclinical studies and early stage clinical studies in house, we may need to rely on third party contract research organizations to conduct our pivotal preclinical and clinical trials. Our failure or the failure of the contract research organization to conduct the trials in compliance with FDA regulations could possibly derail our obtaining FDA approval, and could require us to redo any preclinical or clinical trials which we or the organization administered.

We may encounter delays in completing clinical trials, which would increase our costs and delay market entry.

We may experience delays in completing the clinical trials necessary for FDA approval. These delays may result from a number of factors which could prevent us from starting the trial on time or completing the study in a timely manner, which may include factors out of our control. Since we may need to rely on third parties for supplying us with the drug and transdermal patches used in the trials, there may be various reasons for us to experience a delay in obtaining the clinical materials required to start each clinical trial, which may include factors out of our control. Clinical trials can be delayed or terminated for a number of reasons, including delay or failure to:

●	obtain necessary financing;

●	obtain regulatory approval to commence a trial;

●	reach agreement on acceptable terms with prospective contract research organizations, investigators and clinical trial sites, the terms of which may be subject to extensive negotiation and vary significantly among different research organizations and trial sites;

●	obtain institutional review board approval at each site;

●	enlist suitable patients to participate in a trial;

●	have patients complete a trial or return for post-treatment follow-up;

●	ensure clinical sites observe trial protocol or continue to participate in a trial;

●	address any patient safety concerns that arise during the course of a trial;

●	address any conflicts with new or existing laws or regulations;

●	add a sufficient number of clinical trial sites; or

●	manufacture sufficient quantities of the product candidate for use in clinical trials.

Patient enrolment is also a significant factor in the timely completion of clinical trials and is affected by many factors, including the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to available alternatives, including any new drugs or treatments that may be approved for the indications we are investigating.

We may also encounter delays if a clinical trial is suspended or terminated by us, by the independent review boards of the institutions in which such trials are being conducted, by the trial’s data safety monitoring board, or by the FDA. Such authorities may suspend or terminate one or more of our clinical trials due to a number of factors, including our failure to conduct the clinical trial in accordance with relevant regulatory requirements or clinical protocols, inspection of the clinical trial operations or trial site by the FDA resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

If we experience delays in carrying out or completing preclinical or clinical trials for any product candidates, the commercial prospects of our product candidates may be harmed, and our ability to generate revenues from any of these product candidates will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may significantly harm our business and financial condition. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

Our ability to finance our operations and generate revenues depends on the clinical and commercial success of our abuse deterrent fentanyl transdermal system and our other product candidates and failure to achieve such success will negatively impact our business.

Our prospects, including our ability to finance our operations and generate revenues, depend on the successful development, regulatory approval and commercialization of our abuse deterrent fentanyl transdermal system, which itself requires substantial financing, as well as our other product candidates. The clinical and commercial success of our product candidates depends on a number of factors, many of which are beyond our control, including:

●	the FDA’s acceptance of our parameters for regulatory approval relating to our product candidates, including our proposed indications, primary endpoint assessments, primary endpoint measurements and regulatory pathways;

●	the FDA’s acceptance of the number, design, size, conduct and implementation of our clinical trials, our trial protocols and the interpretation of data from preclinical studies or clinical trials;

●	the FDA’s acceptance of the sufficiency of the data we collect from our preclinical studies and pivotal clinical trials to support the submission of a New Drug Application, known as an NDA, without requiring additional preclinical or clinical trials;

●	the FDA’s acceptance of our abuse deterrent labelling relating to our products, including our abuse deterrent fentanyl transdermal system;

●	when we submit our NDA upon completion of our clinical trials, the FDA’s willingness to schedule an advisory committee meeting, if applicable, in a timely manner to evaluate and decide on the approval of our NDA;

●	the recommendation of the FDA’s advisory committee, if applicable, to approve our application without limiting the approved labelling, specifications, distribution or use of the products, or imposing other restrictions;

●	our ability to satisfy any issued raised by the FDA in response to our test data;

●	the FDA’s satisfaction with the safety and efficacy of our product candidates;

●	the prevalence and severity of adverse events associated with our product candidates;

●	the timely and satisfactory performance by third party contractors of their obligations in relation to our clinical trials;

●	if we receive FDA approval, our success in educating physicians and patients about the benefits, administration and use our product candidates;

●	our ability to raise additional capital on acceptable terms in order to achieve conduct the necessary clinical trials;

●	the availability, perceived advantages and relative cost of alternative and competing treatments;

●	the effectiveness of our marketing, sales and distribution strategy and operations;

●	our ability to develop, validate and maintain a commercially viable manufacturing process that is compliant with current good manufacturing practices;

●	our ability to obtain, protect and enforce our intellectual property rights;

●	our ability to bring an action timely for patent infringement arising out of the filing of ANDAs by generic companies seeking approval to market generic versions of our products, if applicable, before the expiry of our patents; and

●	our ability to avoid third party claims of patent infringement or intellectual property violations.

If we fail to achieve these objectives or to overcome the challenges presented above, many of which are beyond our control, in a timely manner, we could experience significant delays or an inability to successfully commercialize our product candidates. Accordingly, even if we obtain FDA approval to market our products, we may not be able to generate sufficient revenues through the sale of our products to enable us to continue our business.

Since we do not have commercial drug manufacturing capability, if we are unable to establish manufacturing facilities, we may have to enter into a manufacturing agreement with a manufacturer that has been approved by the FDA.

Any commercial manufacturer of our products and the manufacturing facilities where we make our commercial products will be subject to FDA approval. Part of the process of seeking FDA approval to market our products is the FDA’s approval of the manufacturing process and facility. Although we recently added certain manufacturing capabilities through our acquisition of Pocono, the establishment of a manufacturing facility at the level required for prescription medication’s is very costly, and, unless we obtain funding for that purpose, it would be necessary for us to engage a third party who has experience is manufacturing transdermal patches for FDA approved products. By relying on a third-party manufacturer, we will be dependent upon the manufacturer, whose interests may be different from ours. Any third-party contract manufacturer will be responsible for quality control and for meeting our requirements. If the manufacturer does not meet our quality standards and delivers products that do not meet our specifications, we may both incur liability for breach of our warranty to our customer, as well as liability for any damage, including death, that may result from the use, abuse or accidental misuse of the product. Regardless of whether we are able to make a claim against the manufacturer, our reputation may be impaired and we may lose business as a result. Further, the contract manufacturer may have other customers and may allocate its resources based on the contract manufacturer’s interest rather than our interest. Furthermore, we may not be able to assure ourselves that we will get favorable pricing. We have previously had problems with our manufacturer of our consumer over-the-counter transdermal patches, and we cannot assure you that we will not have the same, similar or other problems with the manufacturer of our FDA approved products.

If we or any third-party manufacturer fails to comply with FDA current good manufacturing practices, we may not be able to sell our products until and unless the manufacture becomes compliant.

All FDA approved drugs, including our proposed transdermal products, must be manufactured in accordance with good manufacturing practices. All manufacturing facilities are inspected by the FDA as a matter of routine inspection or for a specific cause. If a manufacturer fails to comply with all applicable regulations, the FDA can prohibit us from distributing products manufactured in those facilities, whether they are a contract manufacturer or own facility. A failure to be in compliance with good manufacturing practices could result in the FDA closing the facilities or limiting our use of the facilities.

If the FDA implements Risk Evaluation and Mitigation Strategies policies for any of our proposed products, we will need to comply with such policies before we can obtain FDA approval or the product.

The Food and Drug Administration Amendments Act of 2007 gave FDA the authority to require a Risk Evaluation and Mitigation Strategy from manufacturers to ensure that the benefits of a drug or biological product outweigh its risks. The FDA has issued a Risk Evaluation Mitigation Strategy for a fentanyl iontophoretic transdermal system. Before we can receive FDA approval for any product for which the FDA has issued a Risk Evaluation Mitigation Strategy, we must satisfy the FDA that we have complied with the Risk Evaluation Mitigation Strategy. If one of our products becomes subject to a Risk Evaluation and Mitigation Strategy policy after receiving FDA approval, it will need to comply with such policy.

Our products will continue to be subject to FDA review after FDA approval is given.

Discovery of previously unknown problems with our products or unanticipated problems with the manufacturing processes and facilities, even after FDA and other regulatory approvals of the product for commercial sale, may result in the imposition of significant restrictions, including withdrawal of the product from the market.

The FDA and other regulatory agencies continue to review products even after the products receive agency approval. If and when the FDA approves one of our products, its manufacture and marketing will be subject to ongoing regulation, which could include compliance with current good manufacturing practices, adverse event reporting requirements and general prohibitions against promoting products for unapproved or “off-label” uses. We are also subject to inspection and market surveillance by the FDA for compliance with these and other requirements. Any enforcement action resulting from the failure, even by inadvertence, to comply with these requirements could affect the manufacture and marketing of our products. In addition, the FDA or other regulatory agencies could withdraw a previously approved product from the market upon receipt of newly discovered information. The FDA or another regulatory agency could also require us to conduct additional, and potentially expensive, studies in areas outside our approved indicated uses.

We must continually monitor the safety of our products once approved and marketed for potential adverse events which could jeopardize our ability to continue marketing the products.

As with all medical products, the use of our products could sometimes produce undesirable side effects or adverse reactions or events (referred to cumulatively as adverse events). Our consumer products initially caused skin irritation because of certain of the ingredients in the patch, which we corrected by reformulating the patches. For the most part, we expect these adverse events to be known and occur at some predicted frequency based on our experience in the clinical development program. When adverse events are reported to us, we are required to investigate each event and the circumstances surrounding it to determine whether it was caused by our product and whether a previously unrecognized safety issue exists. We will also be required to periodically report summaries of these events to the applicable regulatory authorities. If the adverse effects are significant, we may be required to recall our product. We cannot assure you that our medical products will not cause skin irritation or other adverse events. Our ability to market our products may be impaired by unanticipated adverse events and any recall of our product. Because we are an early-stage company, our reputation, and our ability to market products, could be affected more severely than a major pharmaceutical company.

In addition, the use of our products could be associated with serious and unexpected adverse events, or with less serious reactions at a greater than expected frequency. Such issues may arise when our products are used in critically ill or otherwise compromised patient populations. When unexpected events are reported to us, we are required to make a thorough investigation to determine causality and the implications for product safety. These events must also be specifically reported to the applicable regulatory authorities. If our evaluation concludes, or regulatory authorities perceive, that there is an unreasonable risk associated with the product, we would be obligated to withdraw the impacted lot(s) of that product or recall the product and discontinue marketing until all problems are satisfactorily resolved. Furthermore, an unexpected adverse event of a new product could be recognized only after extensive use of the product, which could expose us to product liability risks, enforcement action by regulatory authorities and damage to our reputation and public image.

A serious adverse finding concerning the risk of any of our products by any regulatory authority could adversely affect our reputation, business and financial results.

If we obtain FDA approval to market our products, we expect to spend considerable time and money complying with federal and state laws and regulations governing their sale, and, if we are unable to fully comply with such laws and regulations, we could face substantial penalties.

Health care providers, physicians and others will play a primary role in the recommendation and prescription of our proposed products. Further, if we use third-party sales and marketing providers, they may expose us to broadly applicable fraud and abuse and other health care laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our products. Applicable federal and state health care laws and regulations are expected to include, but not be limited to, the following:

●	The federal anti-kickback statute is a criminal statute that makes it a felony for individuals or entities knowingly and willfully to offer or pay, or to solicit or receive, direct or indirect remuneration, in order to induce the purchase, order, lease, or recommending of items or services, or the referral of patients for services, that are reimbursed under a federal health care program, including Medicare and Medicaid;

●	The federal False Claims Act imposes liability on any person who knowingly submits, or causes another person or entity to submit, a false claim for payment of government funds. Penalties include three times the government’s damages plus civil penalties of $5,500 to $11,000 per false claim. In addition, the False Claims Act permits a person with knowledge of fraud, referred to as a qui tam plaintiff, to file a lawsuit on behalf of the government against the person or business that committed the fraud, and, if the action is successful, the qui tam plaintiff is rewarded with a percentage of the recovery;

●	Health Insurance Portability and Accountability Act, known as HIPAA, imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

●	The Social Security Act contains numerous provisions allowing the imposition of a civil money penalty, a monetary assessment, exclusion from the Medicare and Medicaid programs, or some combination of these penalties; and

●	Many states have analogous state laws and regulations, such as state anti-kickback and false claims laws. In some cases, these state laws impose more strict requirements than the federal laws. Some state laws also require pharmaceutical companies to comply with certain price reporting and other compliance requirements.

Our failure to comply with any of these federal and state health care laws and regulations, or health care laws in foreign jurisdictions, could have a material adverse effect on our business, financial condition, result of operations and cash flows.

Before we can market our product outside of the United States, we will need to obtain regulatory approval in each country in which we propose to sell our products.

In order to market and sell our products in jurisdictions other than the United States, we must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The regulatory approval process outside the United States generally includes all of the risks associated with obtaining FDA and can involve additional testing.

In addition, in many countries worldwide, it is required that the product be approved for reimbursement before the product can be approved for sale in that country. We may not obtain approvals from regulatory authorities outside the United States on a timely basis, if at all. Even if we were to receive approval in the United States, approval by the FDA does not ensure approval by regulatory authorities in other countries. Similarly, approval by one regulatory authority outside the United States would not ensure approval by regulatory authorities in other countries. We may not be able to file for marketing approvals and may not receive necessary approvals to commercialize our products in any market. If we are unable to obtain approval of our product candidates by regulatory authorities in foreign jurisdictions, the commercial prospects of those product candidates may be significantly diminished, and our business prospects could be impaired.

Outside the United States, particularly in member states of the European Union, the pricing of prescription drugs is subject to governmental control. In these countries, pricing negotiations or the successful completion of health technology assessment procedures with governmental authorities can take considerable time after receipt of marketing approval for a product. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Certain countries allow companies to fix their own prices for medicines but monitor the pricing.

In addition to regulations in the United States, if we market outside of the United States, we will be subject to a variety of regulations governing, among other things, clinical trials and any commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries.

If we do not have sufficient product liability insurance, we may be subject to claims that are in excess of our net worth.

Before we market any pharmaceutical product, we will need to purchase significant product liability insurance. However, in the event of major claims from the use of our products, it is possible that our product liability insurance will not be sufficient to cover claims against us. We cannot assure you that we will not face liability arising out of the use of our products which is significantly in excess of the limits of our product liability insurance. In such event, if we do not have the funds or access to the funds necessary to satisfy such liability, we may be unable to continue in business.

Because some of the patches we are developing, such as our abuse deterrent fentanyl patch, have potential severe side effects, we may face liability in the event patients suffer serious, possibly life-threatening, side effects from our products.

Fentanyl patches have known side effects and may cause serious or life-threatening breathing problems due to opioid-induced respiratory depression. In addition, taking certain medications with fentanyl may increase the risk of serious or life-threatening breathing problems, sedation or coma. Because of the seriousness of the side effects, fentanyl patches should only be used in accordance labelling approved by the FDA or by the applicable regulatory authorities outside of the United States. Fentanyl patches are only indicated for the treatment of people who are tolerant to opioid medications because they have taken this type of medication for at least one week and should not be used to treat mild or moderate pain, short-term pain, pain after an operation or medical or dental procedure, or pain that can be controlled by medication that is taken on an as-needed basis. Although we will include all warnings on the packaging that are required by the FDA or foreign regulatory authorities, claims may be made against us in the event that death or serious side effects result from the use of our abuse deterrent fentanyl transdermal system, even if prescribed for a patient for whom fentanyl patches should not be prescribed. We cannot assure you that we will not face significant liability as a result of such side effects, and we may not have sufficient product liability insurance to cover any damages that may be assessed against us.

Because of our lack of funds, we may have to enter into a joint venture or strategic relationship or licensing agreement with a third party to develop and seek to obtain FDA approval of our potential products.

Our present efforts are directed to developing and seeking FDA approval for our pipeline of transdermal pharmaceutical products including our lead product, the abuse deterrent fentanyl transdermal system. The development of pharmaceutical products including a new delivery system for an already approved drug, is very expensive with no assurance of obtaining FDA approval. Because of the costs involved, we may need to enter into a joint venture or strategic alliance or licensing or similar agreement with a third party to bring our products to market, in which event we would have to give up a significant percentage of the equity in or rights to the product and require the other party to provide the necessary financing and personnel and to take a significant role in making the decisions relating to the development, testing, marketing and manufacturing of the product. The third party may have interests which are different from, and possibly in conflict with, our own. If we are unable to attract competent parties to distribute and market any product which we may develop, or if such parties’ efforts are inadequate, we will not be able to implement our business strategy and may have to cease operations. We cannot assure you that we will be successful in entering into joint ventures or other strategic relationships or that any relationship into which we may enter will develop a marketable product or that we will generate any revenue or net income from such a venture.

We may decide not to continue developing or commercializing any products at any time during development or after approval, which would reduce or eliminate our potential return on investment for those product candidates.

We may decide to discontinue the development of our abuse deterrent fentanyl transdermal system or any other product in our pipeline or not to continue to commercialize any potential product for a variety of reasons, such as the appearance of new technologies that make our product less commercially viable, an increase in competition, changes in or failure to comply with applicable regulatory requirements, the discovery of unforeseen side effects during clinical development or after the approved product has been marketed or the occurrence of adverse events at a rate or severity level that is greater than experienced in prior clinical trials. If we discontinue a program in which we have invested significant resources, we will not receive any return on our investment.

If any of our potential products are approved for marketing but fail to achieve the broad degree of physician or market acceptance necessary for commercial success, our operating results and financial condition will be adversely affected.

If any of the products in our pipeline receives FDA approval for us to market the product in the United States, it will be necessary for us to generate acceptance of our product for the indications covered by the FDA approval. In order to generate acceptance in the marketplace, we will need to demonstrate to physicians that our product provides a distinct advantage or better outcome at a price that reflects the value of our product as compared with existing products. We will need to develop and implement a marketing program directed at both physicians and the general public. Since we do not presently have the resources necessary to develop or implement an in-house marketing program and we may not have the funds to do so if and when we obtain FDA approval to market our product, we will need to establish a distribution network though license and distribution agreements with third parties who have the capability to market our product to physicians and emergency service organizations, and we will be dependent upon the ability of these third parties to market our products effectively. We cannot assure you that we will be able to negotiate license and distribution agreements with terms that are acceptable to us. Since we do not have an established track record and our product pipeline is relatively small, we may be at a disadvantage in negotiating the terms of license and distribution agreements. Further, we may have little control over the development and implementation of our licensee’s marketing program, and our licensees may have interests that are inconsistent with ours with respect to the allocation of resources and implementation of the marketing program. We cannot assure you that a marketing program for any of our products can or will be implemented effectively or that we will be successful in developing physician and emergency service acceptance of our products.

If we seek to market any products in our pipeline in countries other than the United States, we will need to comply with the regulations of each country in which we seek to market our products.

None of our pharmaceutical products are currently approved for sale by any government authority in any jurisdiction. If we fail to comply with regulatory requirements in any market we decide to enter, or to obtain and maintain required approvals, or if regulatory approvals in the relevant markets are delayed, our target market will be reduced and our ability to realize the full market potential of our products will be harmed. Marketing approval in one jurisdiction, including the United States, does not ensure marketing approval in another, but a failure or delay in obtaining marketing approval in one jurisdiction may have a negative effect on the regulatory process in others. Failure to obtain a marketing approval in countries in which we seek to market our products or any delay or setback in obtaining such approval would impair our ability to develop foreign markets for any of our products.

The drug delivery industry is subject to rapid technological change and, our failure to keep up with technological developments may impair our ability to market our products.

Our products use technology which we developed for the transdermal delivery of drugs. The field of drug delivery is subject to rapid technological changes. Our future success will depend upon our ability to keep abreast of the latest developments in the industry and to keep pace with advances in technology and changing customer requirements. If we cannot keep pace with such changes and advances, our proposed products could be rendered obsolete, which would result in our having to cease its operations.

If we obtain FDA approval, we will face significant competition from better known and better capitalized companies.

If we obtain FDA approval for any of our products, we expect to face significant competition from existing companies, which are better known and already have developed relationships with physicians within the healthcare system. Any product we may develop will compete with existing medications performing the same medicinal functions, which may include transdermal patches. We cannot assure you that we will be able to compete successfully. In addition, even if we are able to commercialize our product candidates, we may not be able to price them competitively with current standard of care products or their price may drop considerably due to factors outside our control. If this happens or the price of materials and manufacture increases dramatically, our ability to continue to operate our business would be materially harmed and we may be unable to commercialize any products successfully. In addition, other pharmaceutical companies may be engaged in developing, patenting, manufacturing and marketing products that compete with those that we are developing. These potential competitors may include large and experienced companies that enjoy significant competitive advantages over us, such as greater financial, research and development, manufacturing, personnel and marketing resources, greater brand recognition and more experience and expertise in obtaining marketing approvals from the FDA and foreign regulatory authorities.

Healthcare reforms by governmental authorities, court decisions affecting health care policies and related reductions in pharmaceutical pricing, reimbursement and coverage by third-party payors may adversely affect our business.

We expect the healthcare industry to face increased limitations on reimbursement, rebates and other payments as a result of healthcare reform, which could adversely affect third-party coverage of our proposed products and how much or under what circumstances healthcare providers will prescribe or administer our products, if approved.

In both the U.S. and other countries, sales of our products, if approved for marketing, will depend in part upon the availability of reimbursement from third-party payors, which include governmental authorities, managed care organizations and other private health insurers. Third-party payors are increasingly challenging the price and examining the cost effectiveness of medical products and services.

Increasing expenditures for healthcare have been the subject of considerable public attention in the United States. Both private and government entities are seeking ways to reduce or contain healthcare costs. Numerous proposals that would effect changes in the United States healthcare system have been introduced or proposed in Congress and in some state legislatures, including reducing reimbursement for prescription products and reducing the levels at which consumers and healthcare providers are reimbursed for purchases of pharmaceutical products.

Cost reduction initiatives and changes in coverage implemented through legislation or regulation could decrease utilization of and reimbursement for any approved products, which in turn would affect the price we can receive for those products. Any reduction in reimbursement that results from federal legislation or regulation may also result in a similar reduction in payments from private payors, since private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates.

Significant developments that may adversely affect pricing in the United States include the enactment of federal healthcare reform laws and regulations, including the Affordable Care Act, or ACA, which is popularly known as Obamacare, and the Medicare Prescription Drug Improvement and Modernization Act of 2003. A recent district court decision which struck down Obamacare, if upheld, could have a material adverse effect upon reimbursement and payment for products such as our proposed products. Changes to the healthcare system enacted as part of any healthcare reform in the United States, as well as the increased purchasing power of entities that negotiate on behalf of Medicare, Medicaid, and private sector beneficiaries, may result in increased pricing pressure by influencing, for instance, the reimbursement policies of third-party payors. Regulatory changes which have the effect of decreasing the use of opioids has resulted in a decrease in the size of the market for opioid products, including fentanyl, could impact the market for our abuse deterrent fentanyl transdermal system or any other opioid-based transdermal product we may develop.

In 2017, a new administration, which had promised to repeal and replace the ACA, took office in the United States. Although we cannot predict the form any such replacement of the ACA may take or the full effect on our business of the enactment of additional legislation pursuant to healthcare and other legislative reform, we believe that legislation or regulations that would reduce reimbursement for, or restrict coverage of, our products could adversely affect how much or under what circumstances healthcare providers prescribe or administer our products. This could materially and adversely affect our business by reducing our ability to generate revenues, raise capital, obtain licensees and market our products. In addition, we believe the increasing emphasis on managed care in the United States, has and will continue to put pressure on the price and usage of pharmaceutical products, which may adversely impact product sales.

It will be difficult for us to profitably sell any of our products if reimbursement for these products is limited by government authorities and third-party payor policies.

It is difficult and costly to protect our proprietary rights, and we may not be able to ensure their protection.

Our commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection for our technology which is incorporated in our products as well as successfully defending these patents against third-party challenges, should any be brought. 4P Therapeutics originally filed an international patent application under the Patent Cooperation Treaty for worldwide prosecution of the abuse deterrent transdermal technology patent used in our lead product, the abuse deterrent fentanyl transdermal system. The patent is being prosecuted in the United States and in other countries. Although the European Patent Office and the Japan patent office have approved our patent application, we have not yet received any response from the United States Patent and Trademark Office. Our ability to stop third parties from making, using, selling, offering to sell or importing products utilizing our proprietary or patented technology is dependent upon the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities. We cannot assure you that a patent will be granted in the United States or in any country in which the patent is being prosecuted. The patent positions of pharmaceutical and biopharmaceutical companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. No consistent policy regarding the breadth of claims allowed in biopharmaceutical patents has emerged to date in the United States. The biopharmaceutical patent situation outside the United States varies from country to country and is even more uncertain. Changes in either the patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property. Accordingly, we cannot predict the breadth of claims that may be allowed or enforced in any patents we may be granted. Further, if any patents are granted and are subsequently deemed invalid and unenforceable, it could impact our ability to license our technology and, as noted previously, fend off competitive challenges. Patent litigation is very expensive, and we may not have sufficient funds to defend our proprietary technology from infringement, either as a plaintiff in an action seeking to stop infringers from using our technology, or as a defendant in an action against us alleging infringement by us.

The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

●	others may be able to make compositions or formulations that are similar to our product s but that are not covered by the claims of our patents;

●	other persons may have filed patents covering inventions, technology or processes that we use, with the result that we may infringe upon the prior patents;

●	others may independently develop similar or alternative technologies or duplicate any of our technologies;

●	our pending patent applications may not result in the grant of patents;

●	any patents which may be issued may not provide us with any competitive advantages, or may be held invalid or unenforceable as a result of legal challenges by third parties;

●	our inability to fund any litigation to defend our proprietary rights, either in defense of an action against us or a plaintiff to seek to prevent infringement.

●	our failure to develop additional proprietary technologies that are patentable.

If we seek to expand our business through acquisition, we may not be successful in identifying acquisition targets or integrating their businesses with our existing business.

We have recently expanded our business by acquisition, and we may make acquisitions in the future. In 2017, we issued 1,250,000 shares of common stock, valued at $2,500,000, in connection with our proposed acquisition of Advanced Health Brands, Inc., but the stock of Advanced Health Brands was never transferred to us and the value of the intellectual property we were to have acquired did not have the value we anticipated, with the result that we incurred a $2,500,000 impairment loss in the year ended January 31, 2018. In September 2018, we entered into an agreement to acquire Carmel Biosciences Inc., and in November 2018, we terminated the agreement. We previously entered into another acquisition agreement which was rescinded shortly after the agreement was executed. We cannot assure you that any acquisition we complete will be successful or that any acquisition agreement we may enter into will result in an acquisition. An acquisition can be unsuccessful for a number of reasons, including the following:

●	We may incur significant expenses and devote significant management time to the acquisition, and we may be unable to consummate the acquisition on acceptable terms.

●	If we identify a potential acquisition, we may face competition from other companies in the industry or from financial buyers in seeking to make the acquisition.

●	The integration of any acquisition with our existing business may be difficult and, if we are not able to integrate the business successfully, we may not only be unable to operate the business profitably, but management may be unable to devote the necessary time to the development of our existing business;

●	The key employees who operated the acquired business successfully prior to the acquisition may not be happy working for us and may resign, thus leaving the business without the necessary continuity of management.

●	Even if the business is successful, our senior executive officers may need to devote significant time to the acquired business, which may distract them from their other management activities.

●	If the business does not operate as we expect, we may incur an impairment charge based on the value of the assets acquired.

●	The products or proposed products of the acquired company may have regulatory problems with the FDA or any other regulatory agency, including the need for additional and unanticipated testing or the need for a recall or a change in labeling.

●	We may have difficulty maintaining the necessary quality control over the acquired business and its products and services.

●	To the extent that an acquired company operates at a loss prior to our acquisition, we may not be able to develop profitable operations following the acquisition.

●	Problems and claims relating to the acquired business that were not disclosed at the time of the acquisition may result in increased costs and may impair our ability to operate the acquired company.

●	The acquired company may have liabilities or obligations which were not disclosed to us, or the acquired assets, including any intellectual property, may not have the value we anticipated.

●	The assets, including intellectual property, of the acquired company may not have the value that we anticipated.

●	The products may not perform as anticipated.

●	We may not be able to fund the development of any assets we may acquire.

●	The products may be subject to recall or the FDA may require additional trials for the product.

●	Components or ingredients for the product may become subject to tariffs which may increase manufacturing costs.

●	We may require significant capital both to acquire and to operate the business, and the capital requirements of the business may be greater than we anticipated. Our failure to obtain funds on reasonable terms may impair the value of the acquisition.

●	The acquired company may not operate at the revenue level or with the gross margin shown in the financial statements or projections.

●	The acquired company may have granted rights to its intellectual property which decrease the value of the intellectual property to us.

●	Patents may not be granted for patent applications which the acquired company filed or patents may be successfully challenged.

●	There may be conflicts in management styles that prevent us from integrating the acquired company with us.

●	The former equity owners or officers may compete in violation of their non-competition covenants or the non-competition covenants may be held to be unenforceable.

●	The business of the acquired company may have problems of which management was unaware and which do not become evident until after the acquisition and we may require significant funding to remedy the problem.

●	The indemnification obligations of the seller under the purchase agreement, if any, may be inadequate to compensate us for any loss, damage or expense which we may sustain, including undisclosed claims or liabilities.

●	To the extent that the acquired company is dependent upon its management to maintain relationships with existing customers, we may have difficulty in retaining the business of these customers if there is a change in management.

●	Government agencies may seek damages after we make the acquisition for conduct which occurred prior to the acquisition and we may not have adequate recourse against the seller.

●	The acquired company may have operated in violation of laws which results significant expenditures for us to remedy as well as potential penalties for the violations.

●	We may have difficult collecting the acquired company’s accounts receivable and in selling the acquired company’s inventory.

●	The sellers of the acquired company may be in breach of their representations and warranties and we may not be able to recover damages.

If any of the foregoing or any other events which we do not contemplate happen, we may incur significant expenses, which we may not be able to cover, and the development of our business can be impaired. We cannot assure you that any acquisition we will make will be successful.

We have no current plans regarding the marketing of our own consumer products

We do not currently sell or market our own branded consumer transdermal products directly, and have no such plans to do so. We cannot market our consumer transdermal patch products in the United States without first obtaining FDA approval. We do not plan to seek FDA approval or market our own branded products in the United States at this time. Following our acquisition of Pocono, our core focus is on contract manufacturing and consulting for third party brands primarily in Asia.

We are dependent upon our chief executive officer and our chief operating officer.

We are dependent upon Gareth Sheridan, our chief executive officer, and Dr. Alan Smith, our chief operating officer who is president of 4P Therapeutics. Although Mr. Sheridan has an employment agreement with us, the employment agreement does not guarantee that he will continue with us. We do not have an employment agreement with Dr. Smith. The loss of Mr. Sheridan or Dr. Smith would materially impair our ability to conduct our business.

If we are unable to attract, train and retain technical and financial personnel, our business may be materially and adversely affected.

Our future success depends, to a significant extent, on our ability to attract, train and retain key management, technical, regulatory and financial personnel. Recruiting and retaining capable personnel with experience in pharmaceutical product development is vital to our success. There is substantial competition for qualified personnel, and competition is likely to increase. We cannot assure you we will be able to attract or retain the personnel we require. Our financial condition is likely to impair our ability to attract qualified candidates. If we are unable to attract and retain qualified employees, our business may be materially and adversely affected.

Risks Concerning our Securities

The market price for our common stock may be volatile and your investment in our common stock could suffer a decline in value.

The trading volume in our stock is low, which may result in volatility in our stock price. As a result, any reported prices may not reflect the price at which you would be able to sell shares of common stock if you want to sell any shares you own or buy if you wish to buy shares. Further, stocks with a low trading volume may be more subject to manipulation than a stock that has a significant public float and is actively traded. The price of our stock may fluctuate significantly in response to a number of factors, many of which are beyond our control. These factors include, but are not limited to, the following, in addition to the risks described above and general market and economic conditions:

●	the market’s reaction to the offering, our financial condition and the general perception of our ability to raise necessary funding or enter into a joint venture or partnering arrangement, given the economic environment resulting from the COVID-19 pandemic, as well as its perception of the possible terms of any financing or joint venture;

●	the market’s perception as to our ability to generate positive cash flow or earnings;

●	changes in our or any securities analysts’ estimate of our financial performance;

●	the perception of our ability to raise the necessary financing to complete the product development activities including preclinical and clinical testing required for FDA approval and our ability to generate revenue and cash flow from our products;

●	the anticipated or actual results of our operations;

●	changes in market valuations of other companies in our industry;

●	litigation or changes in regulations and insurance company reimbursement policies affecting prescription drugs;

●	concern that our internal controls are ineffective;

●	any discrepancy between anticipated or projected results and actual results of our operations;

●	actions by third parties to either sell or purchase stock in quantities which would have a significant effect on our stock price; and

●	other factors not within our control.

A market for our warrants may not develop.

There is no market for our warrants, we are not applying for the listing or trading of the warrants on any exchange or market, neither we nor the underwriters are taking any steps to create a market for the warrants, and we cannot assure that a market for our warrants will develop. The absence of a market could make it difficult for you to sell or purchase any warrants, and if a market for the warrants develops, the market price for the warrants could be more volatile that would be the case if there were an active market for the warrants.

We have broad discretion in the use of the proceeds from this offering, and we may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

A portion of the net proceeds from this offering are expected to be used for general corporate purposes, work on the development of our lead product and working capital. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or market value. The net proceeds of this offering will not be sufficient to complete the development and testing of our lead product. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

Raising funds by issuing equity or convertible debt securities could dilute the net tangible book value of the common stock and impose restrictions on our working capital.

We anticipate that we will require funds in addition to the net proceeds from this offering for our business. If we were to raise additional capital by issuing equity securities, either alone or in connection with a non-equity financing, the net tangible book value of the then outstanding common stock could decline. If the additional equity securities were issued at a per share price less than the market price, which is customary in the private placement of equity securities, the holders of the outstanding shares would suffer dilution, which could be significant. Further, if we are able to raise funds from the sale of debt securities, the lenders may impose restrictions on our operations and may impair our working capital as we service any such debt obligations.

Purchasers of common stock in this offering will experience immediate and substantial dilution of $ per share.

Our net tangible book value per share as of October 31, 2020 is $0.23 per share. Based on an initial public offering price of $ per share, purchasers of our common stock in this offering will experience an immediate dilution of $ per share in the net tangible book value per share of common stock from the initial public offering price of the common stock (assuming that the underwriters do not exercise their over-allotment option), and our net tangible book value as of October 31, 2020 after giving effect to this offering would be $ per share. This dilution is due in large part to sales of our common stock at a price which is less than the offering price of our common stock, our accumulated deficit of $7,254,087 as of October 31, 2020, and $8,474,894 of our assets as of October 31, 2020 being intangible assets.

You may experience future dilution as a result of future equity offerings and other issuances of our common stock or other securities. In addition, this offering and future equity offerings and other issuances of our common stock or other securities may adversely affect our common stock price.

We will need to raise funds in additional to the net proceeds of this offering in order to develop our products. In order to raise additional capital, we may in the future offer additional shares of our common stock or other securities convertible into or exchangeable for our common stock at prices that may not be the same as the price per share in this offering. We may not be able to sell shares or other securities in any other offering at a price per share that is equal to or greater than the price per share paid in this offering, and investors purchasing shares or other securities in the future could have rights superior to those of existing stockholders. The price per share at which we sell additional shares of our common stock or securities convertible into common stock in future transactions may be higher or lower than the price per share in this offering and may be at a discount from the then current market price for the common stock. You will incur dilution upon exercise of any outstanding stock options, warrants or upon the issuance of shares of common stock under our present and future stock incentive programs. In addition, the sale of shares in this offering and any future sales of a substantial number of shares of our common stock in the public market, or the perception that such sales may occur, could adversely affect the price of our common stock. We cannot predict the effect, if any, that market sales of those shares of common stock or the availability of those shares of common stock for sale will have on the market price of our common stock.

Holders of our warrants will have no rights as common stockholders until they exercise their warrants.

Until you acquire shares of our common stock upon exercise of your warrants, you will have no rights with respect to shares of our common stock issuable upon exercise of your warrants. Upon exercise of your warrants, you will be entitled to exercise the rights of a common stockholder only as to matters for which the record date occurs after the exercise date.

We may issue preferred stock whose terms could adversely affect the voting power or value of our common stock.

Our articles of incorporation authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred stock the right to elect a number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the common stock.

We may not be able to recover the 1,200,000 shares of common stock we issued in connection with our proposed acquisition of Advanced Health Brands.

On May 22, 2017, we entered into an agreement to acquire Advanced Health Brands, which held six provisional patents for transdermal products. Pursuant to the agreement, we were to issue 1,250,000 shares of common stock, valued at $2,500,000, in exchange for the stock of Advanced Health Brands and a related corporation. In August 2017, when we issued the shares to the Advanced Health Brands stockholders, the Advanced Health Brands stock had not been transferred to us. Although we did not have title to the shares of Advanced Health Brands stock, we treated the transaction as completed and we announced that we had acquired Advanced Health Brands, relying on the stockholders’ obligation to transfer the shares to us. We had appointed two of the Advanced Health Brands stockholders as directors and executive officers. In January 2018, we recognized an impairment loss of $2,500,000 based on both our failure to obtain title to the Advanced Health Brands stock and our conclusion that the provisional patents that were held by Advanced Health Brands did not have any value to us. In December 2018 50,000 shares were returned by one of the defendants. We have commenced legal actions against Advanced Health Brands and its stockholders in Florida and New York. In the Florida action, the court ruled against us. On February 1, 2019, we appealed the court’s order. Pursuant to a settlement agreement with one of the defendants, that defendant returned the 50,000 shares which had been issued to her, and the shares were cancelled as of January 31, 2019. On March 20, 2020, the Florida district court of appeal reversed the lower court ruling in the Florida state court action that dismissed our complaint with prejudice, and gave us leave to file an amended complaint. The New York action was recently commenced against the stockholders of Advanced Health Brands, and the defendants filed a motion to dismiss the action. We cannot assure you that we will prevail in either action, that we will be able recover either the 1,200,000 shares of common stock or any monetary damages from the Advanced Health Brands stockholders or that we will not incur any liability as a result of either our issuance of the shares or our failure to provide the necessary documentation to permit the Advanced Health Brands stockholders to sell their shares pursuant to Rule 144 or from our treating and announcing the acquisition as completed or based on other claims.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

We are classified as an “emerging growth company” under the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, we will not be required to, among other things, (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (iii) provide certain disclosure regarding executive compensation, or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.07 billion of revenues in a fiscal year, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1.07 billion of non-convertible debt over a three-year period. To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our common stock to be less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Because the warrants provide that, in an action, suit or proceeding the non-prevailing party will reimburse the prevailing party for its reasonable costs and expenses, holders of the warrants may be reluctant to seek to enforce any rights they may have.

The warrants provide that if either party shall commence an action, suit or proceeding to enforce any provisions of the warrant, the prevailing party in such action, suit or proceeding shall be reimbursed by the other party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding, which costs and expenses may be significant. As a result, holders of the warrants may be reluctant to pursue any rights which they believe they have against the Company under the terms of the warrants. However, these provisions do not apply to any action or proceeding brought by a holder of warrants against us under federal securities laws and the rules and regulations of the Securities and Exchange Commission thereunder.

We and our senior executive officers settled an SEC investigation, which may affect the market for and the market price of our common stock and our ability to list on a stock exchange.

Following an investigation into the accuracy of statements in our Form 10 registration statement filed June 2, 2016, as amended, and our Form 10-K annual report filed May 8, 2017 that did not accurately reflect the FDA’s jurisdiction over our consumer products and did not disclose that we could not legally market these products in the United States, a Wells notice which we, our chief executive officer and our chief financial officer received on August 10, 2017 and a Wells submission which we and the officers submitted in response to the Wells notice, the SEC, on December 26, 2018, announced that it has accepted our settlement offer and instituted settled an administrative cease-and-desist proceeding against us and our chief executive officer and chief financial officer. The SEC’s administrative order, dated December 26, 2018, finds that we and the officers consented – without admitting or denying any findings by the SEC — to cease-and-desist orders against them for violations by us of Sections 12(g) and 13(a) of the Securities Exchange Act of 1934 and Rules 12b-20 and 13a-1 thereunder, which require issuers to file accurate registration statements and annual reports with the Commission; violations by the officers for causing our violations of the above issuer reporting provisions; and violations by the officers of Rule 13a-14 of the Exchange Act, which requires each principal executive and principal financial officer of issuers to attest that annual reports filed with the SEC do not contain any untrue statements of material fact. In addition to consenting to the cease-and-desist orders, the officers have each agreed to pay a $25,000 civil penalty to resolve the investigation. The administrative order does not impose a civil penalty or any other monetary relief against us. The settlement may affect the market for and the market price of our common stock.

Our lack of internal controls over financial reporting may affect the market for and price of our common stock.

Pursuant to Section 404 of the Sarbanes-Oxley Act, we are required to file a report by our management on our internal control over financial reporting. Our disclosure controls and our internal controls over financial reporting are not effective. We do not have the financial resources or personnel to develop or implement systems that would provide us with the necessary information on a timely basis so as to be able to implement financial controls. Our financial condition together with the fact that we recently acquired 4P Therapeutics, which was a privately owned company prior to our acquisition and did not have any internal controls over financial reporting in effect, makes it difficult for us to implement a system of internal controls over financial reporting, and we cannot assure you that we will be able to develop and implement the necessary controls. The absence of internal controls over financial reporting may inhibit investors from purchasing our stock and may make it more difficult for us to raise capital or borrow money. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in developing or maintaining internal control.

Our auditors’ report includes a going concern paragraph.

Our financial statements include a going-concern qualification from our auditors, which expresses doubt about our ability to continue as a going concern. We have operated at a loss since inception. Our ability to operate profitable is dependent upon, among other things, obtaining substantial financing, developing our products, completing FDA clinical testing, obtaining FDA approval and implementing a marketing program for our products. These factors, among others, raise substantial doubt about our ability to continue as a going concern. The accompanying financial statements do not include any adjustments that take into consideration the uncertainty of our ability to continue operations.

The recently quoted price for the common stock bears no relation to the offering price of the securities being offered in this offering or the price of the common stock following this offering.

The recent prices for our common stock reflect the effects of the one-for-four reverse split on little or no volume. The offering price of the common stock and the exercise price of the warrants do not bear a relationship to the recently reported price for the common stock. Therefore, the recent market price, which is based on the absence of an active trading market in our common stock, is not to be indicative of the public offering price for our common stock or of the market price for the common stock or warrants following this offering.

We have broad discretion in the use of the proceeds from this offering, and we may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

A portion of the net proceeds from this offering are expected to be used for general corporate purposes, including the payment of the principal and interest on the notes we issued in our October 2019 financing, work on the development of our lead product and working capital. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or market value. The net proceeds of this offering will not be sufficient to complete the development and testing of our lead product. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

Because of our executive officers’ stock ownership, they have the power to elect all directors and to approve any action requiring stockholder approval.

Our officers and directors as a group beneficially own approximately 61% of our common stock. As a result, they have the effective power to elect all of our directors and to approve any action requiring stockholder approval.

A market for our warrants may not develop.

There is no market for our warrants, we are not applying for the listing or trading of the warrants on any exchange or market, neither we nor the underwriters are taking any steps to create a market for the warrants, and we cannot assure that a market for our warrants will develop. The absence of a market could make it difficult for you to sell or purchase any warrants, and if a market for the warrants develops, the market price for the warrants could be more volatile that would be the case if there were an active market for the warrants.

Holders of our warrants will have no rights as common stockholders until they exercise their warrants.

Until you acquire shares of our common stock upon exercise of your warrants, you will have no rights with respect to shares of our common stock issuable upon exercise of your warrants. Upon exercise of your warrants, you will be entitled to exercise the rights of a common stockholder only as to matters for which the record date occurs after the exercise date.

Raising funds by issuing equity or convertible debt securities could dilute the net tangible book value of the common stock and impose restrictions on our working capital.

We anticipate that we will require funds in addition to the net proceeds from this offering for our business. If we were to raise additional capital by issuing equity securities, either alone or in connection with a non-equity financing, the net tangible book value of the then outstanding common stock could decline. If the additional equity securities were issued at a per share price less than the market price, which is customary in the private placement of equity securities, the holders of the outstanding shares would suffer dilution, which could be significant. Further, if we are able to raise funds from the sale of debt securities, the lenders may impose restrictions on our operations and may impair our working capital as we service any such debt obligations.

Stockholders may experience significant dilution as a result of future equity offerings and other issuances of our common stock or other securities.

We will need to raise substantial funds in order to develop our products. In order to raise additional capital, we may in the future offer additional shares of our common stock or other securities convertible into or exchangeable for our common stock at prices that may not which is less than the market price and which may be based on a discount from market at the time of issuance. Stockholders will incur dilution upon exercise of any outstanding stock options, warrants or upon the issuance of shares of common stock under our present and future stock incentive programs. In addition, the sale of shares and any future sales of a substantial number of shares of our common stock in the public market, or the perception that such sales may occur, could adversely affect the price of our common stock. We cannot predict the effect, if any, that market sales of those shares of common stock or the availability of those shares of common stock for sale will have on the market price of our common stock.

We may issue preferred stock whose terms could adversely affect the voting power or value of our common stock.

Our articles of incorporation authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred stock the right to elect a number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the common stock.

The warrants provide that if either party shall commence an action, suit or proceeding to enforce any provisions of the warrant, the prevailing party in such action, suit or proceeding shall be reimbursed by the other party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding, which costs and expenses may be significant. As a result, holders of the warrants may be reluctant to pursue any rights which they believe they have against the Company under the terms of the warrants. However, these provisions do not apply to any action or proceeding brought by a holder of warrants against us under federal securities laws and the rules and regulations of the Securities and Exchange Commission thereunder.

We do not intend to pay any cash dividends in the foreseeable future.

We have not paid any cash dividends on our common stock and do not intend to pay cash dividends on our common stock in the foreseeable future.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements,” within the meaning of the Private Securities Litigation Reform Act of 1995, all of which are subject to risks and uncertainties. Forward-looking statements can be identified by the use of words such as “expects,” “plans,” “will,” “forecasts,” “projects,” “intends,” “estimates,” and other words of similar meaning. One can identify them by the fact that they do not relate strictly to historical or current facts. These statements are likely to address our growth strategy, financial results and product and development programs. One must carefully consider any such statement and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially.

These risks and uncertainties, many of which are beyond our control, include, and are not limited to:

●	Our ability to raise the necessary financing for the development of our business and the terms of any financing which we are able to raise;

●	Our ability to receive FDA marketing approval for any products we may develop;

●	Our ability to obtain and enforce any United States and foreign patent we may seek;

●	Our ability to design and execute clinical trials to the satisfaction of regulatory authorities;

●	Our ability to engage, if and when necessary, an independent preclinical or clinical testing organization to design and implement our trials;

●	Our ability to launch any products for which we receive FDA marketing approval;

●	Our ability to generate sufficient revenue from our contract services to cover our operating expenses;

●	Our ability to establish a distribution network for the marketing and sale of any products for which we receive FDA approval;

●	Our ability to establish manufacturing facilities in compliance with FDA good manufacturing practices or to enter into manufacturing agreements for the manufacture of our products in an FDA approved manufacturing facility;

●	Our ability to enter into joint venture or other strategic relationship with respect to any of our proposed products;

●	The ability of the other party to any joint venture or strategic relationship to implement successfully any plans for the development, clinical testing, manufacturing and marketing of the products subject to the joint venture or strategic relationship;

●	Our ability to evaluate potential acquisitions, and the consequences of our failure to accurately evaluate the acquisitions;

●	Our ability to integrate any business we acquire with our business;

●	Changes in national, regional and local government regulations, taxation, controls and political and economic developments that the market for our products;

●	Our ability to develop and market products with the most current technology;

●	Our ability to obtain and maintain any permits or licenses necessary for our business;

●	Our ability to identify, hire and retain qualified executive, administrative, regulatory, research and development, and other personnel;

●	Our ability to negotiate licenses on favorable terms with companies that have experience in marketing products such as ours;

●	The costs associated with defending and resolving pending and potential legal claims, even if such claims are without merit;

●	The effects of the SEC settlement;

●	The effects of competition on our and our licensee’s ability to price, market and sell our product;

●	Our ability to achieve favorable pricing for our products with third party reimbursement parties with respect to our products;

●	Our ability to accurately estimate anticipated expenses, capital requirements and needs for additional financing;

●	Our ability to accurately estimate the timing, cost or other aspects of the commercialization of our product candidates;

●	Any failure of Best Choice or any other international distributor to comply with applicable laws, including Best Choice’s failure to obtain regulatory approval to market our consumer products in South Korea;

●	The failure or inability of Best Choice or any other international distributor to develop an effective marketing program or to sell our products in any meaningful quantity;

●	Actions by third parties to either sell or purchase our common stock in quantities that would have a significant effect on our stock price;

●	Risks generally associated with pre-revenue development stage companies in the pharmaceutical industry;

●	Current and future economic and political conditions;

●	The impact of changes in accounting rules on our financial statements;

●	Other assumptions described in this prospectus; and

●	Other matters that are not within our control.

Information regarding market and industry statistics contained in this prospectus is included based on information available to us that we believe is accurate. It is generally based on industry and other publications that are not produced for purposes of securities offerings or economic analysis. We have not reviewed or included data from all sources. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and the additional uncertainties accompanying any estimates of future market size, revenue and market acceptance of products and services. We do not assume any obligation to update any forward-looking statement. As a result, you should not place undue reliance on these forward-looking statements.

The forward-looking statements in this prospectus speak only as of the date of this prospectus and you should not to place undue reliance on any forward-looking statements. Forward-looking statements are subject to certain events, risks, and uncertainties that may be outside of our control. When considering forward-looking statements, you should carefully review the risks, uncertainties and other cautionary statements in this prospectus as they identify certain important factors that could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. These factors include, among others, the risks described under in this prospectus, including those described under “Business,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as in other reports and documents we file with the SEC. We undertake no obligation to revise or publicly release the results of any revision to these forward-looking statements, except as required by law. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements.

USE OF PROCEEDS

We expect the net proceeds from this offering to be approximately $          , after deducting estimated underwriting discounts and commissions and the underwriters’ non-accountable expense allowance and estimated offering expenses of approximately $________ in the aggregate.

We intend to use the proceeds of this offering substantially as follows:

(i)	Approximately $3 million (approximately 50% of the net proceeds) for research and development of our abuse deterrent fentanyl transdermal system, AVERSA. We believe that the proceeds of this offering will not be sufficient to enable us to complete the development of the product and FDA submission, and we estimate that we will require an at least $2million to $3million, in addition to the funds used from the proceeds of this offering, to complete the FDA clinical trial process, although it is possible that our costs may significantly exceed those amounts. We anticipate that we will also require additional funds to establish a marketing program, although we cannot estimate our required costs at this time. We do not have any formal or informal understandings or agreements with any person to provide us with any additional funds that we require; and

(ii)	$1.5 million (approximately 25% of the net proceeds) will be used towards the completion of the acquisition of Pocono Coated Products Transdermal and Topical manufacturing business.

(iii)	The balance of approximately $1.5 million (approximately 25%) for working capital and other corporate purposes, which may include, depending on the amount of available funds, the commencement of development efforts for our other transdermal products. Funds for working capital and general corporate purposes include amounts required to pay officers’ compensation, consulting fees, professional fees, ongoing public reporting costs, office-related expenses and other corporate expenses and other costs incurred in connection with the operation of our business. To the extent that our working capital requirements exceed our estimate or to the extent that we continue to generate negative gross margins and negative cash flow from operations, we may need to allocate to working capital a portion of the proceeds otherwise allocated to the development of our abuse deterrent fentanyl transdermal system. If our operations do not generate a positive cash flow, we may need to devote a greater portion of the net proceeds to working capital, thereby reducing the funds available for product development.

We have granted the underwriters a 45-day option to purchase up to an aggregate of _____________ additional shares of common stock and ____________ additional warrants to cover over-allotments of shares in this offering. If the underwriters exercise their over-allotment option, they are not required to purchase the same number of shares of common stock and warrants. Any proceeds from the exercise of the over-allotment option will be used for working capital and for the development our abuse deterrent fentanyl transdermal system.

CAPITALIZATION

The following table sets forth our capitalization as of October 31, 2020:

●	on an actual basis

●	as adjusted for the sale of shares of common stock at $ per share and warrants at $0.01 per warrant, assuming none of the warrants are exercised, and our receipt of the estimated $ net proceeds of this offering and reversal of our derivative liability resulting from the payment of convertible debt.

	October 31, 2020
	Actual	As adjusted
Common stock	$6,127	$
Additional paid-in capital	16,831,173
Accumulated other comprehensive loss	(304)
Accumulated deficit	(9,582,909)
Stockholders’ equity	7,254,087

You should read the foregoing table in connection with “Prospectus Summary — Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes.

MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Our common stock has been traded on the OTCQB market under the symbol NTRB since November 30, 2017. Any over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transaction.

As of January 20, 2021, we had 79 holders of record of our common stock.

The transfer agent for the common stock is American Stock Transfer & Trust Company, LLC, 6201 15th Ave, Brooklyn, NY1, telephone (800) 937-5449.

We do not have any equity plans, except to the extent that our employment agreements with Mr. Gallagher and Dr. Patrick may be deemed equity incentive plans since they give us the right to pay their compensation in shares of common stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this report. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. See “Note Regarding Forward-Looking Statements.” Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors discussed in “Risk Factors” and elsewhere in this report.

It should be noted that current public health threats could adversely affect our ongoing or planned business operations. In particular, the novel coronavirus (COVID-19) has resulted in quarantines, restrictions on travel and other business and economic disruptions. We cannot presently predict the scope and severity of any potential business shutdowns or disruptions, but if we or any of the third parties with whom we engage, including the partners and other third parties with whom we conduct business, were to experience shutdowns or other business disruptions, our ability to conduct our business in the manner and on the timelines presently planned could be materially and adversely impacted. The measures being taken by service providers and government agencies to suppress the spread of COVID-19 infection may delay time to production of our planned abuse deterrent fentanyl transdermal system product and therefor delay the time of filing with FDA for approval.

Overview

Our primary business is the development of a portfolio of transdermal pharmaceutical products. Our lead product is our abuse deterrent fentanyl transdermal system which we are developing to provide clinicians and patients with an extended-release transdermal fentanyl product for use in managing chronic pain requiring around the clock opioid therapy combined with properties designed to help combat the opioid crisis by deterring the abuse and misuse of fentanyl patches. We believe that our abuse deterrent technology can be broadly applied to various transdermal products and our strategy is to follow the development of our abuse deterrent fentanyl transdermal system with the development of additional transdermal prescription products for pharmaceuticals that have risks or a history of abuse. In addition, we are developing a portfolio of transdermal pharmaceutical products to deliver commercially available drugs or biologics that are typically delivered by injection but with the potential to improve compliance and therapeutic outcomes.

Because of our financial position, we have put our development efforts with respect to these products on hold, and our only business is the performance of contract services for a small number of customers. Because of both our financial position and the effects of the COVID-19 pandemic, our contract service business has also been scaled back. The description of our business in this annual report is based on our ability to raise significant financing or enter into a joint venture agreement with a third party that has the financial ability to fund the joint venture’s operations. We cannot assure you that we will be able to obtain necessary financing or enter into a joint venture agreement on reasonable, if any, terms. If we are not able to continue obtain financing or enter into a joint venture agreement, we may not be able to continue in business.

Through July 31, 2018, our business was the development of a line of consumer and health products that are delivered through a transdermal patch which we plan to sell internationally. Consumer products are products that are sold over the counter and do not require a prescription. Most of our consumer products require FDA approval for sale in the United States, and we have not sought to obtain, and we do not plan to seek to obtain, FDA approval to market these products in the United States at this time. Following our acquisition of Pocono, our focus is primarily now on providing contract manufacturing services and consulting services to 3rd party brands with no intention at this time to launch our own consumer products.

With our acquisition of 4P Therapeutics on August 1, 2018, our focus changed, and we are seeking to develop and seek FDA approval on a number of transdermal pharmaceutical products under development by 4P Therapeutics. As a result of the acquisition of 4P Therapeutics, we have pipeline of potential products.

4P Therapeutics has not generated any revenue from any of its products under development. Rather, prior to our acquisition, 4P Therapeutics generated revenue to provide cash for its operations through contract research and development and related services for a small number of clients in the life sciences field on an as-needed basis. We are, for the near term, continuing this activity, although we do not anticipate that it will generate significant revenues and, since our acquisition, it has generated a negative gross margin. We have no long-term contractual obligations, and either party can terminate at any time.

With the change in our focus, our capital requirements have increased substantially. The process of developing pharmaceutical products and submitting them for FDA approval is both time consuming and expensive, with no assurance of obtaining approval from the FDA to market our product in the United States. We have budgeted $5.0 million for research and development of our abuse deterrent fentanyl transdermal system, including clinical manufacturing and clinical trials that need to be completed in order to obtain FDA approval. However, the total cost could be substantially in excess of that amount. We do not presently have the funds to enable us to develop our lead product, and we are seeking funding from this offering for this purpose. In the event that we are not able to complete this offering, we may be unable to raise the funds necessary to develop our lead product.

On March 25, 2020, we issued in a private placement 46,828 units at a price of $11 per unit. Each unit consisted of one share of common stock and a warrant to purchase one share of common stock at an exercise price of $14 per share. The warrants expire April 30, 2023. We issued a total of 46,828 shares of common stock and warrants to purchase 46,828 shares of common stock. We received proceeds of $515,113.

On March 25, 2020, we paid off the convertible notes in the principal amount of $270,000 from the proceeds of the private placement. The total payments, including the prepayment penalty and accrued interest, was $345,656. The payment was made from the proceeds of the private placement. As a result of the payment of the notes, the derivative liability, which was $928,774 at January 31, 2020, was reduced to zero. As a result of the terms of the private placement, the warrants, which were issued to the holders of the convertible debt, to purchase 50,000 shares of common stock at the lesser of (a) $20.90 or (b) if the Company completes a private offering, 110% of the initial offering price of the common stock in the public offering, became warrant to purchase 95,000 shares at $11 per share, subject to adjustment pursuant to the antidilution provisions of the warrant.

In March 2020, a minority stockholder who had previously made loans to us in the total amount of $215,000, made an additional loan to us in the amount of $60,000, increasing the total loans from the stockholder to $275,000. On March 27, 2020, we issued 25,000 shares of common stock upon conversion of the notes.

Results of Operations

Years Ended January 31, 2020 and 2019

For the year ended January 31, 2020, we generated revenue of $370,647 and our costs of revenue were $549,107, resulting in negative gross profit of $178,460. For the year ended January 31, 2019, we generated revenue of $245,285 and our costs of revenue were $288,301, resulting in negative gross margin of $43,016. Our revenue for January 31, 2020 was derived from two sources – a continuation of research and development contracts of the type 4P Therapeutics performed prior to our acquisition, which accounted for $245,679, and $124,968 from sales of our consumer transdermal product to or South Korean distributor for its preliminary marketing efforts since the product has not obtained regulatory approval for retail sales in South Korea. Since we do not have the funds for development of our lead product, the 4P Therapeutics fixed costs are allocated to the contract services that we perform for clients. Our cost of revenue for our contract research and development services represents basically our labor cost plus a modest amount of material costs which we passed on to the client. In connection with our consumer transdermal products, our suppliers ran into supply problems for certain foil components used in the transdermal patches due to the tariffs on Chinese imports into the United States which resulted in manufacturing delays in meeting the first order from Best Choice, and it was necessary for Best Choice to perform at our cost, some of the manufacturing functions in South Korea. We have worked to resolve these manufacturing problems.

For the year ended January 31, 2020, our selling, general and administrative expenses were $1,790,980 primarily legal, accounting and payroll expense. Of this amount, $252,700 was stock-based compensation comprised of a warrant granted to Dr. Jeff Patrick, our scientific officer, which expired unexercised, and $120,000 representing the value of shares of common stock issued to our president, Sean Gallagher, and to an entity controlled by Dr. Patrick as compensation for services during the year ended January 31, 2020 pursuant to employment agreements with Mr. Gallagher and Dr. Patrick. The agreements provide for annual compensation of $60,000 to each of them, which may be paid in stock or cash, and the shares were issued for services rendered in the years ended January 31, 2020 and 2019. For the year ended January 31, 2019, our general and administrative expenses were $3,288,224, of which $1,763,950 represented stock-based compensation, consisting of $1,374,500 of executive compensation, including compensation for services to a company affiliated with an officer, $74,000 of compensation to our scientific advisory board member who is not an officer, $222,000 of fees paid to our independent directors, and $93,450 paid for consulting and related services, of which $44,800 was paid to an affiliate of an officer for services rendered prior to the date he became an officer. Other selling, general and administrative expenses were $1,524,274, primarily professional fees, marketing expenses, and compensation.

During the year ended January 31, 2020, we incurred derivative expense of $767,650 and a gain on change in fair value of derivatives of $88,876 in connection with our October 30, 2019 financing in which we raised gross proceeds of $250,000 and net proceeds of $203,000 from the sale of convertible notes and warrants. We had no derivative expense during the year ended January 31, 2019.

We incurred interest expense of $73,413 for the year ended January 31, 2020. We had no interest expense for the year ended January 31, 2019.

As a result of the foregoing, we sustained a net loss of $2,721,627 or $(0.50) per share (basic and diluted) for the year ended January 31, 2020, compared with a loss of $3,331,240, or $(0.62) per share (basic and diluted) for the year ended January 31, 2019.

Three Months Ended October 31, 2020 and 2019

For the three months ended October 31, 2020, we generated revenue of $391,787 and our costs of revenues were $228,772, resulting in a gross profit of $163,015. For the three months ended October 31, 2019, we generated revenue of $82,567 and our cost of revenue was $106,126 resulting in negative gross profit of $23,359. We commenced generating revenues during the third quarter of 2018. Our revenue for the three months ended 2020 was derived from three sources – a continuation of research and development contracts of the type that 4P Therapeutics performed prior to our acquisition, which accounted for $ 44,581, sales of our consumer transdermal product to our South Korean distributor, which accounted for $236,714, which our distributor purchased for its preliminary marketing efforts since the product has not obtained regulatory approval for retail sales in South Korea, and sales of transdermal from our recent acquisition of $110,502. We anticipate that all of our revenue for the quarter ended January 31, 2021 will be generated from research and development contracts and sales of our consumer transdermal products. Our cost of revenue was $28,018 for our research and development contracts and $200,754 for the consumer patches. Since we do not have the funds for the development of our lead product, the 4P Therapeutics fixed costs are allocated to the contract services that we perform for clients. The Company moved from their 4P facilities, and many of the prior costs relating to the facility were not incurred. However, this resulted in our operations continuing to show a negative gross profit for the three months ended October 31, 2020.

For the three months ended October 31, 2020 our selling, general and administrative expenses were $203,976, primarily legal, accounting and payroll expense, compared to $307,315 in the three months ended October 31, 2019. The decrease from 2019 is primarily due to a decrease in payroll related expenses and non-cash compensation and decreases in legal fees during the three months.

As a result of the foregoing, we sustained a net loss of $42,569, or $(0.01) per share (basic and diluted) for the three months ended October 31, 2020, compared with a loss of $753,274 or $(0.14) per share (basic and diluted) for the three months ended October 31, 2019.

Nine Months Ended October 31, 2020 and 2019

For the nine months ended October 31, 2020, we generated revenue of $595,611 and our costs of revenues were $420,648, resulting in gross profit of $174,963. For the nine months ended October 31, 2019, we generated revenue of $351,070 and our cost of revenue was $422,879 resulting in negative gross profit of $71,809. We commenced generating revenues during the third quarter of 2018. Our revenue for the nine months ended October 31, 2020 was derived from three sources – (1) a continuation of research and development contracts of the type that 4P Therapeutics performed prior to our acquisition, which accounted for $ 127,625, (2) sales of our consumer transdermal product to our South Korean distributor, which accounted for $357,484 which our distributor purchased for its preliminary marketing efforts since the product has not obtained regulatory approval for retail sales in South Korea, and (3) sales from our recent acquisition of transdermal patches, which accounted for $110,502. We anticipate that all of our revenue for the quarter ended January 31, 2021 will be generated from research and development contracts and sales of our consumer transdermal products. Our cost of revenue was $118,634 for our research and development contracts and $302,014 for the consumer patches. Since we do not have the funds for the development of our lead product, the 4P Therapeutics fixed costs are allocated to the contract services that we perform for clients. The Company moved from their 4P facilities, and many of the prior costs relating to the facility were not incurred.

For the nine months ended October 31, 2020 our selling, general and administrative expenses were $589,224, primarily legal, accounting and payroll expense, compared to $1,281,538 in the nine months ended October 31, 2019. The decrease from 2019 is primarily due to a decrease in payroll related expenses and non-cash compensation and decreases in legal fees during the nine months. Additionally, stock-based compensation was $38,000 for the nine months ended October 31, 2020 and $252,700 for the nine months ended July 31, 2019.

During the nine months ended October 31, 2020, we incurred gain on change in fair value of derivatives of $22,096 in connection with our October 2019 financing in which we raised gross proceeds of $250,000 and net proceeds of approximately $203,000 from the sale of convertible notes and warrants. We had no derivative expense during the nine months ended July 31, 2019.

We incurred interest expense of $206,836 for the nine months ended October 31, 2020 including the amortization of debt discounts of $202,500. We incurred interest expense of $1,559 in the nine months ended October 31, 2019. The Company also incurred a loss on extinguishment of debt of $12,500 in connection with conversion of debt to equity and a $69,131 early prepayment fee on the repayment of convertible debentures during the nine months ended October 31, 2020.

As a result of the foregoing, we sustained a net loss of $680,632, or $(0.12) per share (basic and diluted) for the nine months ended October 31, 2020, compared with a loss of $1,777,192, or $(0.33) per share (basic and diluted) for the nine months ended October 31, 2019.

Liquidity and Capital Resources

As of October 31, 2020, we had $193,392 in cash and cash equivalents and a working capital deficiency of $2,230,340, as compared with cash and cash equivalents of $10,181 and working capital deficiency of $1,979,141 as of January 31, 2020. In March 2020, the Company repaid the convertible debt that the Company received in October 2019. The total payments, including a prepayment fee of $69,131 and accrued interest, was $345,565. In May 2019, the Company completed a private placement and received proceeds of $515,108. The increase in our working capital deficiency is primarily due to the issuance of a $1,500,000 note due in August 2021 in connection with the Company’s recent acquisition.

For the nine months ended October 31, 2020, we used cash of $213,909 in our operations. The principal adjustments to our net loss of $680,632 were amortization of debt discount of $202,500, depreciation and amortization of $83,562, and loss on extinguishment of debt and early prepayment fee on convertible debentures of $81,631 offset by a gain on change in fair value of derivative of $22,096.

For the nine months ended October 31, 2020, we had cash flows of $330,326 from financing activities, primarily $515,108 from gross proceeds from the sale of Units consisting of shares of common stock and warrants to purchase common stock offset by the repayment of convertible debt, including an early prepayment fee, of $339,131. The Company also received a PPP loan of $34,870 and a minority shareholder advanced the Company $160,000.

Off Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies

Going Concern

Our consolidated financial statements for the year ended January 31, 2020 have been prepared on a going concern basis which contemplates the realization of assets and settlement of liabilities in the normal course of business. We did not generate any revenue prior to the quarter ended October 31, 2018. For the year ended January 31, 2020, we generated revenue of $370,647 on which we recorded cost of sales of $549,107 and a loss from operations of $2,014,440. Subsequent to January 31, 2020, because of the lack of available cash and the decline in business resulting in part from the effects of the COVID-19 pandemic, we temporarily closed our operations, and do not expect that we will be able to commence operations relating to the development of our transdermal pharmaceutical products until we received substantial funding. Successful business operations and our transition to attaining profitability are dependent upon obtaining significant financing and achieving a level of revenue to support its cost structure, developing our products and obtaining FDA approval to market any product we develop and implementing a marketing program for such products. These factors raise substantial doubt about our ability to continue as a going concern. Without such financing, we may not be able to continue in business.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates including, but not limited to, those related to such items as income tax exposures, accruals, depreciable/useful lives, allowance for doubtful accounts and valuation allowances. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which amends the accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled when products are transferred to a customer. We adopted the guidance under the new revenue standards using the modified retrospective method effective February 1, 2018 and determined no cumulative effect adjusted to retained earnings was necessary upon adoption. Topic 606 requires the Company to recognize revenues when control of the promised goods or services and receipt of payment is probable. The Company recognizes revenue based on the five criteria for revenue recognition established under Topic 606: 1) identify the contract, 2) identify separate performance obligations, 3) determine the transaction price, 4) allocate the transaction price among the performance obligations, and 5) revenue is recognized when the performance obligations are satisfied.

Revenue Types

The following is a description of the Company’s revenue types, which include professional services and sales of consumer products:

●	Professional services include the contract of research and development related services with our clients in the life sciences field on an as-needed basis. Deliverables primarily consist of detailed findings and conclusion reports provided to the client for each given research project engaged.

●	Sales revenues are generated from the sale of our products. Upon the receipt of a purchase order, we have the order filled and shipped.

Contracts with Customer.

A contract with a customer exists when (i) we enter into an enforceable contract with a customer that defines each party’s rights regarding the goods or services to be transferred and identifies the payment terms related to these goods or services, (ii) the contract has commercial substance and, (iii) we determine that collection of substantially all consideration for services that are transferred is probable based on the customer’s intent and ability to pay the promised consideration.

Performance Obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the unit of account in the new revenue standard. The contract transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. For our different revenue service types, the performance obligation is satisfied at different times. Our performance obligations include providing products and professional services in the area of research. We recognize product revenue performance obligations in most cases when the product has shipped to the customer. When we perform professional service work, we recognize revenue when we have the right to invoice the customer for the work completed, which typically occurs on a monthly basis for the work performed during that month.

All revenue recognized in the statement of operations is considered to be revenue from contracts with customers.

Intangible Assets

Intangible assets include patents, intellectual property and other intangible assets acquired through business combinations. We account for Other Intangible Assets under the guidance of ASC 350, “Intangibles-Goodwill and Other.” We capitalize certain costs related to patent technology, as a substantial portion of the purchase price related to our acquisition has been assigned to the intellectual property and other intangibles of the acquired entity. Under the guidance, other intangible assets with definite lives are amortized over their estimated useful lives. Intangible assets with indefinite lives are tested annually for impairment. Patents and intellectual property are being amortized over their useful lives of ten years.

Goodwill

Goodwill represents the difference between the total purchase price and the fair value of assets (tangible and intangible) and liabilities at the date of acquisition. Goodwill is reviewed for impairment annually, and more frequently as circumstances warrant, and written down only in the period in which the recorded value of such assets exceed their fair value. We do not amortize goodwill in accordance with ASC 350.

Long-lived Assets

Management reviews long-lived assets for potential impairment whenever significant events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment exists when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the estimated undiscounted cash flows expected to result from the use and eventual disposition of the asset. If an impairment exists, the resulting write-down would be the difference between fair market value of the long-lived asset and the related net book value.

Stock-Based Compensation

ASC 718, “Compensation - Stock Compensation,” prescribes accounting and reporting standards for all share-based payment transactions in which employee services, and, since February 1, 2019, non-employees, are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

Business Combinations

We recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquired entity at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the accounting literature. In accordance with this guidance, acquisition-related costs, including restructuring costs, must be recognized separately from the acquisition and will generally be expensed as incurred. That replaces the cost-allocation process detailed in previous accounting literature, which required the cost of an acquisition to be allocated to the individual assets acquired and liabilities assumed based on their estimated fair value.

Recent Accounting Standards

In June 2018, the FASB issued ASU 2018-07, Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which simplifies the accounting for nonemployee share-based payment transactions by expanding the scope of ASC Topic 718, Compensation - Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. Under the new standard, most of the guidance on stock compensation payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. This standard became effective for us on February 1, 2019. The adoption of this standard did not have a material impact on our consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, “Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement.” ASU 2018-13 modifies the fair value measurements disclosures with the primary focus to improve effectiveness of disclosures in the notes to the financial statements that is most important to the users. The new guidance modifies the required disclosures related to the valuation techniques and inputs used, uncertainty in measurement, and changes in measurements applied. ASU 2018-13 will be effective for the Company for its fiscal year beginning after December 15, 2019 and each quarterly period thereafter. Early adoption is permitted. The Company is currently assessing the impact this new guidance may have on the Company’s consolidated financial statements and footnote disclosures.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is intended to simplify various aspects related to accounting for income taxes. This ASU removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. We are currently assessing the impact of this standard on our combined financial statements.

In January 2017, the FASB issued ASU 2017-04, “Simplifying the Test for Goodwill Impairment,” which removes Step 2 from the goodwill impairment test and replaces the qualitative assessment. Impairment will be measured using the difference between the carrying amount and the fair value of the reporting unit. Under this revised guidance, failing Step 1 will always result in a goodwill impairment. The amendments in this update should be applied prospectively for annual and interim periods in fiscal years beginning after December 15, 2019. The Company early adopted ASU 2018-07 on February 1, 2019. The Company’s adoption of ASU 2018-07 has had no impact on its consolidated financial statements or disclosures.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. ASU No. 2017-01 clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of a business or as acquisitions (or disposals) of assets. ASU No. 2017-01 is effective for annual periods beginning after December 15, 2018, with early adoption permitted under certain circumstances. The amendments of ASU No. 2017-01 were adopted by the Company effective February 1, 2019. The adoption of this standard had no impact on our consolidated financial position or results of operations.

The Company has reviewed all other FASB-issued ASU accounting pronouncements and interpretations thereof that have effective dates during the period reported and in future periods. The Company has carefully considered the new pronouncements that alter previous GAAP and does not believe that any new or modified principles will have a material impact on the company’s reported financial position or operations in the near term. The applicability of any standard is subject to the formal review of the Company’s financial management and certain standards are under consideration.

BUSINESS

Our Business

Our primary business is the development of a portfolio of transdermal pharmaceutical products. Our lead product is our abuse deterrent fentanyl transdermal system which we are developing to provide clinicians and patients with an extended-release transdermal fentanyl product for use in managing chronic pain requiring around the clock opioid therapy combined with properties designed to help combat the opioid crisis by deterring the abuse and misuse of fentanyl patches. We believe that our abuse deterrent technology can be broadly applied to various transdermal products and our strategy is to follow the development of our abuse deterrent fentanyl transdermal system with the development of additional transdermal prescription products for pharmaceuticals that have risks or a history of abuse. In addition, we are developing a portfolio of transdermal pharmaceutical products to deliver commercially available drugs or biologics that are typically delivered by injection but with the potential to improve compliance and therapeutic outcomes.

Because of our financial position, we have put our development efforts with respect to these products on hold, and our only business is the performance of contract services for a small number of customers. The description of our business in this annual report is based on our ability to raise significant financing or enter into a joint venture agreement with a third party that has the financial ability to fund the joint venture’s operations. We cannot assure you that we will be able to obtain necessary financing or enter into a joint venture agreement on reasonable, if any, terms. If we are not able to continue obtain financing or enter into a joint venture agreement, we may not be able to continue in business.

Through July 31, 2018, we had not generated any revenue from our business, which was the development and marketing of a range of transdermal consumer patches. Consumer products are products that can be sold over-the-counter and do not require a prescription. Most of our consumer products are considered drugs in the United States and cannot be marketed in the United States without approval from the FDA. We have not taken any steps to seek to obtain FDA approval for any of our consumer products, and we have no plans to do so in the near term. As a result, we are not selling our consumer transdermal patch products in the United States. A

We acquired 4P Therapeutics on August 1, 2018 for $2,250,000 consisting of 62,500 shares of common stock, valued at $1,850,000, cash of $400,000, and a 6% royalty on any revenues we generate or derive from the abuse deterrent intellectual property developed by 4P Therapeutics payable to Steve Damon, who has been one of our directors since April 2018 and who was the sole equity owner of 4P Therapeutics. As a result of the acquisition, the focus of our business has changed from the development and marketing of consumer transdermal products to the development of 4P Therapeutics’ portfolio of pharmaceutical transdermal system, with the lead product being the abuse deterrent fentanyl transdermal system.

Effective August 31, 2020, the Company acquired from Pocono Coated Products (“PCP”), pursuant to which PCP agreed to sell the Company certain of the assets and liabilities associated with its Transdermal, Topical, Cosmetic and Nutraceutical business. Included in the transaction, the Company acquired 100% of the membership interests of Active Intelligence LLC. The purchase price for the acquired assets was (i) $6,000,000 paid in shares of the Company’s common stock of Nutriband at a value of the average price of the previous 90 days at the date of Closing equal to 608,519 shares; (ii) a promissory note of the Company in the principal amount of $1,500,000, which is due upon the earlier of (a) twelve (12) months from issuance, or (b) immediately following a capital raise of not less than $4,000,000 and/or a public offering of no less than $4,000,000.

We have received patent protection from the European Patent Office, the patent offices for Japan, Australia and Russia and the patent office of Mexico granted a notice of allowance for abuse deterrent transdermal technology patent used in our lead product, an abuse deterrent fentanyl transdermal system. The patent is being prosecuted in the United States and in other countries. The patent applications were filed by 4P Therapeutics prior to our acquisition of 4P Therapeutics and any patents issued in respect of these applications will be in the name of 4P Therapeutics. In addition to applying the technology to developing an abuse deterrent fentanyl transdermal system, we believe that the abuse deterrent patch technology can be applied to other opioids and pain medication patches where there is a risk of abuse and overdose, as well as other transdermal pharmaceuticals where we believe our technology can help prevent abuse or accidental misuse.

Our lead product under development is our abuse deterrent fentanyl transdermal system which we plan to develop to deter the abuse and accidental misuse of fentanyl transdermal patches. Fentanyl is a potent synthetic opioid that is marketed as a transdermal patch for chronic pain management. There are currently a number of generic fentanyl patches on the market but we believe that none of them are abuse deterrent. We believe that our abuse deterrent technology containing aversive agents will significantly deter the abuse and accidental misuse of fentanyl from transdermal patches. In 2017, according to a report from the National Institute on Drug Abuse, of the more than 72,000 drug overdose deaths in the United States, nearly 30,000 occurred due to overdoses of fentanyl and fentanyl analogues.

The development of our abuse deterrent fentanyl transdermal system requires preclinical and clinical trials to be conducted for the purposes of obtaining FDA approval. We require funds for these trials.

With the acquisition of 4P Therapeutics, we acquired a pipeline of other transdermal products, including peptides and proteins such as exenatide for type 2 diabetes and FSH for infertility, which we anticipate will be the next products for development. These drugs are off-patent but are currently only available as injections, and we are evaluating the possibility of developing a transdermal delivery system for these drugs as an alternative to injection but with improved compliance and safety. In addition, we may develop certain generic transdermal products where we think we can make an improvement to existing patches and where we believe we can take significant market share with good profit margins. One example of such a product candidate is the development of a generic scopolamine patch. The prioritization of our portfolio product candidates will be reviewed on an ongoing basis and will take into account technical progress, market potential and commercial interest. We cannot assure you that we will be able to develop and obtain FDA approval for any of these potential products or that we can be successful in marketing any such products. The FDA approval process can take many years to complete successfully and we will require substantial funding for each product that goes through the process. We cannot assure you that we will obtain FDA marketing approval for any of our products.

Since 4P Therapeutics did not have any products that it can market, its sole source of revenue to date was derived from the performance of contract research and development and other services for a small number of clients in the life sciences field on an as-needed basis to support its ongoing operations. The work varied in nature and includes early stage drug and device preclinical studies, commercial biologic manufacturing support, clinical-regulatory consulting, drug or device clinical studies and formulation/analytical services relating to the chemistry, manufacturing and controls function of drug manufacturing. The current continuing arrangements are varied, from purchase order supported per animal study fees, to hourly rate research and development services, to flat rate contract research and development projects. Neither we nor current clients have any long-term commitments, and either party can terminate at any time. We intend to devote our efforts toward the development and testing of our lead product and other product candidates in our pipeline. However, for the near term, we are looking to perform research and development services for third parties although we do not expect to generate significant revenues from these services.

The Company has no current plans to market our own consumer products. Following the acquisition of Pocono our focus has turned to contract manufacturing primarily in the Asia region with our partner Best Choice Inc. Best Choice Inc. currently works with a number of brands to whom we now provide consulting for and contract manufacturing services. The terms of our distribution agreement with Best Choice dated April 13, 2018 remain in place. Pursuant to the exclusive distribution agreement, we granted Best Choice exclusive distribution rights for all of our transdermal consumer products in South Korea, Taiwan (the Republic of China), the People’s Republic of China and South Asia. Best Choice and its partners are responsible for complying with all applicable regulations. Our agreement with Best Choice had an initial term which expired on April 30, 2019 and was extended to April 30, 2020. The agreement provides for an automatic renewal for three years and for five-year periods thereafter if certain minimum purchases are made. As of the date of this report, the minimum purchases for the current contract year have not been met.

Acquisition of 4P Therapeutics

Pursuant to an acquisition agreement dated April 5, 2018 between us and 4P Therapeutics, on August 1, 2018, we acquired all of the equity interest in 4P Therapeutics from Steven Damon, the owner of 4P Therapeutics. The purchase price of $2,250,000, consisting of 62,500 shares of common stock, valued at $1,850,000, and cash of $400,000, and are to pay Mr. Damon a 6% royalty on any revenue we receive or derive from our utilization or sale of the abuse deterrent intellectual property that we acquired as a part of the assets 4P Therapeutics, including partner license milestones and development payments. The royalty is payable pursuant to the acquisition agreement and continues as long as we generate revenue from our utilization or sale of the abuse deterrent intellectual property we acquired as part of the acquisition of 4P Therapeutics. The 62,500 shares were issued to Mr. Damon (41,750 shares) and Dr. Alan Smith (20,750 shares). In connection with the acquisition, Mr. Damon retained any cash and accounts receivable and assumed any liabilities other than those relating to the ongoing business. Pursuant to the acquisition agreement, we appointed Mr. Damon to our board of directors in April 2018, when we signed the acquisition agreement, and we agreed to pay Mr. Damon the compensation received by independent board members.

Our Organization

We are a Nevada corporation, incorporated on January 4, 2016. In January 2016, we acquired Nutriband Ltd, an Irish company which was formed by Gareth Sheridan, our chief executive officer, in 2012 to enter the health and wellness market by marketing transdermal patches. Our corporate headquarters are located at 121 S. Orange Ave. Suite 1500, Orlando, Florida 32765, telephone (407) 377-6695. Our website is www.nutriband.com. Information contained on or available through our website or any other website does not constitute a portion of this annual report.

Effects of the COVID-19 Pandemic

Our business may be affected by the COVID-19 pandemic and the response to the pandemic. Factors which may affect our business include, but are not limited to, the following:

●	Our ability to raise financing for our operations and to enter into a joint venture agreement may be affected by both the willingness and ability of potential financing sources and potential joint venture partners to invest in an undercapitalized business, particularly at a time when the potential financing source or joint venture partner may need to devote its resources to existing portfolio companies or joint ventures which may be in need of financing. decision by investors who would invest in early-stage pharmaceutical companies to limit their financing efforts to companies that are dealing with products or services related to COVID-19 diagnosis or treatment.

●	The decision by investors who would invest in early-stage pharmaceutical companies to limit their financing efforts to companies that are dealing with products or services related to COVID-19 diagnosis or treatment.

●	The effect of recent stock market declines on the willingness of investors to make an investment in our securities.

●	The financial health of our potential contract service customers.

●	Our ability to perform contract services.

●	Our ability to obtain any goods or services which we may need to perform contract services.

●	The ability of our foreign distributors to obtain regulatory approval, which may be affected by the regulatory agencies giving a low priority to products such as our consumer patches.

●	The financial health of Best Choice.

●	If regulatory approval is obtained in South Korea, the extent to which consumers in South Korea purchase our products.

●	The extent to which the purchase of our consumer products is a low priority item for a population whose disposable income may have decreased as a result of COVID-19 and the steps taken by the South Korean government to curb the spread of infection.

Pharmaceutical Products in Development

We have a pipeline of transdermal pharmaceutical products that are primarily in the early, preclinical, stages of development. Our pipeline consists primarily of drug compounds which have been previously approved by the FDA and are now off-patent. In many cases, we are developing the first non-injectable version of the drug utilizing our transdermal technology which represents a new route of administration. In most cases, we plan to utilize the 505(b) (2) regulatory pathway provided by the FDA which allows us to reference the safety information on file at FDA for the approved drug or to reference the published literature instead of having to generate new safety information that would typically be required for new chemical entities. However, we cannot assure you that the FDA will concur with our approach or that we will be able to receive FDA approval to market any of products that we develop.

Our lead product under development is our abuse deterrent fentanyl transdermal system. As the United States faces an epidemic of opioid abuse, fentanyl transdermal patches have become an attractive target for recreational drug abusers due to the drug’s potency and its ease of abuse by the oral route. We are looking to utilize our proprietary approach to incorporate aversive agents into the transdermal patch to deter the abuse of fentanyl patches by the oral, buccal and inhaled routes, which represent as much as 70% of all transdermal fentanyl abuse. The technology is based on the incorporation of taste and sensory aversive agents into the patch. We believe that the aversive agents we selected have several advantages, such as their high potency, established safety, and the potential to prevent accidental misuse by children and pets. The aversive agents are formulated in a controlled-release matrix that is coated onto the backing of a transdermal fentanyl patch. The controlled release aspect of the technology is designed so that the abuse deterrent properties are maintained after normal use and during attempts to separate the aversive agents from the fentanyl. We believe that this structure provides maximum exposure during oral abuse and during attempts to extract the drug, while preventing exposure of the patient to the aversive agents during transdermal wear. We believe that a key differentiating aspect of the technology is that the aversive agents are physically separated from the drug matrix, meaning that the aversive agents do not have to be formulated in the fentanyl drug matrix and do not contact the skin. In addition to the fentanyl patch, this technology has broad applicability to any therapeutic patch where deterring abuse and accidental misuse by children and pets are valuable attributes.

We believe that our abuse deterrent technology can be broadly applied to various transdermal products and our strategy is to follow the development of our abuse deterrent fentanyl transdermal system with the development of additional products for pharmaceuticals that have risks or history of abuse. For example, we believe that our technology can be utilized in other transdermal products to deter the abuse of other transdermal drugs such as buprenorphine, an opioid used to treat acute pain and chronic pain, and methylphenidate, a central nervous system stimulant.

Buprenorphine is an opioid used to treat opioid addiction, acute pain and chronic pain. It can be used under the tongue, by injection, as a skin patch, or as an implant. For opioid addiction, it is typically only started when withdrawal symptoms have begun and for the first two days of treatment under direct observation of a health care provider. For longer term treatment of addiction, a combination formulation of buprenorphine/naloxone is recommended to prevent misuse by injection.

Methylphenidate, sold under various trade names, such as Ritalin in oral form, and in transdermal patch form known as Daytrana, is a central nervous system stimulant of the phenethylamine and Piperidine classes that is used in the treatment of attention deficit hyperactivity disorder and narcolepsy. We plan to follow up with transdermal delivery systems for buprenorphine and methylphenidate after we make significant progress on our abuse deterrent fentanyl transdermal system.

We are also exploring product applications for our transdermal technology to deliver proteins and peptides such as exenatide for type 2 diabetes and follicle stimulating hormone (FSH) for infertility. Presently, these products are only available by injection or oral routes. We believe that transdermal delivery has the potential to improve compliance, which can lead to improved therapeutic outcomes associated with these treatments.

Exenatide (exendin-4) is a glucagon-like peptide-1 (GLP-1) receptor agonist which is approved to improve glycemic control in patients with type 2 diabetes mellitus. Exenatide is currently approved as a twice-daily subcutaneous injection or as a once-weekly injection. However, many patients have a strong aversion to needles, resist initiation of injections even when oral agents are failing to control their diabetes and struggle with compliance after starting therapy. We have performed pre-clinical work on the development of a novel transdermal patch for administration of exenatide to match the therapeutic plasma levels achieved by subcutaneous injections of exenatide. However, we need substantial funds before we can continue these efforts. In addition to being needle-free, painless and easy-to-use, our proposed exenatide transdermal system is being designed to incorporate compliance tracking to help providers improve patient outcomes. We believe that the development of an exenatide patch matching the profile of exenatide injections will follow the 505(b)(2) NDA regulatory pathway, thereby limiting the extent of safety and efficacy trials required for FDA approval, although we cannot assure you that the FDA will agree. Transdermal exenatide is currently in the preclinical phase of development.

Follicle-stimulating hormone (FSH) is a gonadotropin, a glycoprotein polypeptide hormone that is synthesized and secreted by the gonadotropic cells of the anterior pituitary gland. Follicle stimulating hormone (FSH) is indicated for the treatment of infertility in women and is currently only approved and marketed as a subcutaneous injection. FSH is mainly used for ovarian hyperstimulation as part of an in vitro fertilization (IVF) regimen. There are several purified and recombinant FSH injections currently on the market. We are developing a novel transdermal patch to match the pharmacokinetic profile of FSH subcutaneous injection but without the need for painful injections. Transdermal FSH is intended to offer a painless, easy to use one-step application to improve patient compliance with FSH therapy. Transdermal FSH will be offered at multiple strengths to match the typical doses prescribed to treat infertility. We plan to conduct a Phase 1 clinical trial to demonstrate that the transdermal patch can match the pharmacokinetics of subcutaneous injection. Then we plan to conduct an irritation and sensitization study to demonstrate the skin safety of the product and a pivotal clinical efficacy trial to demonstrate that transdermal FSH is not inferior to subcutaneous injection. We intend to seek to utilize the 505(b)(2) NDA regulatory pathway to register the product with the FDA which allows us to reference the know safety of FSH on file at FDA for the reference listed drug and the safety information that has been published in the literature. We have not yet communicated with the FDA on our proposed development plan or registration plan and we cannot assure you that the FDA will agree to our use of the 505(b)(2) pathway. Transdermal FSH is currently in the preclinical phase of development.

In addition, we may seek to develop certain generic transdermal products where we think we can efficiently make an improvement to existing patches and potentially take significant market share with good profit margins. One example of such a product candidate is the development of a generic scopolamine patch.

Transdermal scopolamine (Transderm Scop®) was developed in the 1970s by Alza Corporation for Ciba-Geigy (now Novartis) for prevention of nausea and vomiting associated with motion sickness and recovery from anesthesia and surgery. The product was approved as the first modern transdermal therapeutic system by the FDA in 1979. A generic transdermal scopolamine product was approved in 2015 (Perrigo) but was not marketed until 2017. As of November 2018, there was only one generic transdermal scopolamine approved and marketed. We are looking to develop what we believe is an improved proprietary generic scopolamine patch. Product improvements include enhancements to the manufacturing processes to reduce the manufacturing cost and optimization of the adhesive formulation to reduce cold flow and increase patient acceptability. We have performed pre-clinical work on this proposed product, however, we cannot proceed further without significant funding. We plan to follow the FDA guidance on the product development of a generic transdermal scopolamine patch and plan on utilizing the ANDA regulatory pathway to obtain FDA approval for marketing. Transdermal scopolamine is currently in the preclinical phase of development.

We have not yet determined which product we will seek to develop after our abuse deterrent fentanyl transdermal system. The prioritization of our portfolio of product candidates will be reviewed on an ongoing basis and will take into account technical progress, market potential, available funding and commercial interest. Our ability to take any meaningful steps to the development of any of these products is determined by our ability to provide sufficient funding for such purchase. As stated above, without significant financing or a joint venture agreement we will not be able to take any steps to the development of any of these products.

Marketing

Pursuant to an exclusive distribution dated April 13, 2018, we granted Best Choice exclusive distribution rights for all of our consumer products in South Korea, Taiwan (the Republic of China), the People’s Republic of China and South Asia. Best Choice is presently marketing our products only in South Korea. The agreement has an initial term which expired on April 30, 2019 and was extended to April 30, 2020. The agreement provides that it automatically renews for an additional three years and for each five year period thereafter if a minimum increase in sales of 10% per year or a cumulative equivalent or a year by year 10% increase is achieved by the end of the initial term and each extension period thereafter. The agreement, as extended, provides a minimum purchase requirement $2.0 million for the initial term, which is the prior from the commencement date through April 30, 2020. The minimum purchase requirement increases by 10% each year after the initial term. The agreement provides that our price to Best Choice will be no greater than lowest price sold to anyone plus 5%. Best Choice has the right to purchase a minimum of 50% of our production capacity. We give Best Choice a warranty that we will replace or refund any product which is not in a marketable state, such as damaged packaging and missing product. The agreement may be terminated at any time by Best Choice with or without cause on 90 days’ notice. The agreement may be terminated by us for cause, which includes Best Choice’s failure to meet the minimum purchase requirements. While the agreement has minimum purchase requirements, it does not assure us that Best Choice will meet the minimum purchase requirements or that Best Choice will not terminate the agreement.

If we obtain FDA approval for any of our pharmaceutical transdermal products, we will need to establish a distribution network in the United States. We do not anticipate that we will take any steps toward establishing such a distribution network until we are in the late stages of the FDA approval process.

Manufacturing

On August 25, 2020, the Company formed Pocono Pharmaceuticals Inc.(“Pocono”), a wholly owned subsidiary of the Company. Effective August 31, 2020, the Company entered into a Purchase Agreement (“Agreement”) with Pocono Coated Products (“PCP”), the manufacturer of the Company’s transdermal products, pursuant to which PCP agreed to sell the Company certain of the assets and liabilities associated with its Transdermal, Topical, Cosmetic and Nutraceutical business (the “Business”), including all related equipment, intellectual property and trade secrets, cash balances, receivables, bank accounts and inventory. The net assets were contributed to Pocono. Included in the transaction, the Company acquired 100% of the membership interests of Active Intelligence LLC (“Active Intelligence”). The purchase price for the assets of the Business is (i) $6,000,000 paid in 608,519 shares of the Company’s common stock, based on the average price for the Company’s common stock for the previous 90 days as of the date of Closing (the “Shares”); (ii) a promissory note of the Company in the principal amount of $1,500,000, which is due upon the earlier of (a) twelve (12) months from issuance, or (b) immediately following a capital raise of no less than $4,000,000 and/or a public offering of no less than $4,000,000. Previously Pocono Coated Products LLC. Acted as the company’s contract manufacturer.

Government Regulations

United States

The pharmaceutical business is subject to extensive government regulation. In the United States, we must comply with the rules and regulations of the FDA. In other countries we must comply with the laws and regulations of each country to legally market and sell our products. Obtaining FDA approval does not mean that the product will be approved in other countries. Each country may require that additional clinical and nonclinical studies be conducted prior to approval.

The process required by the FDA to receive approval prior to marketing and distributing a drug in the United States generally involves the following. The definition of drug is broadly defined, and includes our pharmaceutical products and most of our consumer transdermal patches. Even though the drug used in each of our proposed products is currently approved by the FDA in oral or injectable dosage forms, we will still need to conduct a full development program including preclinical and clinical trials before we receive FDA marketing approval. The FDA also has a number of abbreviated approval pathways which, if we are eligible, could shorten the time for approval. However, we cannot be certain that we will be able to use any abbreviated approval pathway, in which event we will need to comply with the full regulatory pathway.

●	Preclinical phase. Before a drug company can test an experimental treatment in humans, it must prove the drug is safe and effective in animals. Scientists run tests in various animals before presenting the data to the FDA as an investigational new drug application. For already approved drugs, an animal study may not be required prior to testing in humans. In most cases, the company must file an Investigational New Drug (IND) submission to get clearance to test the product in humans.

●	Phase one clinical trial. In the first round of clinical trials, the drug company attempts to establish the drug’s safety in humans. Drug researchers administer the treatment to healthy individuals — instead of patients suffering from the disease or condition the drug is intended to treat — and gradually increase the dose to see if the drug is toxic at higher levels or if any possible side effects occur. These drug trials are usually small, containing about 20 to 80 participants, according to the FDA. For drug delivery products incorporating already approved drugs, Phase 1 studies involve measuring blood levels of the drug to understand the pharmacokinetics for a new route of administration.

●	Phase two clinical trial. In the second round of clinical trials, researchers give the treatment to patients who have the disease to assess the drug’s efficacy. The trial is randomized, meaning half of the study participants receive the drug and half receive a placebo. These trials usually contain hundreds of participants, according to the FDA. There is about a 30 percent chance of a drug moving on to a phase three clinical trial, according to data from the biotech trade organization BIO. For already approved drugs, as is the case with drug delivery products, a Phase 2 trial may not be necessary as the therapeutic drug doses and blood concentrations are already known. However, a Phase 2 may be conducted to inform the design of the Phase 3 clinical trial in regards to the safety and efficacy of the product when used by patients.

●	Phase three clinical trial. In the third phase of clinical trials, researchers work with the FDA to design a larger trial to test the drug’s ideal dosage, patient population and other factors that could decide whether the drug is approved, according to the report. These trials usually contain a few hundred to thousands of participants. In the case of drug delivery products that utilize an approved drug, Phase 3 trials will typically include a comparison to the already approved reference product. For example, a transdermal patch may be compared to an injection.

●	New drug application. Once a drug company collects and analyzes all data from the clinical trials, it submits a new drug application to the FDA. The application includes trial data, preclinical information and details on the drug’s manufacturing process. If the FDA accepts the application for review, the agency has ten months — or six months if the drug has priority review status — to make a decision, according to the report. The FDA can hold an advisory committee meeting where independent experts assess the data and recommend whether to approve the drug. From there, the FDA will either approve the drug or give the applicant a complete response letter, which explains why the drug did not get approved and what steps the applicant must take before resubmitting the application for approval.

The FDA may also require Human Abuse Liability or Human Abuse Potential clinical studies to evaluate the abuse liability or abuse potential of a new chemical entity for drugs that affect the central nervous system. If the abuse deterrent technology renders a product less desirable than conventional formulations, it is said to convey abuse deterrent properties and can include specific label language indicating this difference.

In other instances, sponsors are required to evaluate the effectiveness of an Abuse Deterrent Formulation. For Abuse Deterrent Formulation trials, the objective is to assess the ability of the new formulation to be tampered with and abused, and is often pursuant to a 505(b)(2) strategy.

Before approving an NDA, the FDA may inspect the facilities where the product is being manufactured or facilities that are significantly involved in the product development and distribution process and will not approve the product unless compliance with current good manufacturing processes is satisfactory. The FDA may deny approval of an NDA if applicable statutory or regulatory criteria are not satisfied, or may require additional testing or information, which can delay the approval process. In pursuing FDA approval there may be various delays and it is possible that approval may never be granted. In addition, new government requirements may be established that could delay or prevent regulatory approval of our product candidates under development.

If a product is approved, the FDA may impose limitations on the indications for use for which the product may be marketed, may require that warning statements be included in the product labeling, may require that additional studies or trials be conducted following approval as a condition of the approval, may impose restrictions and conditions on product distribution, prescribing or dispensing in the form of a risk management plan, or impose other limitations.

Once a product receives FDA approval, marketing the product for other indicated uses or making certain manufacturing or other changes related to the product will require FDA review and approval of a supplemental NDA or a new NDA, which may require additional clinical safety and efficacy data and may require additional review fees. In addition, further post-marketing testing and surveillance to monitor the safety or efficacy of a product may be required. Also, product approvals may be withdrawn if compliance with regulatory standards is not maintained or if safety or manufacturing problems occur following initial marketing.

With respect to the labeling for our abuse deterrent transdermal fentanyl system or any other opioid transdermal patch we develop, it is likely that we will need to disclose the risks of improper use or abuse using language required by the FDA.

FDA Approval Pathways

The FDA has several pathways that can be followed to obtain FDA approval.

●	A stand-alone NDA is an application submitted under Section 505(b)(1) of the Food, Drug and Cosmetic Act (“FD&C Act”) and approved under Section 505(c) of the FD&C Act that contains full reports of investigations of safety and effectiveness that were conducted by or for the applicant or for which the applicant has a right of reference or use. This is typically the pathway used for new chemical entities.

●	A 505(b)(2) application is an NDA submitted under Section 505(b)(1) and approved under Section 505(c) of the FD&C Act that contains full reports of investigations of safety and effectiveness, where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use. This is the pathway typically taken for off-patent drugs that are being development into alternate dosage forms or routes of administration.

●	An ANDA is an application for a duplicate of a previously approved drug product that was submitted and approved under Section 505(j) of the FD&C Act. An ANDA relies on the FDA’s finding that the previously approved drug product is safe and effective. An ANDA generally must contain information to show that the proposed generic product (1) is the same as the drug with respect to the active ingredients, conditions of use, route of administration, dosage form, strength and labeling (with certain permissible differences) and (2) is bioequivalent to the referenced drug. An ANDA may not be submitted if studies are necessary to establish the safety and effectiveness of the proposed product. This is the pathway taken for generic drugs.

We cannot assure you that we will be able to take advantage of any of the available abbreviated approval pathways for any of our proposed products.

Post-approval requirements

Any drug products for which we receive FDA approval will be subject to continuing regulation by the FDA. Certain requirements include, among other things, record-keeping requirements, reporting of adverse events with the product, providing the FDA with updated safety and efficacy information on an annual basis or more frequently for specific events, product sampling and distribution requirements, complying with certain electronic records and signature requirements and complying with FDA promotion and advertising requirements. These promotion and advertising requirements include, among others, standards for direct-to-consumer advertising, prohibitions against promoting drugs for uses or patient populations that are not described in the drug’s approved labeling, known as “off-label use,” and other promotional activities, such as those considered to be false or misleading. Failure to comply with FDA regulations can have negative consequences, including the immediate discontinuation of noncomplying materials, adverse publicity, enforcement letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties. Such enforcement may also lead to scrutiny and enforcement by other government and regulatory bodies.

Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not encourage, market or promote such off-label uses. As a result, “off-label promotion” has formed the basis for litigation under the Federal False Claims Act, violations of which are subject to significant civil fines and penalties. In addition, manufacturers of prescription products are required to disclose annually to the Center for Medicaid and Medicare any payments made to physicians and teaching hospitals in the U.S. under the federal Physician Payment Sunshine Act. Reportable payments may be direct or indirect, in cash or kind, for any reason, and are required to be disclosed even if the payments are not related to the approved product. Failure to fully disclose or not in time reporting could lead to penalties up to $1.15 million per year.

The manufacturing of any of our products will be required to comply with the FDA’s current good manufacturing process (cGMP) regulations. These regulations require, among other things, quality control and quality assurance, as well as the corresponding maintenance of comprehensive records and documentation. Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are also required to register with the FDA their establishments and list any products they make and to comply with related requirements in certain states. These entities are further subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with current good manufacturing processes and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance.

Discovery of problems with a product after approval may result in serious and extensive restrictions on a product, manufacturer or holder of an approved NDA, as well as lead to potential market disruptions. These restrictions may include recalls, suspension of a product until the FDA is assured that quality standards can be met, and continuing oversight of manufacturing by the FDA under a “consent decree,” which frequently includes the imposition of costs and continuing inspections over a period of many years, as well as possible withdrawal of the product from the market. In addition, changes to the manufacturing process generally require prior FDA approval before being implemented. Other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

The FDA also may require post-marketing testing, or Phase IV testing, as well as risk minimization action plans and surveillance to monitor the effects of an approved product or place conditions on an approval that could otherwise restrict the distribution or use of our products.

Other Government Regulations

We are subject to government regulations that are applicable to businesses generally, including those relating to workers’ health and safety, environmental and waste disposal, wage and hour and labor practices, including sexual harassment laws and regulations, and anti-discrimination laws and regulations.

In addition, we must comply with the laws and regulations governing the research and manufacture of products containing controlled substances such as fentanyl and other opioids. We must be licensed by the Drug Enforcement Agency (DEA) and the state(s) in which we conduct research and development activities. We currently hold a DEA license and a Georgia State Board of Pharmacy license to support our current research activities at our facility in Georgia. As a result, we have been inspected by the DEA and the Georgia Board of Pharmacy. As we enter the manufacturing phase of development, we will need to obtain a DEA manufacturing license and a Georgia Board of Pharmacy manufacturing license and obtain production quota from the DEA to allocate sufficient amounts of controlled substances to us to conduct our development program. There is no guarantee that we will be able to obtain sufficient production quota from the DEA to support our manufacturing operations.

Europe and Other Countries

If we market our products in any countries other than the United States, we would be subject to the laws of those countries. In order to obtain market our products in other countries we must comply with numerous and varying regulatory requirements of such countries regarding safety and efficacy and governing, among other things, clinical trials and commercial sales, pricing and distribution of our products.

The European medicines regulatory system is based on a network of around 50 regulatory authorities from the 31 countries in the European Economic Area, the European Commission and the European Medicines Agency. All medicines must be authorized before they can be placed on the market in the European Union. The European system offers different routes for authorization. A centralized procedure allows the marketing of a medicine on the basis of a single European Union assessment and marketing authorization which is valid throughout the European Union. However, a majority of medicines authorized in the European Union do not fall within the scope of the centralized procedure, and we do not know whether our proposed products will fall within the centralized authorization. We also do not know how the withdrawal of Great Britain from the European Union will affect the procedure for approval of medicines in the United Kingdom. If we are not able to use the centralized procedure, we would need to use one of the following procedures. One method is the decentralized procedure where we would apply for the simultaneous authorization in more than one European Union member. The second method is the mutual-recognition procedure where we would have a medicine authorized in one European Union country apply for authorization to be recognized in other European Union countries. In either case, we would be required to complete clinical trials to demonstrate the safety and efficacy of the medicine and show and that the medicine is manufactured in accordance with good manufacturing practice based upon European Union standards.

In countries other than the United States and the European Union, we would be required to comply with the applicable laws of those countries, which may require us to perform additional clinical testing.

Failure to obtain regulatory approval in any country would prevent our product candidates from being marketed in those countries. In order to market and sell our products in jurisdictions other than the United States and the European Union, we must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The regulatory approval process outside the United States and the European Union generally includes all of the risks associated with obtaining FDA and European Union approval, but can involve additional testing.

In addition, in many countries worldwide, it is required that the product be approved for reimbursement before the product can be approved for sale in that country. We may not obtain approvals from regulatory authorities outside the United States on a timely basis, if at all. Even if we were to receive approval in the United States or the European Union, approval by the FDA or the European Medicines Agency does not ensure approval by regulatory authorities in other countries or jurisdictions. Similarly, approval by one regulatory authority outside the United States would not ensure approval by regulatory authorities in other countries or jurisdictions. We may not be able to file for marketing approvals and may not receive necessary approvals to commercialize our products in any market. If we are unable to obtain approval of our product candidates by regulatory authorities in other foreign jurisdictions, the commercial prospects of those product candidates may be significantly diminished, and our business prospects could decline.

Outside the United States, particularly in member states of the European Union, the pricing of prescription drugs is subject to governmental control. In these countries, pricing negotiations or the successful completion of health technology assessment procedures with governmental authorities can take considerable time after receipt of marketing approval for a product. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Certain countries allow companies to fix their own prices for medicines but monitor the pricing.

In addition to regulations in the United States, if we market outside of the United States, we will be subject to a variety of regulations governing, among other things, clinical trials and any commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries.

Intellectual Property Rights

4P Therapeutics filed an international patent application under the Patent Cooperation Treaty for worldwide prosecution of the abuse deterrent transdermal technology patent used in our lead product, an abuse deterrent fentanyl transdermal system. The patent is being prosecuted in the United States and in other countries. The European Patent Office and the patent offices for Japan, Australia and Russia had granted patent protection for the patent application filed by 4P Therapeutics for its abuse deterrent transdermal technology and the patent office of Mexico has granted a notice of allowance. We have not received any response from the United States Patent and Trademark Office. In addition to applying the technology to developing an abuse deterrent fentanyl transdermal system, we believe that the abuse deterrent patch technology can be applied to other opioids and pain medication patches where there is risk of abuse and overdose, as well as other transdermal pharmaceuticals where we believe our technology can help prevent abuse or accidental misuse.

We have received a trademark for the name Nutriband.

Competition

Since our proposed pharmaceutical products deliver a drug which is off patent and presently available, we will compete with a number of companies who are presently selling the drug which is generally taken by injection. In addition, there are a number of companies that market generic transdermal patches, including fentanyl transdermal patches, and we will compete against those companies that make products with the same drug. Further, as transdermal patches become more popular, other companies, many of which have significantly greater resources and existing relationships with physicians and medical personnel, may use their resources to develop improved transdermal delivery systems for the drugs that are in our pipeline. We believe that competition is based on such factors as price, insurance/Medicaid and Medicare reimbursement rates and policies, safety and efficacy, side effects or reduction in side effects and the reliability of the supplier or manufacturer. Since we are developing our products to meet the needs of the patients, physicians, and the payers, we need to demonstrate advantages in terms of safety, efficacy, compliance and cost. If we obtain regulatory approval to market our products, we cannot assure you that we will be successful in the marketplace.

Property

We do not own any real property. We lease a shared office space in Orlando for $149 per month. With the office lease, we have access to board rooms, kitchen facilities and administrative support services.

Legal Proceedings

On August 10, 2018, we, our chief executive officer and our chief financial officer received a Wells notice from the enforcement division staff of the Miami Regional Office of the SEC in connection with an investigation into the accuracy of certain statements in our Form 10 registration statement filed June 2, 2016, as amended, and our Form 10-K annual report filed May 8, 2017. The staff’s inquiry was focused on our disclosure language in those filings relating to the FDA requirements for our consumer transdermal patch products in that our filings did not accurately reflect the FDA’s jurisdiction over our consumer products and did not disclose that we could not legally market these products in the United States. On September 7, 2018, we and the officers filed a Wells submission in response. After engaging in settlement discussions with the staff about the matters under investigation, we and the officers submitted an offer of settlement to resolve the investigation without admitting or denying any violations of the federal securities laws.

On December 26, 2018, the SEC announced that it has accepted the settlement offer and instituted settled administrative cease-and-desist proceedings against us and the named officers. The SEC’s administrative order, dated December 26, 2018, finds that we and the officers consented – without admitting or denying any findings by the SEC– to cease-and-desist orders against them for violations by us of Sections 12(g) and 13(a) of the Exchange Act 1934 and Rules 12b-20 and 13a-1 thereunder, which require issuers to file accurate registration statements and annual reports with the SEC; violations by the officers for causing our violations of the above issuer reporting provisions; and violations by the officers of Rule 13a-14 of the Exchange Act, which requires each principal executive and principal financial officer of issuers to attest that annual reports filed with the SEC do not contain any untrue statements of material fact. In addition to consenting to the cease-and-desist orders, the officers have each agreed to pay a $25,000 civil penalty to resolve the investigation. The administrative order does not impose a civil penalty or any other monetary relief against us.

On July 27, 2018, we commenced an action in the Circuit Court of the Ninth Judicial Circuit in and for Orange County, Florida, against Advanced Health Brands, Inc., Raymond Kalmar, Paul Murphy, Michelle Polly-Murphy, Laura Fillman and John Baker, together with a Motion for Temporary Injunction Without Notice and a Motion for Prejudgment Writ of Replevin arising from our decision to seek to rescind for misrepresentation the agreement by which we acquired advanced Health Brands, Inc. for 1,250,000 shares of common stock valued at $2,500,000 and seek return of the shares. On August 2, 2018, the court entered a Temporary Injunction Without Notice and an Order to Show Cause against the defendants. Defendants Kalmar, Murphy, Polly-Murphy, and Baker filed a Motion to Dismiss our Verified Complaint, Motion to Dissolve Temporary Injunction Without Notice and Response to Order to Show Cause, and Motion to Compel Arbitration. On January 4, 2019, the court dismissed our complaint with prejudice, and directed the defendants to assign to us within 30 days, the six patents never duly transferred to us. On February 1, 2019, we appealed the court’s order. Pursuant to a settlement agreement with one of the defendants, that defendant returned the 50,000 shares which had been issued to her, and the shares were cancelled as of January 31, 2019. On June 7, 2019, the individual defendants (other than the defendant whom we have a settlement agreement), filed a motion for sanctions and civil contempt against us, which generally claimed that we failed to comply with the Court’s January 4, 2019 order by refusing to issue the Ruling 144 letters that would allow the defendants to transfer their shares of common stock. On October 29, 2019, the Court denied the defendants motion. On March 20, 2020, the Florida district court of appeal reversed the lower court ruling in the Florida state court action that dismissed our complaint with prejudice, and gave us leave to file an amended complaint.

On August 22, 2018, four of the defendants in the Florida action described in the previous paragraph filed a complaint against us in the Franklin County, Ohio Court of Common Pleas seeking a declaratory judgment permitting them to sell the shares of common stock they received pursuant to the acquisition agreement. The parties have agreed to a stay pending the outcome of the Florida litigation.

On April 29, 2019, we filed a securities fraud action in the U.S. District Court for the Eastern District of New York against Raymond Kalmar, Paul Murphy, Michelle Polly-Murphy, Advanced Health Brands and TD Therapeutic, Inc. In the complaint we allege that in 2017, the defendants fraudulently and deceitfully obtained 1,250,000 shares of common stock by orchestrating a months-long scheme to defraud us. We are seeking the return of the 1,200,000 shares of common stock and monetary damages resulting from the defendants’ fraudulent conduct. The defendants filed a motion to dismiss on August 23, 2019, and we filed our response on September 13, 2019.

Employees

As of January 1, 2021, we had seven employees — three officers who are full time, four officers who are currently part time. We also engage one consultant who provides services on a part-time basis. None of our employees is represented by a labor union and we consider our employee relations to be good.

MANAGEMENT

Executive Officers and Directors

Set forth below is certain information with respect to our directors and executive officers:

Name	Age	Position
Gareth Sheridan	31	Chief executive officer and director
Sean Gallagher	57	Executive Chairman and director
Serguei Melnik	48	Director
Michael Myer	36	President of Pocono Pharma and Director
Gerald Goodman	71	Chief Financial Officer
Alan Smith, Ph.D.	54	Chief operating officer and president of 4P Therapeutics
Patrick Ryan	35	Chief technical officer
Jeff Patrick, Pharm.D.	50	Chief scientific officer
Larry Dillaha, MD	56	Chief medical officer
Radu Bujoreanu	49	Director
Steven P. Damon	64	Director
Vsevolod Grigore		Director
Mark Hamilton	35	Director
Stefan Mancas	43	Director
Tyler Overk	37	President of Active intelligence

Gareth Sheridan, our founder, has been chief executive officer and a director since our organization in 2016. In 2012, Mr. Sheridan founded Nutriband Ltd., an Irish company which we acquired in 2016. Mr. Sheridan was named Ireland’s ‘Young Entrepreneur of the Year’ in 2014 in the National Bank of Ireland Startup Awards for establishing Nutriband Ltd. Mr. Sheridan has further business awards from S. Dublin’s Best Young Entrepreneur and Nutriband Ltd as S. Dublin’s Best Startup Company. Mr. Sheridan has also worked as a Business Mentor with 100 Minds, a social enterprise founded in 2013, that brings together some of Ireland’s top college students and connects them with one cause to achieve large charitable goals in a short space of time. Mr. Sheridan is also a past Nissan Generation Next Ambassador, receiving the acknowledgement in 2015 by Nissan Ireland as one of Ireland’s future generational leaders.

In 2019 Mr. Sheridan served on the Board of the St. James Hospital foundation, the charitable foundation for Ireland’s largest public hospital. Mr. Sheridan received a B.Sc. in Business and Management from Dublin Institute of Technology in 2012 where he concentrated on international economics, venture creation and entrepreneurship.

Sean Gallagher is an experienced businessman, an inspiring speaker & a highly regarded business writer. He also stood, as an Independent Candidate, and was runner up, in the 2011 Irish Presidential Election. Sean’s notable business ventures include Co Founding and serving as CEO of Clyde Real Estate, Pharmaceutical Directorships and co-founding Ireland’s largest home technology company, Smarthomes. Sean has also served as a investor in popular TV show, Dragon’s Den which is Ireland and UK’s version of popular US TV show Shark tank. Sean qualified with an MBA from the University of Ulster and previously worked with one of Ireland’s Enterprise Agencies and has, over the past 20 years, trained and mentored hundreds of emerging entrepreneurs. He has also served on a number of Irish State Boards including the National Training and Employment Agency (FAS), the North South Trade Body (InterTrade Ireland) and was Chair of the State owned Drogheda Port Company. Mr. Gallagher works for us on a part-time basis.

Michael Myer, who was nominated as a director for election at the November 12, 2020 annual meeting in connection with our acquisition, effective August 31, 2020, of Pocono Coated Products, LLC’s Transdermal, Topical Cosmetic and Health business. Michael has been the Chief Quality Officer at Pocono Coated Products, LLC from January 2015 to June 2019, and General Manager—Nutraceutical Division, from June 2019 to the present. Michael has substantial experience as chief quality officer in manufacturing, quality systems, risk management, process engineering, lean practices, and financial management. Michael has been acting as General Manager of the transdermal patch side of Pocono Coated Products, and the CEO of its Active Intelligence subsidiary. He remains active in daily operations, as well as executive level decision making. Michael is also a former Marine, CrossFit Level 1 Coach, and USAW Sport Performance Coach.

Serguei Melnik serves as part a member of the board of directors and is a co-founder of Nutriband Inc. Mr Melnik has previously served as our chief financial officer and a director since January 2016. Mr. Melnik has been involved in general business consulting for companies in the U.S. financial markets and setting up legal and financial framework for operations of foreign companies in the U.S. Mr. Melnik advised UNR Holdings, Inc. with regard to the initiation of the trading of its stock in the over-the-counter markets in the U.S., and has provided general advice with respect to the U.S. financial markets for companies located in the U.S. and abroad. From February 2003 to May 2005 he was the Chief Operations Officer and a Board member of Asconi Corporation, Winter Park, Florida, with regard to restructuring the company and listing it on the American Stock Exchange. Mr. Melnik from June 1995 to December 1996 was a lawyer in the Department of Foreign Affairs, JSC Bank “Inteprinzbanca,”, Chisinau, Moldova, and prior thereto practiced law in Moldova in various positions. Mr. Melnik is fluent in Russian, Romanian, English and Spanish.

Gerald Goodman has been our chief accounting officer since July 31, 2018, and was elected our Chief Financial Officer on November 12, 2020. Mr. Goodman is a certified public accountant and, since 2014, has practiced with his own firm, Gerald Goodman CPA P.C. From January 1, 2010 until December 31, 2014, Mr. Goodman practiced with Madsen & Associates, CPA’s Inc., Murray, Utah, and was a non-equity partner and managed the firm’s SEC practice. Mr. Goodman is a director of Lifestyle Medical Network, Inc., which provides management services to healthcare providers. From 1971 to 2010, Mr. Goodman was a partner in the accounting firm of Wiener, Goodman & Company P.C. Mr. Goodman is a 1970 graduate of Pennsylvania State University where he received a B.S. Degree in Accounting.. Mr. Goodman works for us on a part-time basis.

Alan Smith, Ph.D., co-founded 4P Therapeutics in 2011 and serves as Head of 4P Theraputics, and Head of Clinical, Regulatory, Quality, & Operations at Nutriband. Previously, he was with Altea Therapeutics, most recently serving as Vice President, Product Development and Head of Clinical R&D, Regulatory Affairs, and Project Management. At Altea, he led major research and development programs with pharmaceutical companies such as Eli Lilly, Amylin, Hospira, Elan, and Novartis. He joined Altea as one of the first employees and spent 12 years growing its multidisciplinary drug delivery research and development organization. Dr. Smith has 20 years of experience in the research and development of drug and biologic delivery systems, diagnostics and medical devices for treatment and management of diabetes, chronic pain and cardiovascular disease. Prior to joining Altea Therapeutics, he led the development of transdermal glucose monitoring systems at SpectRx, Inc., a publicly traded noninvasive diagnostics company. Dr. Smith received Ph.D. and M.S. degrees in Biomedical Engineering from Rutgers University and the University of Medicine and Dentistry of New Jersey. He currently serves on the Editorial Advisory Board of Expert Opinion on Drug Delivery.

Paddy Ryan has been chief technical officer since February 2018. Having worked in the tech industry for 8 years, Paddy brings a fresh perspective and understanding to our team. From September 2019 to present Mr. Ryan served as director of digital agency for Trigger Media. From 2013 to 2016, Mr. Ryan worked as an online security analyst with Paddy Power Betfair Plc. From 2016 to 2017, Mr. Ryan was general manager at CRS Events setting up and organising One-Zero, the largest sports conference in Ireland. Mr Ryan served as head of technology for Irish agency Trigger Movement between 2017 and 2019. Mr Ryan serves as technical advisor for sports media brand, Pundit Arena, where he has advised on their technical development since 2012. Mr Ryan also served as a digital consultant for Irish Aid Charity, Bóthar, where he worked on the development of the charity’s digital plans plans. Mr. Ryan has also consulted with Irish Local Government in County Limerick (Limerick County Council) regarding their digital activity in September 2018. Mr. Ryan has also assisted Swiss Company, SEBA Crypto AG, to develop their online presence in October 2018. Mr. Ryan is also a technical advisor for Irish dairy company, Arrabawn where he has assisted them with online strategies since 2017. Mr. Ryan has been involved in general technical consulting for startups and companies in Ireland for more than ten years. Mr. Ryan attended University College Dublin where he studied engineering and is working towards his masters in data analytics from National College of Ireland. Mr Ryan also assisted in the development and launch of the Pandemic Action Network website in early 2020. As CTO, Paddy is responsible for Nutriband’s technology strategy and plays a key role in leading new initiatives. Mr. Ryan works for us on a part-time basis.

Jeff Patrick Pharm.D. currently serves as Director of Drug Development Institute at the Ohio State University Comprehensive Cancer Center. Dr. Patrick most recently serving as Chief Scientific Officer for New Haven Pharmaceuticals. Prior roles included global vice president of professional affairs at Mallinckrodt Pharmaceuticals, Inc.; and roles with ascending responsibilities at Dyax, Myogen/Gilead, Actelion and Sanofi-Synthelabo, Inc. Dr. Patrick is a residency-trained clinical pharmacist with approximately 20 years of pharmaceutical industry experience. He brings expertise in executive leadership, scientific and medical strategy, drug development and commercialization to the company. Prior to pursuing a career in research and development, Patrick was an ambulatory care clinical pharmacist at the University of Tennessee Medical Center and a clinical assistant professor of pharmacy at the University of Tennessee College of Pharmacy, where he earned his doctorate in pharmacy. He also completed the Wharton School of Business Pharmaceutical Executive Program. Dr. Patrick works for us on a part-time basis.

Dr. Dillaha brings nearly 20 years of pharmaceutical industry experience to Nutriband. Prior to joining Nutriband, he was chief executive officer of Repros Therapeutics from February 2017 to February 2018. Prior to joining Repros, Dr. Dillaha was the chief executive officer of CavtheRx, an inception stage biotechnology company, from June 2016 to February 2017, and chief operating officer and chief medical officer of New Haven Pharmaceuticals, a specialty pharmaceutical company. He also served as chief medical officer of Insys Therapeutics, Sciele Pharma and as Medical Director of Sanofi-Sythelabo. Dr. Dillaha received an M.D. degree from the University of Tennessee, Memphis. Dr. Dillaha works for us on a part-time basis.

Radu Bujoreanu has been a director since June 2019. Mr. Bujoreanu has been the owner and executive director of Consular Assistance, Inc., which provides assistance in obtaining visas for the Republic of Moldava and related services since December 2002, and he has been a real estate agent with Keller Williams Realty, Inc. since May 2019. Mr. Bujoreanu received his Bachelor in International Public Law from the University of Moldova.

Steven P. Damon has been a director since April 2018, when we signed the agreement to acquire 4P Therapeutics. Mr. Damon is a co-founder of 4P Therapeutics, which was formed in 2011, and he has more than 20 years of experience with various business roles in the medical and pharmaceutical industries. Before founding 4P Therapeutics, Mr. Damon led the business development team at Altea Therapeutics as the company’s senior vice president of business development. Mr. Damon is a director of Georgia BIO, a non-profit trade association that promotes Georgia’s life science industry. Mr. Damon received is Bachelors in Business Administration and Associate in accounting from Colorado Mesa University.

Mark Hamilton, a director since July 2018, has been at BDO Ireland, a major accounting firm, for more than nine years, held positions in Corporate Finance, Corporate Advisory, Restructuring and Recovery, Client management and in his current role in Business Development. Mr. Hamilton is a Chartered Accountant and a member of the Association of Chartered Accountants (ACA) qualifying in 2012. He is a chartered accountant and has been a member of the Association of Chartered Accountants since 2012. Mr. Hamilton’s accounting background and experience in corporate finance, corporate advisory and insolvency assists us in his role as an independent board member. Mr. Hamilton received a B.Sc. in Business and Management from Dublin Institute of Technology in 2008 and subsequently received 1st class honours in his postgraduate degree specializing in Accountancy in 2009.

Stefan Mancas, a director since July 2018, received a Ph.D. in Applied Mathematics from the University of Central Florida in May 2007 under the supervision of Dr. Roy S. Choudhury, with the dissertation topic “Dissipative Solitons in the cubic-quintic Complex Ginzburg Landau equation: Bifurcations and Spatiotemporal Structure” for which he received the Outstanding Dissertation Award in 2008. Dr. Mancas is a professor and associate chair in the department of mathematics at Embry-Riddle Aeronautical University. He is the co-founder of the nonlinear Waves Lab which contains a 10 m. long water tank used for research in water waves, solitons in shallow water, vortex solitons, soliton ships, surface waves and wind-wave interaction, microcavitation, design and optimization, submarine currents, autonomous underwater vehicles, tractor beams, etc. He is also the organizer of national and international conferences in applied mathematics, and has published more than 40 articles in refereed journals.

Vsevolod Grigore, age 62, is a seasoned executive who managed to build careers in multiple fields. He is a former assistant professor and Head of Department at the Moldova State University and Moldova Free International University. As a PhD in linguistics, he contributed to establishing many language services and conference management businesses in his native country of Moldova. He then engaged in a prodigious diplomatic career, serving at high level positions in the Ministry of Foreign Affairs of Moldova. From 1999 to 2002 he was Minister Counselor, Deputy Chief of Mission, then Chargé d’Affaires at Moldovan Embassy to the United States. From 2002 to 2006 he was Ambassador, Permanent Representative of Moldova to the United Nations. During his tenure he served on the board of UNICEF and UNFPA. He currently resides in New York City, using his extensive network of connections to provide a wide array of consultancy services, primarily in the legal and medical field. He graduated from Moldova State University in 1979, received a PhD from Minsk State Linguistic University, Belorussia, in 1987.

Tyler Overk, age 37, is the co-founder of Active Intelligence, which was formed in 2017, and has more than 15 years of experience with various business roles in the Corporate Trade and Health & Wellness industries. Before Co-Founding Active Intelligence Mr. Overk spearheaded Business Development for Active International as a Director of New Business Development and later as a member of the Corporate Development team tasked with leading the company into new markets and developing new strategic offerings. Previously, Mr. Overk led a highly motivated sales team at Medi-One LLC focused on high end Medical Diagnostic testing. He received a Bachelor’s degree from Ramapo College of New Jersey in Business Administration with a concentration in Marketing and minor in Economics

Committees of the Board of Directors

The board of directors has created two committees - the audit committee and the compensation committee. The board intends to create a nominating and corporate governance committee. Each of the committees will have a charter which meets the NASDAQ requirements and will be composed of three independent directors.

Audit Committee

The audit committee is comprised of Mr. Hamilton, as chairman, and Dr. Mancas. We do not have an “audit committee financial expert.” The audit committee oversees, reviews, acts on and reports on various auditing and accounting matters to the board, including: the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices, all as set forth in our audit committee charter.

Compensation Committee

The compensation committee is comprised of Mark Hamilton and Dr. Mancas. The compensation committee oversees the compensation of our chief executive officer and our other executive officers and reviews our overall compensation policies for employees generally as set forth in the audit committee charter. If so authorized by the board, the compensation committee may also serve as the granting and administrative committee under any option or other equity-based compensation plans which we may adopt. The compensation committee will not delegate its authority to fix compensation; however, as to officers who report to the chief executive officer, the compensation committee will consult with the chief executive officer, who may make recommendations to the compensation committee. Any recommendations by the chief executive officer are accompanied by an analysis of the basis for the recommendations. The committee will also discuss with the chief executive officer and other responsible officers the compensation policies for employees who are not officers. The compensation committee has the responsibilities and authority relating to the retention, compensation, oversight and funding of compensation consultants, legal counsel and other compensation advisers. The compensation committee members will consider the independence of such advisors before selecting or receiving advice from such advisors.

Independent Directors

Five of our directors, Radu Bujoreanu, Steven Damon, Mark Hamilton, Stefan Mancas and Vsevolod Grigore are independent directors based on the NASDAQ definition of independent director.

EXECUTIVE COMPENSATION

The following summary compensation table sets forth information concerning compensation for services rendered in all capacities during the years ended January 31, 2020 and 2019, earned by or paid to our chief executive officers and the two other officers receiving the greatest compensation.

Name and Principal Position	Year	Salary $	Bonus Awards $	Stock Awards $	Option/ Awards(1) $	Incentive Plan Compensation $	Nonqualified Deferred Earnings $	All Other Compensation $	Total $
Gareth Sheridan,	2020	$42,000	$15,000	-	-	-	-	-	$57,000
CEO	2019	88,000	-	-	-	-	-	-	88,000

Sean Gallagher,	2020	-	-	$60,000	-	-	-	-	60,000
President[1]	2019			462,500	-	-	-	-	462,500

Jeff Patrick	2020	-	-	60,000	252,700	-	-	-	312,700
Chief Scientific Officer[1]	2019	-	-	222,500	-	-	-	-	222,500

[1]	During the year ended January 31, 2020, we issued to Mr. Gallaher 8,572 shares of common stock, valued at $120,000, representing his compensation for the years ended January 31, 2020 and 2019 pursuant to his employment agreement. During the year ended January 31, 2019, we issued to Mr. Gallagher 25,000 shares of common stock valued at $402,500.

[2]	During the year ended January 31, 2020, we issued to Strategic Pharmaceutical Consulting LLC, a company controlled by Dr. Patrick 8,572 shares of common stock, valued at $120,000, representing Dr. Patrick’s compensation for the years ended January 31, 2020 and 2019. We also granted him to an option to purchase 25,000 shares of common stock at 75% of the market price. The option expired unexercised. During the year ended January 31, 2019, the Company issued to Mr. Patrick 12,500 shares of common stock valued at $162,500.

Employment Agreements

We have employment agreement with Gareth Sheridan and Sergei Melnik dated February 1, 2018 pursuant to which we agree to employ Mr. Sheridan as chief executive officer and Mr. Melnik as chief financial officer. The agreements also provide that the executive will continue as a director. The agreements provide that employment is ongoing, with no specific termination date. The agreement does not provide for any specific salary. Mr. Sheridan is currently receiving compensation at the annual rate of $42,000, and Mr. Melnik is not currently receiving any compensation.

We have an employment agreement dated January 1, 2018 with Sean Gallagher pursuant to which we employed him as president for a term with no expiration date at an annual salary of $60,000, which may be paid in stock or cash. The president serves on a part-time basis.

The Company has an employment agreement dated February 19, 2019 with its chief scientific officer pursuant to which the Company agrees to employ him as chief scientific officer for annual compensation of $60,000, payable in cash or stock, as the Company may elect. The agreement has a term ending on February 13, 2021 and continues thereafter on a year to year basis unless terminated by either party on 30 days’ notice. The chief scientific officer series on a part-time basis.

Director Compensation

During the year ended January 31, 2019, we issued 1,250 shares of common stock, valued at $37,000, based on the market price on the date of issuance, as compensation to each of our independent directors – Thomas Cooney, Michael Davidov, Michael Doron, Mark Hamilton, Stefan Mancas and Jay Moore.

Pension Benefits

We currently have no plans that provide for payments or other benefits at, following, or in connection with retirement of our officers.

Outstanding Equity Awards at Fiscal Year-End

There are no outstanding equity awards as of January 31, 2020.

PRINCIPAL STOCKHOLDERS

The following table provides information as to shares of common stock beneficially owned as of January 20, 2021, by:

●	Each director;

●	Each current officer named in the summary compensation table;

●	Each person owning of record or known by us, based on information provided to us by the persons named below, at least 5% of our common stock; and

●	All directors and officers as a group.

For purposes of the following table, “beneficial ownership” means the sole or shared power to vote, or to direct the voting of, a security, or sole or shared investment power with respect to a security, or any combination thereof, and the right to acquire such power (for example, through the exercise of warrants granted by us) within 60 days of April 10, 2020. At January 20, 2021, 6,256,772 shares of common stock were outstanding.

Name and Address[1] of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage
Gareth Sheridan	1,510,000	24.13%
Vitalie Botgros	455,000	7.27%
Serguei Melnik[2]	717,500	11.47%
Steven Damon	41,750	*
Sean Gallagher	33,572	*
Stefan Mancas	1,625	*
Mark Hamilton	1,250	*
Radu Bujoreanu	-	*
Dr. Jeff Patrick[3]	21,072	*
Patrick Ryan	2,500	*
All officers and directors as a group (12 individuals)[2,3]	2,402,522	38.40%

●	Less than One (1%) Percent.

[1]	The address is c/o Nutriband, Inc., 121 South Orange Ave., Suite 1500, Orlando, FL 32801.

[2]	Includes 100,000 shares owned by Mr. Melnik’s wife, as to which Mr. Melnik disclaims beneficial interest, and 100,000 shares owned by each of his two minor children.

[3]	Includes 21,072 shares owned by Strategic Pharmaceutical Consulting, with respect to which Dr. Jeff Patrick, chief scientific officer, has the power to vote and dispose of the shares.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

During the year ended January 31, 2020, Serguei Melnik, our chief financial officer, and Dr. Alan Smith, our chief operating officer, advanced us $33,317, of which $29,730 was repaid. As of January 31, 2020, the amounts due the officers was $29,067, which is non-interest bearing.

On January 31, 2020, we issued 8,572 shares to each of Sean Gallagher and to Strategic Pharmaceutical Consulting LLC, which is controlled by Jeff Patrick, for services rendered by Mr. Gallaher and Dr. Patrick valued at $120,000. These issuances were made pursuant to employment agreements with Mr. Gallagher and Dr. Patrick which provide for annual compensation of $60,000 and represented compensation for the years ended December 31, 2019 and 2018.

On January 5, 2021, the Company issued the following numbers of shares common stock to Company officers and members of its Board of Directors. All stock issuances were valued by the Board at $15.00 per share.

No. of Shares
Gareth Sheridan, CEO and Director	10,000
Sean Gallagher, Executive Chairman and Director	10,000
Serguei Melnik, Director	10,000
Michael Myer, President of Pocono Pharma and Director	5,000
Radu Bujoreanu, Director	12,500
Steven P. Damon, Director	10,000
Michael Doron, Director*	5,000
Mark Hamilton, Director	12,500
Stefan Mancass, Director	12,500
Vsevolod Grogore, Director	5,000
Patrick Ryan, Chief Technical Officer	5,000
Gerald Goodman, Chief Financial Officer	10,000
Alan Smith, Chief Operating Officer and President of 4P Therapeutics	6,825
Vitalie Botgros, Consultant	5,000
Thomas Cooney, Director*	6,000
Jay Moore, Director*	5,000

*	Former directors.

Director Independence

Five of our directors, Radu Bujoreanu, Steven P. Damon, Mark Hamilton, Stefan Mancas and Vsevolod Grigore e, are independent directors based on the NASDAQ definition of independent director.

DESCRIPTION OF SECURITIES

Capital Stock

Our authorized capital stock consists of 10,000,000 shares of preferred stock, par value $0.001 per share, none of which have been issued, and 250,000,000 shares of common stock, par value $0.001 per share, of which 6,256,772 shares have been issued. Holders of our common stock are entitled to equal voting rights, consisting of one vote per share on all matters submitted to a stockholder vote. Holders of common stock do not have cumulative voting rights. Therefore, holders of a majority of the shares of common stock can elect all of our directors. The presence, in person or by proxy duly authorized, of the holders of a majority of the outstanding shares of stock entitled to vote are necessary to constitute a quorum at any meeting of our stockholders. A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our articles of incorporation. In the event of liquidation, dissolution or winding up of our company, either voluntarily or involuntarily, each outstanding share of the common stock is entitled to share equally in our assets.

Holders of our common stock have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to our common stock. They are entitled to receive dividends when and as declared by our board of directors, out of funds legally available therefore. We have not paid cash dividends in the past and do not expect to pay any within the foreseeable future.

The board of directors has broad powers to create one or more series of preferred stock and to designate the voting powers, designations, preferences, limitations, restrictions and relative right of each series.

Warrants

The warrants are being issued pursuant to a warrant agent agreement between us and American Stock Transfer & Trust Company, LLC, as warrant agent. The following summary of certain terms and provisions of the warrants offered hereby is not complete and is subject to, and qualified in its entirety by, the provisions of the warrant agent agreement and the warrants, the forms of which have been filed as exhibits to the registration statement of which this prospectus is a part. Prospective investors should carefully review the terms and provisions of the warrant agent agreement and the warrant, for a complete description of the terms and conditions of the warrants.

Nevada Law Provisions Relating to Certain Transactions

Sections 78.378 through 78.3793 of the Nevada Revised Statutes contains voting limitations on certain acquisitions of control shares. Sections 78.411 through 78.444 contain restrictions of combinations with interested stockholders. The Nevada law defines an interested stockholder as a beneficial owner (directly or indirectly) of 10% or more of the voting power of the outstanding shares of the corporation. In addition, combinations with an interested stockholder remain prohibited for three years after the person became an interested stockholder unless (i) the transaction is approved by the board of directors or the holders of a majority of the outstanding shares not beneficially owned by the interested party, or (ii) the interested stockholder satisfies certain fair value requirements.

Limitation on liability of officers and directors

Nevada law provides that subject to certain very limited statutory exceptions, a director or officer is not individually liable to the corporation or its stockholders or creditors for any damages as a result of any act or failure to act in his or her capacity as a director or officer, unless it is proven that the act or failure to act constituted a breach of his or her fiduciary duties as a director or officer and such breach of those duties involved intentional misconduct, fraud or a knowing violation of law. The statutory standard of liability established by NRS Section 78.138 controls even if there is a provision in the corporation’s articles of incorporation unless a provision in the corporation’s articles of incorporation provides for greater individual liability.

Indemnification

Nevada law permits broad provisions for indemnification of officers and directors.

Our bylaws provide that each person who was or is made a party or is threatened to be made a party to or is involved (including, without limitation, as a witness) in any threatened, pending, or completed action, suit or proceeding, whether formal or informal, civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she is or was a director of or who is or was serving at our request as a director, officer, employee or agent of this or another corporation or of a partnership, joint venture, trust, other enterprise, or employee benefit plan (a “covered person”), whether the basis of such proceeding is alleged action in an official capacity as a covered person shall be indemnified and held harmless by us to the fullest extent permitted by applicable law, as then in effect, against all expense, liability and loss (including attorneys’ fees, costs, judgments, fines, ERISA excise taxes or penalties and amounts to be paid in settlement) reasonably incurred or suffered by such person in connection therewith, and such indemnification shall continue as to a person who ceased to be a covered person and shall inure to the benefit of his or her heirs, executors and administrators.

However, no indemnification shall be provided hereunder to any covered person to the extent that such indemnification would be prohibited by Nevada state law or other applicable law as then in effect, nor, with respect to proceedings seeking to enforce rights to indemnification, shall we indemnify any covered person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person except where such proceeding (or part thereof) was authorized by our board of directors, nor shall we indemnify any covered person who shall be adjudged in any action, suit or proceeding for which indemnification is sought, to be liable for any negligence or intentional misconduct in the performance of a duty.

SEC Policy on Indemnification for Securities Act liabilities

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent and Warrant Agent

The transfer agent for the common stock and warrant agent for the warrants is American Stock Transfer & Trust Company, LLC, 6201 15th Ave, Brooklyn, NY 11219, telephone (800) 937-5449.

SHARES ELIGIBLE FOR FUTURE SALE

Sale of Restricted Securities

Upon consummation of this offering, we will have          shares of common stock outstanding, assuming that all shares are sold. Of these shares, all shares sold in this offering will be freely tradable without further restriction or registration under the Securities Act, except that any shares purchased by our affiliates may generally only be sold in compliance with Rule 144, which is described below. Of the remaining outstanding shares, the shares beneficially owned by our officers and directors, will be deemed “restricted securities” under the Securities Act.

Rule 144

The shares of our common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act. Any shares of our common stock held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits our common stock that has been acquired by a person who is an affiliate of ours, or has been an affiliate of ours within the three months of the date of sale, to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

●	1% of the total number of shares of our common stock outstanding; or

●	the average weekly reported trading volume of our common stock for the four calendar weeks prior to the sale.

Such sales are also subject to specific manner of sale provisions, a six-month holding period requirement, notice requirements and the availability of current public information about us.

Approximately          shares of our common stock are eligible for sale under Rule 144. This number does not include the 1,200,000 shares held by the former stockholders of Advanced Health Brands that are subject to lock-up arrangements and which are the subject of litigation described under “Business — Legal Proceedings.”

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144.

UNDERWRITING

WallachBeth Capital, LLC (“WallachBeth Capital”) is acting as the representative of the underwriters and the book-running manager of this offering. Under the terms of an underwriting agreement, which is filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from us the respective number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares
WallachBeth Capital, LLC

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

●	the representations and warranties made by us to the underwriters are true;

●	there is no material change in our business or the financial markets; and

●	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

		Per Share	Total with no Over-Allotment	Total with Over-Allotment
Public offering price	$		$	$
Underwriting discount (8.0%)	$		$	$
Corporate finance fee (1.5%)(1)
Non-accountable expense allowance (1.7%)(2)	$		$	$
Proceeds, before expenses, to us	$		$	$

(1)	We have agreed to pay a non-accountable expense allowance to the representative equal to 1.7% of the gross proceeds received in this offering.
(2)	We have agreed to pay the representative a corporate finance fee equal to 1.5% of the gross proceeds received in this offering.

Option to Purchase Additional Shares

We have granted the underwriters an option exercisable for 45 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of          shares from us at the public offering price, less underwriting discounts and commissions and the non-accountable expense allowance payable to the underwriters. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s percentage underwriting commitment in this offering as indicated in the table at the beginning of this Underwriting Section.

Lock-Up Agreements

All of our directors, executive officers and principal shareholders have agreed that, for a period of 180 days after the date of this prospectus and subject to certain limited exceptions, we and they will not directly or indirectly, without the prior written consent of WallachBeth Capital, (i) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock, (ii) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of common stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common stock or other securities, in cash or otherwise, (iii) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible into or exercisable or exchangeable for common stock or any of our other securities, or (iv) publicly disclose the intention to do any of the foregoing.

WallachBeth Capital, in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release common stock and other securities from lock-up agreements, WestPark Capital will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

Underwriter’s Warrants

As additional compensation to the underwriters, upon consummation of this offering, we will issue to the underwriters or their designees warrants to purchase an aggregate number of shares of our common stock equal to 10.0% of the number of shares of common stock issued in this offering, at an exercise price per share equal to 120% of the initial public offering price (the “Underwriters’ Warrants”). The Underwriters’ Warrants may not be transferred, assigned or hypothecated for a period of six months from closing. The Underwriters’ Warrants will be exercisable, in whole or in part, commencing six months after closing and will expire on the fifth anniversary of closing. The Underwriter’s Warrants will contain provisions for one demand registration of the sale of the underlying shares of common stock at our expense, an additional demand registration at the warrant holders’ expense, and unlimited “piggyback” registration rights at our expense.

Right of First Refusal; Subsequent Transactions

Upon completion of this offering, in certain circumstances, we have granted the representative a right of first refusal, with certain exceptions, to co-manage our next public underwriting or private placement of debt or equity securities. This right of first refusal extends for 12 months from closing. The terms of any such engagement of WallachBeth Capital will be determined by separate agreement. For any transaction resulting from any agreement for a merger, acquisition, consolidation, or other business combination during the Term (a “Transaction”), WallachBeth Capital shall receive 1% of the consideration paid by us in the Transaction, paid in kind

Offering Price Determination

The actual offering price of the shares of our common stock we are offering will be negotiated between us and the underwriter based upon, among other things, the trading of our shares prior to the offering.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Consulting Agreement

On December 1, 2020, we entered into a six-month Consulting Agreement with WallachBeth Capital for the purpose of WallachBeth providing us with assistance in enhancing our market recognition, our prospects and the underlying value of our securities, among other things. As compensation for its services under the Consultant Agreement, WallachBeth Capital was issued 5,602 shares of our common stock.

Stabilization, Short Positions and Penalty Bids

The representative may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act:

●	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

●

A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

●	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

●

Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq Capital Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representative on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Listing on The Nasdaq Capital Market

We intend to file an application to have our common stock listed on The Nasdaq Capital Market under the symbol “NTRB” upon confirmation by the exchange that we have satisfied the initial listing criteria and such listing is a condition to closing.

Discretionary Sales

The underwriters have informed us that they do not expect to sell more than 5% of the common stock in the aggregate to accounts over which they exercise discretionary authority.

Other Relationships

Certain of the underwriters and their affiliates may in the future provide various investment banking, commercial banking and other financial services for us and our affiliates for which they may in the future receive customary fees.

WallachBeth Capital and certain of its officers and principals hold, collectively,          shares of our common stock, representing an aggregate          % of the outstanding shares of common stock immediately prior to this offering.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to prospective investors in the European Economic Area and the United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to prospective investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

LEGAL MATTERS

The validity of the issuance of the common stock offered by us in this offering will be passed upon for us Michael Paige Law, PLLC, Washington, D.C. Certain legal matters in connection with this offering will be passed upon for the underwriters by Carmel, Milazzo & Feil LLP, New York, New York.

EXPERTS

Our financial statements included in this prospectus as of January 31, 2020 and 2019 have been included in reliance on the reports of Sadler, Gibb & Associates, LLC, an independent registered public accounting firm, given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

The Securities and Exchange Commission maintains an Internet site which contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Commission at the address: www.sec.gov.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

NUTRIBAND INC.

January 31, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Nutriband Inc.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Nutriband Inc. (“the Company”) as of January 31, 2020 and 2019, the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for each of the years in the two-year period ended January 31, 2020 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of January 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the two-year period ended January 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has limited revenues. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Sadler, Gibb & Associates, LLC

We have served as the Company’s auditor since 2016.

Salt Lake City, UT

April 13, 2020

NUTRIBAND INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	January 31,
	2020	2019
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$10,181	$474,653
Accounts receivable	12,833	13,088
Prepaid expenses	20,167	102,725
Total Current Assets	43,181	590,466

PROPERTY & EQUIPMENT-net	111,029	146,147

OTHER ASSETS:
Goodwill	1,719,235	1,719,235
Right of use operating lease asset-net	9,610	-
Intangible assets-net	314,700	351,770

TOTAL ASSETS	$2,197,755	$2,807,618

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$771,931	$291,781
Customer deposits	-	71,225
Operating lease liability	10,050	-
Derivative liability	928,774	-
Notes payable-related party	29,067	-
Notes payable	215,000	40,000
Convertible debt- net of debt discount of $202,500 and $-0- as of January 31, 2020 and 2019, respectively	67,500	-
Total Current Liabilities	2,022,322	403,006

Commitments and Contingencies	-	-

STOCKHOLDERS’ EQUITY:
Preferred stock, $.001 par value, 10,000,000 shares authorized, -0- outstanding	-	-
Common stock, $.001 par value, 250,000,000 shares and 25,000,000 shares authorized; 5,441,100 and 5,423,956 shares issued and outstanding at January 31, 2020 and 2019, respectively	5,441	5,424
Additional paid-in-capital	9,072,573	8,579,890
Accumulated other comprehensive loss	(304)	(52)
Accumulated deficit	(8,902,277)	(6,180,650)
Total Stockholders’ Equity	175,433	2,404,612

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,197,755	$2,807,618

See notes to consolidated financial statements

NUTRIBAND INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ended January 31,
	2020	2019
Revenue	$370,647	$245,285

Costs and expenses:
Cost of revenues	549,107	288,301
Selling, general and administrative expenses	1,790,980	3,288,224
Total Operating Costs and Expenses	2,340,087	3,576,525

Loss from operations	(1,969,440)	(3,331,240)

Other income (expense)
Derivative expense	(767,650)	-
Gain on change in fair value of derivative	88,876	-
Interest expense	(73,413)	-
Total other income (expense)	(752,187)	-

Loss from operations before provision for income taxes	(2,721,627)	(3,331,240)

Provision for income taxes	-	-

Net loss	$(2,721,627)	$(3,331,240)

Net loss per share of common stock-basic and diluted	$(0.50)	$(0.62)

Weighted average shares of common stock outstanding - basic and diluted	5,423,956	5,352,321

Other Comprehensive Loss:

Net loss	$(2,721,627)	$(3,331,240)

Foreign currency translation adjustment	(252)	394

Total Comprehensive Loss	$(2,721,879)	$(3,330,846)

See notes to consolidated financial statements

NUTRIBAND INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

		Common Stock		Additional	Accumulated Other
	Total	Number of shares	Amount	Paid In Capital	Comprehensive Income(Loss)	Accumulated Deficit
Balance, February 1, 2018	$121,508	5,219,275	$5,219	$2,966,145	$(446)	$(2,849,410)

Issuance of common stock for services	1,763,950	80,500	81	1,763,869	-	-

Sale of common stock for cash	1,500,000	80,431	80	1,499,920	-	-

Common stock issued on the exercise of warrants	500,000	31,250	31	499,969	-	-

Cancellation of common stock	-	(50,000)	(50)	50	-	-

Common stock issued for acquisition	1,850,000	62,500	63	1,849,937	-	-

Foreign currency translation adjustment	394	-	-	-	394	-

Net loss for the year ended January 31, 2019	(3,331,240)	-	-	-	-	(3,331,240)

Balance, January 31, 2019	2,404,612	5,423,956	5,424	8,579,890	(52)	(6,180,650)

Issuance of warrants for services	252,700	-	-	252,700	-	-

Issuance of common stock for accounts payable	240,000	17,144	17	239,983	-	-

Net loss for the year ended January 31, 2020	(2,721,627)	-	-	-	-	(2,721,627)

Foreign currency translation adjustment	(252)	-	-	-	(252)	-

Balance, January 31, 2020	$175,433	5,441,100	$5,441	$9,072,573	$(304)	$(8,902,277)

See notes to consolidated financial statements

NUTRIBAND INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended January 31,
	2020	2019
Cash flows from operating activities:
Net loss	$(2,721,627)	$(3,331,240)
Adjustments to reconcile net loss to net cash used in operating activities:
Expenses paid on behalf of the Company by related party	23,817	24,300
Depreciation and amortization	72,188	37,011
Derivative expense	767,650	-
Gain on change in fair value of derivative	(88,876)	-
Amortization of debt discount	67,500	-
Amortization of right of use asset	19,217	-
Stock-based compensation	252,700	1,763,950
Changes in operating assets and liabilities:
Accounts receivable	255	(12,825)
Prepaid expenses	82,558	57,778
Inventories	-	4,133
Customer deposits	(71,225)	71,225
Operating lease liability	(18,777)	-
Accounts payable and accrued expenses	720,150	280,202
Net Cash Used In Operating Activities	(894,470)	(1,105,466)
Cash flows from investing activities:
Payment on acquisition	-	(400,000)
Purchase of equipment	-	(4,163)
Net Cash Used in Investing Activities	-	(404,163)
Cash flows from financing activities:
Payment of bank overdraft	-	(762)
Proceeds from sale of common stock	-	1,500,000
Proceeds from exercise of warrants	-	500,000
Proceeds from notes payable	175,000	25,000
Proceeds from convertible debt	250,000	-
Payment of notes payable	-	(1,820)
Proceeds from related parties	34,980	2,500
Payment of related party payables	(29,730)	(41,030)
Net Cash Provided by Financing Activities	430,250	1,983,888
Effect of exchange rate on cash	(252)	394
Net change in cash	(464,472)	474,653
Cash and cash equivalents - Beginning of period	474,653	-
Cash and cash equivalents - End of period	$10,181	$474,653
Supplementary information:
Cash paid for:
Interest	$-	$-
Income taxes	$-	$-
Supplemental disclosure of non-cash investing and financing activities
Common stock to be issued for services	$-	$1,763,950
Adoption of ASC 842 Operating lease asset and liability	$28,827	$-
Debt discount on convertible notes	$270,000	$-
Common issued for services	$240,000	$-
Details of Acquisition:
Assets purchased
Equipment	$-	$160,065
Intangible Asset	-	2,089,935
	-	2,250,000
Liabilities assumed	-	-
Net assets purchased	-	2,250,000
Common stock issued	-	(1,850,000)
Cash paid	$-	$400,000

See notes to consolidated financial statements

NUTRIBAND INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED JANUARY 31, 2020 AND 2019

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Nutriband Inc. (the “Company”) is a Nevada corporation, incorporated on January 4, 2016. In January 2016, the Company acquired Nutriband Ltd, an Irish company which was formed by the Company’s chief executive officer in 2012 to enter the health and wellness market by marketing transdermal patches. References to the Company relate to the Company and its subsidiaries unless the context indicates otherwise.

On August 1, 2018, the Company acquired 4P Therapeutics LLC (“4P Therapeutics”) for $2,250,000, consisting of 250,000 shares of common stock, valued at $1,850,000, and $400,000, and a royalty of 6% on all revenue generated by the Company from the abuse deterrent intellectual property that had been developed by 4P Therapeutics payable to the former owner of 4P Therapeutics. The former owner of 4P Therapeutics has been a director of the Company since April 2018, when the Company entered into an agreement to acquire 4P Therapeutics.

4P Therapeutics is engaged in the development of a series of transdermal pharmaceutical products, that are in the preclinical stage of development. Prior to the acquisition of 4P Therapeutics, the Company’s business was the development and marketing of a range of transdermal consumer patches. Most of these products are considered drugs in the United States and cannot be marketed in the United States without approval by the Food and Drug Administration (the “FDA”). The Company is not presently taking any steps to seek FDA approval of its consumer transdermal products and its consumer products are not being marketed in the United States.

With the acquisition of 4P Therapeutics, 4P Therapeutics’ drug development business became the Company’s principal business. The Company’s approach is to use generic drugs that are off patent and incorporate them into the Company’s transdermal drug delivery system. Although these medications have received FDA approval in oral or injectable form, the Company needs to conduct a transdermal product development program which will include the preclinical and clinical trials that are necessary to receive FDA approval before we can market any of our pharmaceutical products.

Reverse Stock Split

On June 25, 2019, the Company effected one-for-four reverse split, pursuant to which each share of common stock became and was converted into 0.25 share of common stock. The reverse split became effective in the marketplace on July 24, 2019. All share and per share information in these financial statements retroactively reflect the reverse split.

Going Concern

The Company’s consolidated financial statements for the year ended January 31, 2020 have been prepared on a going concern basis which contemplates the realization of assets and settlement of liabilities in the normal course of business. The Company did not generate any revenue prior to the quarter ended October 31, 2018. For the year ended January 31, 2020, the Company generated revenue of $370,647 on which it recorded cost of revenues of $549,107 and a loss from operations of $1,969,440. Subsequent to January 31, 2020, because of the lack of available cash and the decline in business resulting in part from the effects of the COVID-19 pandemic, the Company has temporarily closed its operations, and does not expect that it will be able to commence operations until it received substantial funding. Successful business operations and its transition to attaining profitability are dependent upon obtaining additional financing and achieving a level of revenue to support its cost structure, developing its products and obtaining FDA approval to market any product it develops and implementing a marketing program for such products. These factors raise substantial doubt about ability of the Company to continue as a going concern for a period of at least one year from the date of issuance of these financial statements. Without such financing, the Company may not be able to continue in business. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements of the Company include the Company and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated. The operations of 4P Therapeutics are included in the Company’s financial statements from the date of acquisition of August 1, 2018.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates including, but not limited to, those related to such items as income tax exposures, accruals, depreciable/useful lives, allowance for doubtful accounts and valuation allowances. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents include short-term investments in money-market funds and certificate of deposits with an original maturity of three months or less when purchased.

Foreign Currency Translation

The functional currency of the Company’s Irish subsidiary is the Euro. The assets and liabilities of the subsidiary are translated into US dollars using the prevailing exchange rate as of the balance sheet date and income and expenses are translated into US dollars using the average exchange rate during the reporting period. Translation adjustments are recorded in other comprehensive income (loss).

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which amends the accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled when products are transferred to a customer. The Company adopted the guidance under the new revenue standards using the modified retrospective method effective February 1, 2018 and determined no cumulative effect adjusted to retained earnings was necessary upon adoption. Topic 606 requires the Company to recognize revenues when control of the promised goods or services and receipt of payment is probable. The Company recognizes revenue based on the five criteria for revenue recognition established under Topic 606: 1) identify the contract, 2) identify separate performance obligations, 3) determine the transaction price, 4) allocate the transaction price among the performance obligations, and 5) recognize revenue as the performance obligations are satisfied.

Revenue Types

The following is a description of the Company’s revenue types, which include professional services and sale of consumer products:

●	Professional services include the contract of research and development related services with the Company’s clients in the life sciences field on an as-needed basis. Deliverables primarily consist of detailed findings and conclusion reports provided to the client for each given research project engaged.

●	Sales revenues are derived from the sale of the Company’s consumer products. Upon the reception of a purchase order, we have the order filled and shipped.

Contracts with Customers

A contract with a customer exists when (i) we enter into an enforceable contract with a customer that defines each party’s rights regarding the goods or services to be transferred and identifies the payment terms related to these goods or services, (ii) the contract has commercial substance and, (iii) we determine that collection of substantially all consideration for services that are transferred is probable based on the customer’s intent and ability to pay the promised consideration.

Performance Obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the unit of account in the new revenue standard. The contract transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. For the Company’s different revenue service types, the performance obligation is satisfied at different times. The Company’s performance obligations include providing products and professional services in the area of research. The Company recognizes product revenue performance obligations in most cases when the product has shipped to the customer. When we perform professional service work, we recognize revenue when we have the right to invoice the customer for the work completed, which typically occurs on a monthly basis for the work performed during that month.

All revenue recognized in the income statement is considered to be revenue from contracts with customers.

Disaggregation of Revenues

The Company disaggregates its revenue from contracts with customers by service type and by geographical location. See the tables:

	Years Ended January 31,
	2020	2019
Revenue by service type
Sale of goods	$124,958	$49,000
Services	245,679	196,285
Total	$370,637	$245,285

	Years Ended January 31,
	2020	2019
Revenue by geographical location
United States	$245,679	$196,285
Non-United States	124,958	49,000
Total	$370,637	$245,285

Accounts receivable

Trade accounts receivable are recorded at the net invoice value and are not interest bearing. The Company maintains allowances for doubtful accounts for estimated losses from the inability of its customers to make required payments. The Company determines its allowances by both specific identification of customer accounts where appropriate and the application of historical loss to non-specific accounts. For the years ended January 31, 2020 and 2019, the Company recorded no bad debt expense and no allowance for doubtful accounts related to accounts receivable.

Inventories

Inventories are valued at the lower of cost and realizable value determined using the first-in, first-out (FIFO) method. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. The cost of finished goods and work in progress is comprised of material costs, direct labor costs and other direct costs and related production overheads (based on normal operating capacity).

Property, Plant and Equipment

Property and equipment represent an important component of the Company’s assets. The Company depreciates its plant and equipment on a straight-line basis over the estimated useful life of the assets. Property, plant and equipment is stated at historical cost. Expenditures for minor repairs, maintenance and replacement parts which do not increase the useful lives of the assets are charged to expense as incurred. All major additions and improvements are capitalized. Depreciation is computed using the straight-line method. The lives over which the fixed assets are depreciated range from 3 to 5 years as follows:

Lab Equipment	5 years
Furniture, fixtures and equipment	3 years

Intangible Assets

Intangible assets include trademarks, intellectual property and customer base acquired through business combinations. The Company accounts for Other Intangible Assets under the guidance of ASC 350, “Intangibles-Goodwill and Other.” The Company capitalizes certain costs related to patent technology. A substantial component of the purchase price related to the Company’s acquisition has also been assigned to intellectual property and other intangibles. Under the guidance, other intangible assets with definite lives are amortized over their estimated useful lives. Intangible assets with indefinite lives are tested annually for impairment. Trademarks, intellectual property and customer base are being amortized over their estimated useful lives of ten years.

Goodwill

Goodwill represents the difference between the total purchase price and the fair value of assets (tangible and intangible) and liabilities at the date of acquisition. Goodwill is reviewed for impairment annually on January 31, and more frequently as circumstances warrant, and written down only in the period in which the recorded value of such assets exceed their fair value. The Company does not amortize goodwill in accordance with ASC 350.

Long-lived Assets

Management reviews long-lived assets for potential impairment whenever significant events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment exists when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the estimated undiscounted cash flows expected to result from the use and eventual disposition of the asset. If an impairment exists, the resulting write-down would be the difference between fair market value of the long-lived asset and the related net book value.

Stock-Based Compensation

ASC 718, “Compensation - Stock Compensation,” prescribes accounting and reporting standards for all share-based payment transactions in which employee services, and, since February 1, 2019, non-employees, are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period). As of February 1, 2019, pursuant to ASC 2018-07, ASC 718 was applied to stock-based compensation for both employees and non-employees.

Business Combinations

The Company recognizes the assets acquired, the liabilities assumed, and any non-controlling interest in the acquired entity at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the accounting literature. In accordance with this guidance, acquisition-related costs, including restructuring costs, must be recognized separately from the acquisition and will generally be expensed as incurred. That replaces the cost-allocation process detailed in previous accounting literature, which required the cost of an acquisition to be allocated to the individual assets acquired and liabilities assumed based on their estimated fair value.

Leases

In February 2016, the FASB issued ASU 2016-02, “Leases” (Topic 842), to provide a new comprehensive model for lease accounting under this guidance, lessees and lessors should apply a “right-of-use” model in accounting for all leases (including subleases) and eliminate the concept of operating leases and off-balance-sheet leases. Recognition, measurement and presentation of expenses will depend on classification as a finance or operating lease. Similar modifications have been made to lessor accounting in-line with revenue recognition guidance.

The Company adopted ASU 2016-02 as amended effective February 1, 2019 using the modified retrospective approach. In connection with the adoption, the Company elected to utilize the Comparative Under 840 Option whereby the Company will continue to present prior period financial statements and disclosures under ASC 840. In addition, the Company elected the transition package of three practical expedients permitted under the standard, which eliminates the requirements to reassess prior conclusions about lease identification, lease classification and initial direct costs. The Company completed the necessary changes to its accounting policies, processes, disclosure and internal control over financial reporting.

Adoption of the new standard resulted in the recording of right-to-use assets in the amount of $28,827 and lease liabilities related to operating leases in the amount of $28,827 on the Company’s consolidated balance sheet as of February 1, 2019. See Note 11, Leases, for Topic 842 disclosures in connection with the adoption of ASU 2016-02.

Research and Development

Research and developments costs are expensed as incurred.

Income Taxes

Taxes are calculated in accordance with taxation principles currently effective in the United States and Ireland.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records net deferred tax assets to the extent they believe these assets will more-likely-than-not be realized. In making such determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations. In the event the Company was to determine that it would be able to realize its deferred income tax assets in the future in excess of its net recorded amount, the Company would make an adjustment to the valuation allowance which would reduce the provision for income taxes.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash.

The Company’s cash and cash equivalents are concentrated primarily in banks. At times, such deposits could be in excess of insured limits. Management believes that the financial institutions that hold the Company’s financial instruments are financially sound and, accordingly, minimal credit risk is believed to exist with respect to these financial instruments. As of and for the years ended January 31, 2020 and 2019, three customers accounted for 100% of the Company’s revenues and two customers accounted for 100% of accounts receivable.

Earnings Per Share

Basic earnings per share of common stock is computed by dividing net earnings by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed by dividing net earnings by the weighted average number of shares of common stock and potential shares of common stock outstanding during the period. Potential shares of common stock consist of outstanding common stock purchase warrants. For the years ended January 31, 2020 and 2019 there were 83,116 and 182,500 potential shares of common stock that were not included in the calculation of diluted earnings per share as their effect would be anti-dilutive.

Fair Value Measurements

FASB ASC 820, “Fair Value Measurements and Disclosure” (“ASC 820”), defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes three levels of inputs that may be to measure fair value.

The Company utilizes the accounting guidance for fair value measurements and disclosures for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis during the reporting period. The fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based upon the best use of the asset or liability at the measurement date. The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability. ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers are defined as follows:

Level 1 -	Observable inputs such as quoted market prices in active markets.

Level 2 -	Inputs other than quoted prices in active markets that are either directly or indirectly observable.

Level 3 -	Unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The carrying value of the Company’s financial instruments including cash and cash equivalents, accounts receivable, prepaid expenses, and accrued expenses approximate their fair value due to the short maturities of these financial instruments.

Derivative liabilities are determined based on “Level 3” inputs, which are significant and unobservable and have the lowest priority. The recorded values of all other financial instruments approximate their current fair value because of their nature and respective short maturity dates or durations.

The Company’s financial assets and liabilities carried at fair value measured on a recurring basis as of January 31, 2020, consisted of the following:

	Total fair value at January 31, 2020	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant other unobservable inputs (Level 3)
	$	$	$	$
Description:
Derivative liability (1)	928,774	-	-	928,774
Total	928,774	-	-	928,774

(1)	The Company has estimated the fair value of this liability using the Monte Carlo Model.

Derivative Liabilities

The Company accounts for derivative instruments in accordance with ASC Topic 815, “Derivatives and Hedging” and all derivative instruments are reflected as either assets or liabilities at fair value on the balance sheet. The Company uses estimates at fair value to value its derivative instruments. Fair value is defined as the price to sell an asset or transfer a liability in an orderly transaction between willing and able market participants. In general, the Company’s policy in estimating fair values is to first look at observable market prices for identical assets and liabilities in active markets, when available. When these are not available, other inputs are used to model fair value such as prices of similar instruments, yield curves, volatilities, prepayment speeds, default rates and credit spreads, relying first on observable data from active markets. Depending on the availability of observable inputs and prices, different valuation models could produce materially different fair value estimates. The value presented may not represent future fair values and may not be reliable. The Company categorizes its fair value estimates in accordance with ASC 820 based on the hierarchical framework associated with the three levels of price transparency utilized in measuring financial instruments at fair value as discussed above. As of January 31, 2020, the Company had a $928,774 derivative liability.

Fair value estimates are made at a specific point in time, based on relevant market information about the financial statement. These estimates are subjective in nature and involve uncertainties and matter of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Recent Accounting Standards

In June 2018, the FASB issued ASU 2018-07, Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which simplifies the accounting for nonemployee share-based payment transactions by expanding the scope of ASC Topic 718, Compensation - Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. Under the new standard, most of the guidance on stock compensation payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. This standard became effective for us on February 1, 2019. The adoption of this standard did not have a material impact on our consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, “Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement.” ASU 2018-13 modifies the fair value measurements disclosures with the primary focus to improve effectiveness of disclosures in the notes to the financial statements that is most important to the users. The new guidance modifies the required disclosures related to the valuation techniques and inputs used, uncertainty in measurement, and changes in measurements applied. ASU 2018-13 will be effective for the Company for its fiscal year beginning after December 15, 2019 and each quarterly period thereafter. Early adoption is permitted. The Company is currently assessing the impact this new guidance may have on the Company’s consolidated financial statements and footnote disclosures.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is intended to simplify various aspects related to accounting for income taxes. This ASU removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. We are currently assessing the impact of this standard on our combined financial statements.

In January 2017, the FASB issued ASU 2017-04, “Simplifying the Test for Goodwill Impairment,” which removes Step 2 from the goodwill impairment test and replaces the qualitative assessment. Impairment will be measured using the difference between the carrying amount and the fair value of the reporting unit. Under this revised guidance, failing Step 1 will always result in a goodwill impairment. The amendments in this update should be applied prospectively for annual and interim periods in fiscal years beginning after December 15, 2019. The Company early adopted ASU 2018-07 on February 1, 2019. The Company’s adoption of ASU 2018-07 has had no impact on its consolidated financial statements or disclosures.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. ASU No. 2017-01 clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of a business or as acquisitions (or disposals) of assets. ASU No. 2017-01 is effective for annual periods beginning after December 15, 2018, with early adoption permitted under certain circumstances. The amendments of ASU No. 2017-01 were adopted by the Company effective February 1, 2019. The adoption of this standard had no impact on our consolidated financial position or results of operations.

The Company has reviewed all other FASB-issued ASU accounting pronouncements and interpretations thereof that have effective dates during the period reported and in future periods. The Company has carefully considered the new pronouncements that alter previous GAAP and does not believe that any new or modified principles will have a material impact on the company’s reported financial position or operations in the near term. The applicability of any standard is subject to the formal review of the Company’s financial management and certain standards are under consideration.

2.	PROPERTY AND EQUIPMENT

	January 31,
	2020	2019
Lab equipment	$144,585	$144,585
Furniture, fixtures and equipment	19,643	19,643
	164,228	164,228
Less: Accumulated depreciation	(53,199)	(18,081)
Net Property and Equipment	$111,029	$146,147

Depreciation expense amounted to $35,118 and $18,081 for the years ended January 31, 2020 and 2019, respectively.

3.	INCOME TAXES

The Company adopted the provisions of ASC 740, “Income Taxes, (“ASC 740”). As a result of the implementation of ASC 740, the Company recognized no adjustment in the net liability for unrecognized income tax benefits. The Company believes there are no potential uncertain tax positions and all tax returns are correct as filed. Should the Company recognize a liability for uncertain tax positions, the Company will separately recognize the liability for uncertain tax positions on its balance sheet. Included in any liability or uncertain tax positions, the Company will also setup a liability for interest and penalties. The Company’s policy is to recognize interest and penalties related to uncertain tax positions as a component of the current provision for income taxes.

There is no U.S. tax provision due to losses from U.S. operations for the years ended January 31, 2020 and 2019. Deferred income taxes are provided for the temporary differences between the financial reporting and tax basis of the Company’s assets and liabilities. The principal item giving rise to deferred taxes is the net operating loss carryforward in the U.S. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The Company has set up a valuation allowance for losses for certain carryforwards that it believes may not be realized.

The provision for income taxes consist of the following:

Years Ended January 31,
	2020	2019
Current
Federal	$-	$-
Foreign	-	-

Deferred
Federal	-	-
Foreign	-	-
	$-	$-

A reconciliation of taxes on income computed at the federal statutory rate to amounts provided is as follows:

	Years Ended January 31,
	2020	2019
Book loss from operations	$(571,542)	$(699,560)
Common stock issued for services	52,931	370,430
Impairment expense	-	-
Unused operating losses	518,611	329,130
Income tax expense	$-	$-

As of January 31, 2020, the Company recorded a deferred tax asset associated with a net operating loss (“NOL”) carryforward of approximately $4,340,328 that was fully offset by a valuation allowance due to the determination that it was more likely than not that the Company would be unable to utilize those benefits in the foreseeable future. The Company’s NOL expires in 2037. The valuation allowance increased by approximately $581,000 during the year ended January 31, 2020. On December 22, 2017, the Tax Cuts and Jobs Act (the “Tax Act”) significantly revised U.S. corporate income tax law by, among other things, reducing the corporate rate from 34% to 21%. Because the Company recognizes a valuation allowance for the entire balance, there is no net impact to the Company’s balance sheet or results of operations.

The types of temporary differences between tax basis of assets and liabilities and their financial reporting amounts that give rise to the deferred tax liability and deferred tax asset and their approximate tax effects are as follows:

	January 31,
	2020	2019
Net operating loss carry forwards (expire through 2037)	$(688,858)	$(170,247)
Stock issued for services	(436,904)	(383,973)
Intangible impairment expense	(525,000)	(525,000)
Valuation allowance	1,650,762	1,079,220
Net deferred taxes	$-	$-

4.	NOTES PAYABLE/CONVERTIBLE DEBT

On September 12, 2017, the Company borrowed $15,000 on an interest-free basis from a minority stockholder. In April 2018, the Company borrowed an additional $25,000 from the minority stockholder. During 2019, the Company borrowed an additional $175,000. The loans are interest free and due upon demand. The balance due on such loans was $215,000 on January 31, 2020, and $40,000 on January 31, 2019, which is included in notes payable.

During the year ended January 31, 2019, the Company’s chief financial officer and chief operating officer advanced the Company $34,980, paid $23,817 expenses on behalf of the Company, of which $29,730 was repaid as of January 31, 2020. The balance due to the officers as of January 31, 2020 was $29,067.

On October 30, 2019, the Company entered into a securities purchase agreement with two investors pursuant to which the Company issued to the investors (i) 6% one-year convertible promissory notes in the principal amount of $270,000 and (ii) three-year warrant to purchase 50,000 shares of common stock at an exercise price equal to the lesser of (i) $20.90 or (ii) if the Company completes a public offering, 110% of the initial public offering price of the common stock in the public offering. The loans contained an original issue discount of $20,000 resulting in gross cash proceeds from this financing were of $250,000.

The notes are convertible at a conversion price equal to the lesser of (i) the per share price of common stock offered in a public offering or (ii) the variable conversion price, which is defined as 70% of the lowest trading price of the common stock during the 20 trading days preceding the date of conversion. The conversion price and the percentage of the trading price is subject to downward adjustment in the event the Company fails to comply with the obligations under the notes. The Company has the right to prepay the notes during the 180 days following the issuance of the notes at a premium of 115% of the outstanding principal and interest during the 60 days following the date of issuance of the note, which percentage increases to 125% during the remainder of the 180 day period. The Company is required to pay the notes one business day after the closing of the first to occur of (a) the next public offering of the Company’s securities or (b) the next private placement of the Company’s equity or debt securities in which the Borrower received net proceeds of at least $1.0 million, (c) issuance of securities pursuant to an equity line of credit or (d) a financing with a bank or other institutional lender.

The embedded conversion option qualified for derivative accounting and bifurcation of under ASC 815-15 Derivatives and Hedging. The initial fair value of the conversion feature was $128,870 and the fair value of the warrants issued in connection with the notes were valued at $888,780 and were recorded based on their relative fair values. A debt discount to the note payables of $270,000 and an initial derivative expense of $767,650 was recorded.

The debt discount will be amortized over the life of the note. Amortization of debt discount for the year ended January was $67,500. As of January 31, 2020, the debt discount remaining was $202,500.

Interest expense for the year ended January 31, 2020 including the amortization of the debt discount was $71,550.

In March 2020, the Company repaid the $270,000 convertible debt and recorded a loss on the extinguishment of debt of $69,132.

5.	ACQUISITION OF BUSINESS

On August 1, 2018, the Company acquired 100% of the membership interests of 4P Therapeutics, pursuant to an agreement dated April 5, 2018, for $2,250,000, consisting of 250,000 shares of common stock, valued at $1,850,000, and $400,000, and a royalty of 6% on all revenue generated by us from the abuse deterrent intellectual property that had been developed by 4P Therapeutics payable to the former owner of 4P Therapeutics. The primary purpose of the acquisition is to acquire the intellectual property of 4P Therapeutics and complete the development and seek FDA approval, initially for 4P Therapeutics’ lead product, its abuse deterrent fentanyl transdermal system, which is in the development stage. Acquisition costs, which were minimal, have been expensed as incurred in accordance with ASC 350.

Details of the net assets acquired are as follows:

Fair Value Recognized On Acquisition
Equipment	$160,065
Customer base	136,500
Intellectual Property	191,900
Trademark	42,300
Goodwill	1,719,235
Net assets acquired	$2,250,000
Satisfied by:
Common stock issued	(1,850,000)
Cash outflows on acquisition	$(400,000)

The following unaudited pro forma condensed financial information presents the combined results of operations of the Company and 4P Therapeutics as if the acquisition occurred as of the beginning of the year ended January 31, 2019. The unaudited pro forma condensed financial information is not intended to represent or be indicative of the consolidated results of operations of the Company that would have been reported had the acquisition occurred at the beginning of the prior year period presented and should not be taken as being representation of the future consolidated results of operations of the Company. The pro forma results for the year ended January 31, 2020 are not included in the table below because the operating results 4P Therapeutics were included in our consolidated of operations and comprehensive income.

	2019
	As Reported	Pro Forma
Net revenue	$245,285	$577,149
Net loss	(3,331,240)	(3,307,614)
Loss per common share - basic and diluted	$(0.16)	$(0.16)

6.	INTANGIBLE ASSETS AND GOODWILL

At January 31, 2020 and 2019, intangible assets consisted of intellectual property, customer base and trademarks, net of amortization, as follows:

	January 31,
	2020	2019
Customer base	$136,500	$136,500
Intellectual property	234,200	234,200
Goodwill	1,719,235	1,719,235
Total	2,089,935	2,089,935
Less: Accumulated amortization	(56,000)	(18,930)
Net Intangible Assets	$2,033,935	$2,071,005

The value of the intangible assets, consisting of intellectual property and customer base has been recorded at their fair value by the Company after completing a valuation and are being amortized over a period of ten years. Amortization expense for the years ended January 31, 2020 and 2019 was $37,070 and $18,930, respectively.

No value has been given to the potential royalty payable to the former owner since the royalty is contingent upon the Company generating revenue from any source and there is no marketable product and there are material uncertainties, including the need for FDA approval, as to whether or when any revenue will be generated from the intellectual property subject to the royalty. If any royalties are paid to the former owner of 4P Therapeutics, the royalties will be expensed as incurred and treated as an operating expense.

	January 31,
	2020	2019
Intellectual property	$234,200	$234,200
Accumulated amortization	(35,525)	(12,105)
Book value	$198,675	$222,095

Customer base	$136,500	$136,500
Accumulated amortization	(20,475)	(6,825)
Book value	$116,025	$129,675
Total Intangible Assets, Net	$314,700	$351,770

Estimated Amortization:

	Trademarks and Intellectual Property	Customer Base	Total
Year Ended January 31,
2021	$23,420	$13,650	$37,070
2022	$23,420	$13,650	37,070
2023	$23,420	$13,650	37,070
2024	$23,420	$13,650	37,070
2025	$23,420	$13,650	37,070
Thereafter	$81,525	$47,775	129,350

7.	DERIVATIVE LIABILITIES

The embedded conversion option of the convertible debentures described in Note 4 contain conversion features that qualify for embedded derivative classification. The fair value of the liabilities will be re-measured at the end of every reporting period and the change in fair value will be reported in the statement of operations as a gain or loss on derivative financial instruments.

The table below sets forth a summary in the fair value of the Company’s Level 3 financial liabilities:

Original discount limited to proceeds of notes	$250,000
Fair value of derivative liabilities in excess of notes proceeds received	767,650
Change in value of embedded conversion option	(88,876)
$928,774

The Company uses Level 3 inputs for its valuation methodology for the embedded conversion option and warrant liabilities as their fair value were determined by using the Monte Carlo Model based on various assumptions.

At issuance, the expected volatility was 158.3%; risk-free interest rate of 1.58%; and expected term of one year. For the revaluation at January 31, 2020, the expected volatility was 184.4%; risk-free rate of return of 1.43%; and expected term of nine months.

8.	RELATED PARTY TRANSACTIONS

a)	An interest-free advance from the mother of the chief executive officer was $10,230 at January 31, 2018. The advance was repaid in full May 2018.

b)	The chief financial officer made payments on behalf of the Company during the year ended January 31, 2019 in the total amount of $34,800, all of which was repaid in May 2018. During the year ended January 31, 2020, the Company’s chief financial officer and chief operating officer advanced the Company $34,980, paid expenses on behalf of the Company of $23,817, of which $29,730 was repaid. As of January 31, 2020, the amounts due the officers were $29,067 which is non-interest bearing.

c)	The former owner of 4P Therapeutics has been a director of the Company since April 2018, when the Company entered into an agreement to acquire 4P Therapeutics. See Note 6 in connection with the terms of the acquisition of 4P Therapeutics from the former owner and the royalty payable to the former. The former owner was not a director of the Company when the acquisition agreement was signed.

d)	During the year ended January 31, 2019, the Company issued 210,000 shares of common stock, valued at $967,500, to executives of the Company based on the market price of the common stock on the date of issuance and (ii) 5,000 shares of common stock to each of the Company’s six independent directors for a total of 30,000 shares valued at $222,000, based on the market price on the date of issuance.

e)	On February 19, 2019, the Company granted an executive officer an option to purchased 25,000 shares of the Company’s common stock at an exercise price equal to 75% of the market price on the date the Company receives notice of exercise. The fair value of the warrant on the date of grant using the Black Scholes model was $252,700 and was expensed during the year ended January 31, 2020. The warrant expired unexercised on May 19, 2019.

f)	On January 31, 2020, the Company issued 8,572 shares common stock to each of its president, who is also a director, and to a limited liability company controlled by the Company’s chief scientific officer for accrued salaries valued at $120,000. These issuances were made pursuant to employment agreements with the president and chief scientific officer which provide for annual compensation of $60,000 and represented compensation for the years ended January 31, 2020 and 2019.

9.	STOCKHOLDERS’ EQUITY

Preferred Stock

On January 15, 2016, the board of directors of the company approved a certificate of amendment to the articles of incorporation and changed the authorized capital stock of the Company to include and authorize 10,000,000 shares of Preferred Stock, par value $0.001 per share.

On May 24, 2019, the Board of Directors created a series of preferred stock consisting of 2,500,000 shares designated as the Series A Convertible Preferred Stock (“Series A Preferred Stock”). On June 20, 2019, the Series A preferred Stock was terminated and the 2,500,000 shares were restored to the status of authorized but unissued shares of Preferred Stock, without designation as to series, until such stock is once more designated as part of a particular series by the Board of Directors.

Common Stock

On June 25, 2019, the Company effected a one-for-four reverse split, pursuant to which each share of common stock became converted into 0.25 shares of common stock, and the Company decreased its authorized common stock from 100,000,000 to 25,000,000 shares.

On January 27, 2020, the Company amended its articles of incorporation to increase its authorized common stock from 25,000,000 shares to 250,000,000 shares.

On January 31, 2020, the Company issued 8,572 shares to each of its president, who is also a director, and to a limited liability company controlled by the Company’s chief scientific officer for services valued at $120,000 pursuant to employment agreements with the president and chief scientific officer. The compensation related to services for the years ended January 31, 2020 and 2019. See Note 12.

During the year ended January 31, 2019, the Company issued a total of 80,500 shares for services valued at $1,763,950 as follows:

(i)	68,000 shares of common stock, valued at $1,419,300, issued to executive officers and their affiliates;

(ii)	7,500 shares of common stock, valued at $222,000, issued to the Company’s independent directors;

(iii)	2,500 shares of common stock, valued at $74,000, issued to the Company’s advisory board member; and

(iv)	2,500 shares of common stock, valued at $48,600, issued to a non-affiliated party for services.

On May 2, 2018, the Company sold to an unrelated party for $1.0 million, 62,500 shares stock and 30-day warrants to purchase 62,500 shares of common stock at $16.00 per share. On May 27, 2018, the unrelated party exercised warrants to purchase 31,250 shares of common stock for $500,000. and on June 2, 2018, warrants to purchase 31,250 shares of common stock expired unexercised.

On July 31, 2018, the Company issued 62,500 shares of common stock valued at $1,850,000 representing a portion of the purchase price for the equity of 4P Therapeutics. See Notes 4 and 6.

In November 2018, one of the defendants in the legal proceedings with Advanced Health Brands, Inc. (see Note 12), returned 50,000 shares of common stock that had been issued to her, and these shares were cancelled as of January 31, 2019.

On November 23, 2018, the Company sold 17,931 shares of its common stock to a minority stockholder for $500,000.

10.	WARRANTS AND OPTIONS

The following table summarizes the changes in warrants outstanding and the related price of the shares of the Company’s common stock issued to non-employees of the Company.

	Shares	Exercise Price	Remaining Life	Intrinsic Value
Outstanding, January 31, 2018	182,500	$6.32	1.35 years
Granted	62,500	16.00		-
Exercised	(31,250)	16.00	-	-
Expired/Cancelled	(31,250)	16.00	-	-
Outstanding, January 31, 2019	182,500	$6.32	0.35 years	$4,101,000
Issued	50,000	20.90	3.00 years	-
Expired/Cancelled	(162,500)	5.38	-	-
Exercised	-	-	-	-
Outstanding-period ending January 31, 2020	70,000	$18.93	2.08 years	$-
Exercisable - period ending January 31, 2020	70,000	$18.93	2.08 years	$-

The exercise price for these warrants to purchase 50,000 shares, which were issued in the year ended January 31, 2020 is the lesser of (i) $20.90 or, (ii) if the Company completes its public offering of its common stock, 110% of the initial public offering price of the Common Stock in the next firm commitment public offering of the Company’s securities. Since the Company has not completed a public offering since the issuance of the warrants, an exercise price of $20.90 has been used in the in the foregoing table and table below. The exercise price and number of shares subject to the warrant is subject to adjustment in the event that the Company issues stock at a price or warrants, options or other convertible securities at an exercise or conversion price less than the then current exercise price of the warrant.

The following table summarizes additional information relating to the warrants outstanding at January31, 2020:

Range of Exercise Prices	Number Outstanding	Remaining Contractual Life(Years)	Exercise Price for Shares Outstanding	Number Exercisable	Exercise Price for Shares Exercisable
$20.90	50,000	2.75	$20.90	50,000	$20.90
$14.00	20,000	0.41	$14.00	20,000	$14.00

The following table summarizes the changes in options outstanding and the related price of the shares of the Company’s common stock issued to non-employees of the Company.

	Shares	Exercise Price	Remaining Life	Intrinsic Value
Outstanding, January 31, 2019	-	$-	-	$-
Granted	25,000	34.20	0.05 years	232,750
Expired	(25,000)	34.20	-	-
Exercised	-	-	-	-
Outstanding-period ending January 31, 2020	-	$-	-	$-
Exercisable - period ending January 31, 2020	-	$-	-	$-

11.	LEASES

The Company has operating leases for its facilities used for research and development, sales and administration. These leases have remaining lease terms of less than one year. Certain of these leases contain options to extend the term of the lease and certain of these leases contain options to terminate the lease within a specified period of time. The options to extend or terminate a lease are included in the lease term when it is reasonably likely that the Company will elect that option. The Company is not a party to any material sublease arrangements.

The components of lease expense, which are included in cost of revenues and general and administrative expense, based on the underlying uses of the right of use asset, were as follows:

Year Ended January 31, 2020
Amortization of right-of-use asset	$19,652
Interest on lease liability	1,863
Operating lease costs	-
Total Lease Cost	$21,515

Supplementary cash flow information related to leases are as follows:

Year Ended January 31, 2020
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$9,610
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	$28,827

Supplementary balance sheet information related to leases are as follows:

January 31, 2020
Operating Leases:
Operating lease right-of-use assets	$9,610
Operating lease liabilities	10,050

Weighted-Average Remaining Lease Term:
Operating leases	0.50

Weighted-Average Discount Rate:
Operating leases	4.40%

The discount rate is based on the Company’s incremental borrowing rate.

Maturities of lease liabilities were as follows as of January 31, 2020:

Year Ending January 31,	Operating Leases
2021-remaining	10,320
Total undiscounted cash flows	10,320
Less: imputed interest	(270)
Present value of lease liabilities	$10,050

Under ASC 840, approximate future minimum rental payments due under these leases as of January 31, 2020 would have been as follows:

Year Ended January 31,
2021	$10,320

Operating Leases

The Company leases office space in Orlando, Florida at a monthly rental of $1,720 which expires on July 31, 2019. For the year ended January 31, 2019 the Company had lease commitments of $10,320.

The Company leased 7,201 square feet of manufacturing space in Norcross, Georgia. The lease was month-to-month at a monthly rate of $13,637. The Company is downsizing its operations in Georgia and will relocate from this facility. The Company is in the process of finding a new location and will negotiate a new long-term lease.

12.	COMMITMENTS AND CONTIGENCIES

Legal Proceedings

On July 27, 2018, the Company commenced an action in the Circuit Court of the Ninth Judicial Circuit in and for Orange County, Florida, against Advanced Health Brands, Inc., Raymond Kalmar, Paul Murphy, Michelle Polly-Murphy, Laura Fillman and John Baker, together with a Motion for Temporary Injunction Without Notice and a Motion for Prejudgment Writ of Replevin arising from the Company’s decision to seek to rescind for misrepresentation the agreement by which the Company acquired advanced Health Brands, Inc. for 1,250,000 shares of common stock valued at $2,500,000 and seek return of the shares. On August 2, 2018, the court entered a Temporary Injunction Without Notice and an Order to Show Cause against the defendants. Defendants Kalmar, Murphy, Polly-Murphy, and Baker filed a Motion to Dismiss the Company’s Verified Complaint, Motion to Dissolve Temporary Injunction Without Notice and Response to Order to Show Cause, and Motion to Compel Arbitration. On January 4, 2019, the court dismissed the Company’s complaint with prejudice, and directed the defendants to assign the Company within 30 days, the six patents never duly transferred to the Company. On February 1, 2019, the Company appealed the court’s order. Pursuant to a settlement agreement with one of the defendants, that defendant returned the 50,000 shares which had been issued to her, and the shares were cancelled as of January 31, 2019. On June 7, 2019, the individual defendants (other than the defendant whom the Company has a settlement agreement), filed a motion for sanctions and civil contempt against us, which generally claimed that we failed to comply with the Court’s January 4, 2019 order by refusing to issue the Ruling 144 letters that would allow the defendants to transfer their shares of common stock. On October 29, 2019, the Court denied the defendants motion. On March 20, 2020, the Florida district court of appeal reversed the lower court ruling in the Florida state court action that dismissed our complaint with prejudice, and gave us leave to file an amended complaint.

On August 22, 2018, four of the defendants in the Florida action described in the previous paragraph filed a complaint against the Company in the Franklin County, Ohio Court of Common Pleas seeking a declaratory judgment permitting them to sell the shares of common stock they received pursuant to the acquisition agreement. The parties have agreed to a stay pending the outcome of the Florida litigation.

On April 29, 2019, the Company filed a securities fraud action in the U.S. District Court for the Eastern District of New York against Raymond Kalmar, Paul Murphy, Michelle Polly-Murphy, Advanced Health Brands and TD Therapeutic, Inc. In the complaint the Company alleges that in 2017, the defendants fraudulently and deceitfully obtained 1,250,000 shares of common stock by orchestrating a months-long scheme to defraud the Company. The Company is seeking the return of the 1,200,000 shares of common stock and monetary damages resulting from the defendants’ fraudulent conduct. The defendants filed a motion to dismiss on August 23, 2019, and the Company filed its response on September 13, 2019.

Employment Agreements

The Company has employment agreements with its chief executive officer and chief financial officer dated April 23, 2019 pursuant to which we agree to employ them as chief executive officer and chief financial officer, respectively. The agreement also provides that the Company will include each of them as our nominee for director. The agreements have a term ending on January 31, 2024, and continuing on a year-to-year basis thereafter unless terminated by either party on not less than 30 days’ notice given prior to the expiration of the initial term or any one-year extension. Pursuant to the employment agreements at January 31, 2020, the chief executive officer is receiving compensation at an annual rate of $42,000, and chief financial officer is not currently receiving any compensation. Commencing with the month in which the Company has raised at least $2,500,000 from public or private financing of its equity securities, they will each receive salary at the annual rate of $170,000.

The Company has an employment agreement May 16, 2018 with its president pursuant to which the Company employed him as president for a term with no expiration date at annual salary of $60,000, which may paid in stock or cash. The president serves on a part-time basis.

The Company has an employment agreement dated February 19, 2019 with its chief scientific officer pursuant to which the Company agrees to employ him as chief scientific officer for annual compensation of $60,000, payable in cash or stock, as the Company may elect. The agreement has a term ending on January 31, 2021 and continues thereafter on a quarter-to-quarter basis unless terminated by either party on 30 days’ notice. The chief scientific officer serves on a part-time basis.

13.	SUBSEQUENT EVENTS

In December 2019, COVID-19 emerged and has subsequently spread world-wide. The World Health Organization has declared COVID-19 a pandemic resulting in federal, state and local governments and private entities mediating various restrictions, including travel restrictions, restrictions on public gatherings, stay at home orders, and advisories and quarantining people who may have been exposed to the virus. The effect of these orders, government imposed quarantines and measures the Company would take, such as work-at-home policies, may negatively impact productivity, disrupt our business and could delay our clinical programs and timelines, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course. These and similar, and perhaps more severe, disruptions in our operations could negatively impact our business, operating results and financial condition. Further, quarantines, shelter-in-place and similar government orders, or the perception that such orders, shutdowns or other restrictions on the conduct of business could occur, related to COVID-19 or other infectious diseases could impact personnel at third-party manufacturing facilities in the United States and other countries, or the availability or cost of materials, which could disrupt our supply chain.

On March 22, 2020, the Company issued in a private placement 46,828 units at a price of $11 per unit. Each unit consisted of one share of common stock and a warrant to purchase one share of common stock at an exercise price of $14.per share. The warrants expire April 30, 2023. The Company issued a total of 46,828 shares of common stock and warrants to purchase 46,828 shares of common stock The Company received proceeds of $515,113.

In March 2020, a minority stockholder who had previously made loans of $215,000, made an additional loan to the Company in the amount of $60,000, increasing the total loans from the stockholder to $275,000. See Note 4. On March 27, 2020, the Company issued 25,000 shares upon conversion of the notes in the principal balance of $275,000.

On March 21, 2020, the Company prepaid the convertible notes in the principal amount of $270,000 from the proceeds of the private placement. The total payments, including the prepayment penalty and accrued interest, was $345,565. As a result of the payment of the notes, the derivative liability, which was $928,774 at January 31, 2020, was reduced to zero. As a result of the terms of the private placement, the warrants to purchase 50,000 shares at lesser of (a) $20.90 or (b) if the Company completes a private offering, 110% of the initial offering price of the common stock in the public offering, became a warrant to purchase 95,000 shares at $11 per share, subject to adjustment pursuant to the antidilution provisions of the warrant. See Notes 4 and 10.

On March 20, 2020, the Florida district court of appeal reversed the lower court ruling in the Florida state court action that dismissed the Company’s complaint with prejudice against Advanced Health Brands, Inc., Raymond Kalmer, Paul Murphy, Michelle Polly-Murphy and John Baker, and gave the Company leave to file an amended complaint. See Note 12.

Nutriband Inc. Unaudited Financial Statements as of October 31, 2020

INDEX TO FINANCIAL STATEMENTS

Part I: Financial Information

NUTRIBAND INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	October 31, 2020	January 31, 2020
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$193,392	$10,181
Accounts receivable	90,660	12,833
Inventory	39,209	-
Prepaid expenses	-	20,167
Total Current Assets	323,261	43,181

PROPERTY & EQUIPMENT-net	1,282,440	111,029

OTHER ASSETS:
Goodwill	8,187,196	1,719,235
Right of use asset-net	-	9,610
Intangible assets-net	286,898	314,700
	9,756,534	2,154,574

TOTAL ASSETS	$10,079,795	$2,197,755

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$811,775	$771,931
Derivative liability	-	928,774
Operating lease liability	-	10,050
Deferred revenue	118,017	-
Notes payable-related party	1,500,000	29,067
Finance lease liabilites-current portion	23,809	-
Note payable-current portion	100,000	215,000
Convertible debt- net of debt discount of $-0- and $202,500 as of October 31, 2020 and January 31, 2020, respectively	-	67,500
Total Current Liabilities	2,553,601	2,022,322

LONG-TERM LIABILITIES:
Note payable-net of current portion	168,419	-
Finance lease liabilities-net of current portion	103,688	-
Total Liabilities	2,825,708	2,022,322

Commitments and Contingencies	-	-

STOCKHOLDERS’ EQUITY:
Preferred stock, $.001 par value, 10,000,000 shares authorized, -0- outstanding	-	-
Common stock, $.001 par value, 250,000,000 shares authorized; 6,126,509 and 5,441,100 shares issued and outstanding at October 31, 2020 and January 31, 2020, respectively	6,127	5,441
Additional paid-in-capital	16,831,173	9,072,573
Accumulated other comprehensive loss	(304)	(304)
Accumulated deficit	(9,582,909)	(8,902,277)
Total Stockholders’ Equity	7,254,087	175,433

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$10,079,795	$2,197,755

See notes to unaudited consolidated financial statements

NUTRIBAND INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Three Months Ended October 31,		For the Nine Months Ended October 31,
	2020	2019	2020	2019
Revenue	$391,797	$82,567	$595,611	$351,070

Costs and expenses:
Cost of revenues	228,772	106,126	420,648	422,879
Selling, general and administrative expenses	203,976	307,015	589,224	1,281,538
Total Costs and Expenses	432,748	413,141	1,009,872	1,704,417

Loss from operations	(40,951)	(330,574)	(414,261)	(1,353,347)

Other income (expense)
Loss on extinguishment of debt	-	-	(12,500)	-
Early prepayment fee on convertible debentures	-	-	(69,131)	-
Derivative expense	-	(352,136)	-	(352,136)
Gain(loss) on change of fair value of derivative	-	(70,150)	22,096	(70,150)
Interest expense	(1,618)	(414)	(206,836)	(1,559)
Total other income (expense)	(1,618)	(422,700)	(266,371)	(423,845)

Loss before provision for income taxes	(42,569)	(753,274)	(680,632)	(1,777,192)

Provision for income taxes	-	-	-	-

Net loss	$(42,569)	$(753,274)	$(680,632)	$(1,777,192)

Net loss per share of common stock-basic and diluted	$(0.01)	$(0.14)	$(0.12)	$(0.33)

Weighted average shares of common stock outstanding - basic and diluted	5,517,188	5,423,956	5,495,423	5,265,406

Other Comprehensive Income (Loss):

Net loss	$(42,569)	$(753,274)	$(680,632)	$(1,777,192)

Foreign currency translation adjustment	-	-	-	(252)

Total Comprehensive Income (Loss)	$(42,569)	$(753,274)	$(680,632)	$(1,777,444)

See notes to unaudited consolidated financial statements

NUTRIBAND INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Nine Months Ended October 31, 2019

		Common Stock		Additional	Accumulated Other
	Total	Number of shares	Amount	Paid In Capital	Comprehensive Income(Loss)	Accumulated Deficit
Balance, February 1, 2019	$2,404,612	5,423,956	$5,424	$8,579,890	$(52)	$(6,180,650)

Issuance of warrants for services	252,700	-	-	252,700	-	-

Relative fair value of warrants issued with debt	193,434	-	-	193,434	-	-

Foreign currency translation adjustment	(252)	-	-	-	(252)	-

Net loss for the nine months ended October 31, 2019	(1,777,192)	-	-	-	-	(1,777,192)

Balance, October 31, 2019	$1,073,302	5,423,956	$5,424	$9,026,024	$(304)	$(7,957,842)

Nine Months Ended October 31, 2020

		Common Stock		Additional	Accumulated Other
	Total	Number of shares	Amount	Paid In Capital	Comprehensive Income(Loss)	Accumulated Deficit
Balance, February 1, 2020	$175,433	5,441,100	$5,441	$9,072,573	$(304)	$(8,902,277)

Issuance of common stock for services	50,000	5,000	5	49,995	-	-

Sale of common stock for cash	515,108	46,828	47	515,061	-	-

Conversion of debt for common stock	287,500	25,000	25	287,475	-	-

Reclass of warrants from liability to equity	906,678	-	-	906,678	-	-

Issunace of common stock for acquisition	6,000,000	608,581	609	5,999,391	-	-

Net loss for the nine months ended October 31, 2020	(680,632)	-	-	-	-	(680,632)

Balance, October 31, 2020	$7,254,087	6,126,509	$6,127	$16,831,173	$(304)	$(9,582,909)

Three Months Ended October 31, 2019

		Common Stock		Additional	Accumulated Other
	Total	Number of shares	Amount	Paid In Capital	Comprehensive Income(Loss)	Accumulated Deficit
Balance, August 1, 2019	$1,633,142	5,423,956	$5,424	$8,832,590	$(304)	$(7,204,568)

Relative fair value of warrants issued with debt	193,434	-	-	193,434	-	-

Net loss for the three months ended October 31, 2019	(753,274)	-	-	-	-	(753,274)

Balance, October 31, 2019	$1,073,302	5,423,956	$5,424	$9,026,024	$(304)	$(7,957,842)

Three Months Ended October 31, 2020

		Common Stock		Additional	Accumulated Other
	Total	Number of shares	Amount	Paid In Capital	Comprehensive Income(Loss)	Accumulated Deficit
Balance, August 1, 2020	$1,296,656	5,517,928	$5,518	$10,831,782	$(304)	$(9,540,340)

Issunace of common stock for acquisition	6,000,000	608,581	$609	$5,999,391	-	-

Net loss for the three months ended October 31, 2020	(42,569)	-	-	-	-	(42,569)

Balance, October 31, 2020	$7,254,087	6,126,509	$6,127	$16,831,173	$(304)	$(9,582,909)

See notes to unaudited consolidated financial statements

NUTRIBAND INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended October 31,
	2020	2019
Cash flows from operating activities:
Net loss	$(680,632)	$(1,777,192)
Adjustments to reconcile net loss to net cash used in operating activities:
Expenses paid on behalf of the Company by related party	3,628	-
Depreciation and amortization	83,562	54,140
Derivative expense	-	352,136
Amortization of debt discount	202,500	-
(Gain) loss on change in fair value of derivative	(22,096)	70,150
Early prepayment fee on convertible debentures	69,131	-
Amortization of right of use asset	9,610	14,413
Loss on extinguishment of debt	12,500	-
Stock-based compensation	50,000	252,700
Changes in operating assets and liabilities:
Accounts receivable	(76,066)	(58,901)
Inventory	3,404	-
Prepaid expenses	20,167	8,808
Deferred revenue	91,166	(71,225)
Operating lease liability	(10,050)	(13,921)
Accounts payable and accrued expenses	29,267	391,961
Net Cash Used In Operating Activities	(213,909)	(776,931)
Cash flows from investing activities:
Cash received from acquisition	66,994	-
Cash flows from financing activities:
Proceeds from sale of common stock	515,108	-
Proceeds from notes payable	194,870	150,000
Payment of notes payable	(5,635)
Proceeds from sale of convertible debt and warrants	-	250,000
Payment on finance leases	(2,391)	-
Payment on convertible debt	(339,131)	-
Proceeds from related parties	11,567	4,250
Payment of related party payables	(44,262)	(4,250)
Net Cash Provided by Financing Activities	330,126	400,000
Effect of exchange rate on cash	-	(252)
Net change in cash	183,211	(377,183)
Cash and cash equivalents - Beginning of period	10,181	474,653
Cash and cash equivalents - End of period	$193,392	$97,470
Supplementary information:
Cash paid for:
Interest	$7,488	$-
Income taxes	$-	$-
Supplemental disclosure of non-cash investing and financing activities:
Common stock issued for settlement of notes payable	$287,500	$-
Derivative liability warrant reclassed to equity	$906,678	$-
Common stock and note payable issued in acquisition	$7,500,000	$-

See notes to unaudited consolidated financial statements

NUTRIBAND INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements

as of and for the Nine Months Ended October 31, 2020 and 2019

1.	ORGANIZATION AND DESCRIPTION OF BUSINESS

Organization

Nutriband Inc. (the “Company”) is a Nevada corporation, incorporated on January 4, 2016. In January 2016, the Company acquired Nutriband Ltd., an Irish company which was formed by the Company’s chief executive officer in 2012 to enter the health and wellness market by marketing transdermal patches. References to the Company relate to the Company and its subsidiaries unless the context indicates otherwise.

On August 1, 2018, the Company acquired 4P Therapeutics LLC (“4P Therapeutics”) for $2,250,000, consisting of 62,500 shares of common stock, valued at $1,850,000, and $400,000, and a royalty payable to the former owner of 4P Therapeutics, of 6% on all revenue generated by the Company from the abuse deterrent intellectual property that had been developed by 4P Therapeutics. The former owner of 4P Therapeutics has been a director of the Company since April 2018, when the Company entered into the agreement to acquire 4P Therapeutics.

4P Therapeutics is engaged in the development of a series of transdermal pharmaceutical products that are in the preclinical stage of development. Prior to the acquisition of 4P Therapeutics, the Company’s business was the development and marketing of a range of transdermal consumer patches. Most of these products are considered drugs in the United States and cannot be marketed in the United States without approval by the Food and Drug Administration (the “FDA”). The Company is not presently taking any steps to seek FDA approval of its consumer transdermal products and its consumer products are not being marketed in the United States.

With the acquisition of 4P Therapeutics, 4P Therapeutics’ drug development business became one of the Company’s principal businesses. The Company’s approach is to use generic drugs that are off patent and incorporate them into the Company’s transdermal drug delivery system. Although these medications have received FDA approval in oral or injectable form, the Company needs to conduct a transdermal product development program which will include the preclinical and clinical trials that are necessary to receive FDA approval before the Company can market any pharmaceutical transdermal products.

On August 25, 2020, the Company formed Pocono Pharmaceuticals Inc. (“Pocono”), a wholly owned subsidiary of the Company. On August 31, 2020, the Company acquired certain assets and liabilities associated with the Transdermal, Topical, Cosmetic, and Nutraceutical business of Pocono Coated Products LLC (“PCP”). The net assets were contributed to Pocono. Included in the transaction, the Company also acquired 100% of the membership interests of Active Intelligence LLC (“Active Intelligence”), who became a wholly owned subsidiary of the Company. The purchase price was (i) $6,000,000 paid with the issuance of 608,519 shares in the Company’s common stock of Nutriband at a value of the average price of the previous 90 days at the date of the closing, and (ii) a promissory note of the note of the Company in the principal amount of $1,500,000 which is due upon the earlier of (a) twelve (12) months from issuance or (b) immediately following a capital raise of no less the $4,000,000 and/or a public offering of no less than $4,000,000. See Note 3 for further details of the acquisition.

Pocono is a coated products manufacturing entity that takes advantage of its unique process capabilities and experience. Pocono helps its customers with product design and development along with manufacturing to bring new products to market with minimal capital investment. Pocono’s competitive edge is a low-cost manufacturing base: a result of its unique processes and state of the art material technology. Active Intelligence manufactures activated kinesiology tape. The tape has transdermal and topical properties. This tape is used same as traditional kinesiology tape.

In December 2019, COVID-19 emerged and has subsequently spread world-wide. The World Health Organization has declared COVID-19 a pandemic resulting in federal, state and local governments and private entities mediating various restrictions, including travel restrictions, restrictions on public gatherings, stay at home orders and advisories and quarantining people who may have been exposed to the virus. The effect of these orders, government imposed quarantines and measures the Company would take, such as work-at-home policies, may negatively impact productivity, disrupt our business and could delay our clinical programs and timelines, the magnitude of which will depend, in part, on the length and severity of the restrictions and disruptions in our operations could negatively impact our business, operating results and financial condition. Further, quarantines, shelter-in-place and similar government orders, or the perception that such orders, shutdowns, or other restrictions on the conduct of business could occur, related to COVID-19 or other infectious diseases could impact personnel at third-party manufacturing facilities in the United States and other countries, or the availability or cost of materials, which could disrupt our supply chain.

Reverse Stock Split

On June 25, 2019, the Company effected one-for-four reverse split, pursuant to which each share of common stock became and was converted into 0.25 share of common stock. The reverse split became effective in the marketplace on July 24, 2019. All share and per share information in these financial statements retroactively reflect the reverse split.

Going Concern

The Company’s consolidated financial statements for the nine months ended October 31, 2020 have been prepared on a going concern basis which contemplates the realization of assets and settlement of liabilities in the normal course of business. For the nine months ended October 31, 2020, the Company generated revenue of $595,611 on which it recorded cost of revenues of $420,648 and a loss from operations of $414,261. Subsequent to January 31, 2020, because of the lack of available cash and the decline in business resulting in part from the effects of the COVID-19 pandemic, the Company has temporarily closed its operations, and does not expect it will be able to commence operations until it receives substantial funding. Successful business operations and its transition to attaining profitability are dependent upon obtaining significant additional financing, generating revenue primarily from its professional services to cover its overhead, developing its products, and obtaining FDA approval to market any product it develops and implementing a marketing program for such products. These factors raise substantial doubt about ability of the Company to continue as a going concern for a period of at least one year from the date of these financial statements. Without such financing, the Company may not be able to continue in business. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unaudited Interim Financial Statements

The consolidated balance sheet as of October 31, 2020 and the consolidated statements of operations, stockholders’ equity, and cash flows for the periods presented have been prepared by the Company and are unaudited. The consolidated financial statements are prepared in accordance with the requirements for unaudited interim periods pursuant to Rule 8-03 of Regulation S-X, and consequently, do not include all disclosures required to be made in conformity with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial position, results of operations, changes in stockholders’ equity and cash flows for all periods presented have been made. The information for the consolidated balance sheet as of January 31, 2020 was derived from audited financial statements of the Company.

Principles of Consolidation

The consolidated financial statements of the Company include the Company and its wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated. The operations of 4P Therapeutics are included in the Company’s financial statements from the date of acquisition of August 1, 2018 and the operations of Pocono and Active Intelligence are included in the Company’s financial statements from the date of acquisition of September 1, 2020. The wholly owned subsidiaries are as follows:

4P Therapeutics LLC

Pocono Pharmaceuticals Inc.

Active Intelligence LLC

Use of Estimates

The discussion and analysis of our plan of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect our reported results of operations and the amount of reported assets and liabilities.

Some accounting policies involve judgments and uncertainties to such an extent there is reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used. Actual results may differ from estimates and assumptions used in the preparation of our consolidated financial statements.

The Company’s significant policies are summarized in Note 1 of the Company’s Annual Report on Form 10-K for the year ended January 31, 2020. There were no significant changes to the accounting policies during the nine months ended October 31, 2020, and the Company does not expect that the adoption of other accounting pronouncements will have a material impact on its financial statements.

Revenue Recognition

The Company recognized revenue in accordance with Topic 606 “Revenue from Contracts with Customers. Topic 606 is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled when products are transferred to a customer. The Company adopted the guidance under the new revenue standards using the modified retrospective method effective February 1, 2018 and determined no cumulative effect adjusted to retained earnings was necessary upon adoption. Topic 606 requires the Company to recognize revenues when control of the promised goods or services and receipt of payment is probable. The Company recognizes revenue based on the five criteria for revenue recognition established under Topic 606: 1) identify the contract, 2) identify separate performance obligations, 3) determine the transaction price, 4) allocate the transaction price among the performance obligations, and 5) recognize revenue as the performance obligations are satisfied.

Upon adoption, Topic 606 replaced most existing revenue recognition guidance in U.S. GAAP. The adoption of Topic the new revenue recognition standards did not have any impact on its consolidated financial statements since the Company did not recognize any revenue prior to the third quarter of 2018, and all revenue is recognized pursuant to Topic 606.

Revenue Service Types

The following is a description of the Company’s revenue service types, which include professional services and sale of goods:

●	Professional services include contract research and development related services with clients in the life sciences field on an as-needed basis. Deliverables primarily consist of detailed findings and conclusion reports provided to the client for each given research project engaged.

●	Sales revenues are derived from the sale of products. To date, sales related to consumer products sold to the Company’s South Korean distributor and sales related to consumer products sold by Pocono and Active Intelligence. Upon receipt of a purchase order, the Company has the order filled and shipped.

Contracts with Customers

A contract with a customer exists when (i) the Company enters into an enforceable contract with a customer that defines each party’s rights regarding the goods or services to be transferred and identifies the payment terms related to these goods or services, (ii) the contract has commercial substance and, (iii) the Company determines that collection of substantially all consideration for services that are transferred is probable based on the customer’s intent and ability to pay the promised consideration.

Deferred Revenue

Deferred revenue is a liability related to a revenue producing activity for which revenue has not yet been recognized. The Company records deferred revenue when it receives consideration from a contract before achieving certain criteria that must be met for revenue to be recognized in conformity with GAAP.

Performance Obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the unit of account in the new revenue standard. The contract transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. For the Company’s different revenue types, the performance obligation is satisfied at different times. The Company’s performance obligations include providing products and professional services in the area of research. The Company recognizes product revenue performance obligations in most cases when the product has shipped to the customer. When the Company performs professional service work, it recognizes revenue when it has the right to invoice the customer for the work completed, which typically occurs on a monthly basis for the work performed during that month.

All revenue recognized in the statement of operations is revenue from contracts with customers.

Disaggregation of Revenues

The Company disaggregates its revenue from contracts with customers by service type and by geographical location. The following tables set forth revenue by service type and by geographical location.

Revenue by service type:

	Three Months Ended October 31,		Nine Months Ended October 31,
	2020	2019	2020	2019
Sale of goods	$347,216	$-	$467,986	$142,450
Services	44,581	82,567	127,625	208,620
Total	$391,797	$82,567	$595,611	$351,070

Revenue by geographic location:

	Three Months Ended October 31,		Nine Months Ended October 31,
	2020	2019	2020	2019
United States	$155,083	$82,567	$238,127	$208,620
Non-United States	236,714	-	357,484	142,450
	$391,797	$82,567	$595,611	$351,070

Accounts receivable

Trade accounts receivable are recorded at the net invoice value and are not interest bearing. The Company maintains allowances for doubtful accounts for estimated losses from the inability of its customers to make required payments. The Company determines its allowances by both specific identification of customer accounts where appropriate and the application of historical loss to non-applicable accounts. For the nine months ended October 31, 2020 and 2019, the Company recorded no bad debt expense for doubtful accounts related to account receivable.

Inventories

Inventories are valued at the lower of cost and reasonable value determined using the first-in, first-out (FIFO) method. Net reasonable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. The cost of finished goods and work in process is comprised of material costs, direct labor costs and other direct costs and related production overheads (based on normal operating capacity).

Property, Plant and Equipment

The Company depreciates its plant and equipment on a straight-line basis over the estimated useful life of the asset. Property, plant and equipment is stated at historical cost. Expenditures for minor repairs, maintenance and replacement parts which do not increase the useful lives of the assets are charged to expense as incurred. The lives over which the fixed assets are depreciated range from 3 to 5 years as follows:

Lab equipment	5-10 years
Furniture, fixtures and equipment	3 years

Intangible Assets

Intangible assets include trademarks, intellectual property and customer base acquired through business combinations. The Company accounts for Other Intangible Assets under the guidance of ASC 350, “Intangibles-Goodwill and Other.” The Company capitalizes certain costs related to patent technology. A substantial component of the purchase price related to the Company’s acquisition of 4P Therapeutics in 2018 has also been assigned to intellectual property and other intangibles. Under the guidance, other intangible assets with definite lives are amortized over their estimated useful lives. Intangible assets with indefinite lives are tested annually for impairment. Trademarks, intellectual property and customer base are being amortized over their estimated useful lives of ten years.

Goodwill

Goodwill represents the difference between the total purchase price and the fair value of assets (tangible and intangible) and liabilities at the date of acquisition. Goodwill is reviewed for impairment annually on January 31, and more frequently as circumstances warrant, and written down only in the period in which the recorded value of such assets exceeds their fair value. The Company does not amortize goodwill in accordance with ASC 350. On August 31, 2020, in connection with the Company’s acquisition of certain assets and liabilities of Pocono Coated Products LLC and Active Intelligence LLC, the Company recorded Goodwill of $6,467,961. As of October 31, 2020, Goodwill amounted to $8,187,196.

Long-lived Assets

Management reviews long-lived assets for potential impairment whenever significant events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment exists when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the estimated undiscounted cash flows expected to result from the use and eventual disposition of the asset. If an impairment exists, the resulting write-down would be the difference between the fair market value of the long-lived asset and the related book value.

Earnings per Share

Basic earnings per share of common stock is computed by dividing net earnings by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed by dividing net earnings by the weighted average number of shares of common stock and potential shares of common stock outstanding during the period. Potential shares of common stock consist of shares issuable upon the exercise of outstanding options and common stock purchase warrants. As of October 31, 2020, and 2019, there were 141,830 and 133,214 common stock equivalents outstanding, respectively, that were not included in the calculation of dilutive earnings per share as their effect would be anti-dilutive.

Stock-Based Compensation

ASC 718, “Compensation - Stock Compensation,” prescribes accounting and reporting standards for all share-based payment transactions in which employee services, and, since February 1, 2019, non-employees, are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period). As of February 1, 2019, pursuant to ASC 2018-07, ASC 718 was applied to stock-based compensation for both employees and non-employees.

Fair Value Measurements

FASB ASC 820, “Fair Value Measurements and Disclosure” (“ASC 820”), defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes three levels of inputs that may be to measure fair value.

The Company utilizes the accounting guidance for fair value measurements and disclosures for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis during the reporting period. The fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based upon the best use of the asset or liability at the measurement date. The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability. ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers are defined as follows:

Level 1 -	Observable inputs such as quoted market prices in active markets.

Level 2 -	Inputs other than quoted prices in active markets that are either directly or indirectly observable.

Level 3 -	Unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The carrying value of the Company’s financial instruments including cash and cash equivalents, accounts receivable, prepaid expenses, and accrued expenses approximate their fair value due to the short maturities of these financial instruments.

Derivative liabilities are determined based on “Level 3” inputs, which are significant and unobservable and have the lowest priority. The recorded values of all other financial instruments approximate their current fair value because of their nature and respective short maturity dates or durations. See Note 6 for further information.

Derivative Liabilities

The Company accounts for derivative instruments in accordance with ASC Topic 815, “Derivatives and Hedging” and all derivative instruments are reflected as either assets or liabilities at fair value on the balance sheet. The Company uses estimates at fair value to value its derivative instruments. Fair value is defined as the price to sell an asset or transfer a liability in an orderly transaction between willing and able market participants. In general, the Company’s policy in estimating fair values is to first look at observable market prices for identical assets and liabilities in active markets, when available. When these are not available, other inputs are used to model fair value such as prices of similar instruments, yield curves, volatilities, prepayment speeds, default rates and credit spreads, relying first on observable data from active markets. Depending on the availability of observable inputs and prices, different valuation models could produce materially different fair value estimates. The value presented may not represent future fair values and may not be reliable. The Company categorizes its fair value estimates in accordance with ASC 820 based on the hierarchical framework associated with the three levels of price transparency utilized in measuring financial instruments at fair value as discussed above. As of October 31, 2020, and January 31, 2020, the Company had a $-0- and $928,774 derivative liability, respectively.

Fair value estimates are made at a specific point in time, based on relevant market information about the financial statement. These estimates are subjective in nature and involve uncertainties and matter of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Recent Accounting Standards

The Company has implemented all new pronouncements, including the adoption of ASU 2018-13, that are in effect and that may impact its consolidated financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its consolidated financial statements or results of operations.

3.	ACQUISITION OF BUSINESS

On August 31, 2020, the Company entered into a Purchase Agreement (“Agreement”), with Pocono Coated Products (“PCP”) and Active Intelligence LLC (“Active Intelligence”), pursuant to which PCP agreed to sell the Company certain of the assets and liabilities associated with its Transdermal, Topical, Cosmetic, and Nutraceutical business, including: (1) all the equipment, intellectual property and trade secrets, cash balances, receivables, bank accounts and inventory, free and clear of all liens, except for certain lease obligations (the“PCP Segment”), and (2), a 100% membership interest in Active Intelligence, LLC (collectively the “Assets”). The net Assets acquired were contributed to Pocono Pharmaceuticals Inc, a newly formed wholly owned subsidiary of the Company. The purchase price for the Assets was (i) $6,000,000 paid with the issuance of 608,519 shares in the Company’s common stock of Nutriband at a value of the average price of the previous 90 days at the date of Closing (the “Shares”), and (ii) a promissory note of the Company in the principal amount of $1,500,000 (the “Note”) which is due upon the earlier of (a) twelve (12) from issuance, or (b) immediately following a capital raise of no less than $4,000,000 and/or a public offering of no less than $4,000,000. Michael Myer, the CEO of PCP, has been elected to the Board of Directors of the Company for period of one year at the annual meeting of shareholders of the Company held in October 2020.

The Agreement provides that it is effective August 31, 2020, on which date the parties also entered into an escrow agreement (the “Escrow Agreement”), with legal counsel serving as the escrow agent, providing for holding of the Note, certificate for the shares, and title to the Assets (held in a special purpose entity controlled by the escrow agent) as collateral security for completion of all closing conditions under the Agreement. On that date, the parties also entered into a security agreement granting PCP a security interest in all proceeds of the Assets held as collateral under the Escrow Agreement.

The purpose of the Company entering into the transaction is to enhance the transdermal products operations of the Company. The PCP segment was a portion of an existing vendor of Nutriband. Some of the expenses leading up to the acquisition date are related party revenues. The fair value of consideration given was allocated to the net tangible assets acquired. Under U.S. GAAP, both the PCP segment and Active Intelligence were considered to be businesses and, as such, the transaction was accounted for under the acquisition method of accounting.

Details of the net assets acquired are as follows:

Provisional Fair value Recognized on Acquisition
Common stock issued	$6,000,000
Note payable issued	1,500,000
$7,500,000

Cash	66,994
Accounts receivable	1,761
Inventory	42,613
Equipment	1,227,171
Accounts payable	(10,577)
Deferred revenue	(26,851)
Debt	(269,072)
Net assets acquired	$1.032,039
Goodwill	$6,467,961

The following unaudited pro forma condensed financial information presents the combined results of operations of the Company, the PCP segment and Active Intelligence, as if the acquisition occurred as part of the beginning of cash period presented. The unaudited pro forma condensed financial information is not intended to represent or be indicative of the consolidated results of operations of the Company that would have been reported had the acquisition occurred at the beginning of the period presented and should not be taken as being representation of the future consolidated results of operations of the Company.

	Nine Months Ended October 31,
	2020		2019
	As		As
	Reported	Proforma	Reported	Proforma
Net revenue	$595,611	$2,167,208	$351,070	$2,362,122
Net loss	(680,632)	(609,741)	(1,777,192)	(1,540,409)
Loss per common share - basic and diluted	(0.12)	(0.10)	(0.33)	(0.26)

Since the date of acquisition, Pocono had net revenues of $186,917 and incurred a net profit of $30,416.

4.	PROPERTY AND EQUIPMENT

	October 31,	January 31,
	2020	2020
Lab equipment	$1,371,756	$144,585
Furniture, fixtures and equipment	19,643	19,643
	1,391,399	164,228
Less: Accumulated depreciation	(108,959)	(53,199)
Net Property and Equipment	$1,282,440	$111,029

Depreciation expense amounted to $55,760 and 26,338 for the nine months ended October 31, 2020 and 2019, respectively.

5.	NOTES PAYABLE/CONVERTIBLE DEBT

Notes Payable

On March 21, 2020, the Coronavirus Aid Relief and Economic Security Act (“CARES ACT” was enacted. The CARES ACT established the Paycheck Protection Program (“PPP”) which funds small businesses through federally guaranteed loans. Under the PPP, companies are eligible for forgiveness of principal and interest if the proceeds are used for eligible payroll costs, rent and utility costs. On June 17, 2020, the Company’s subsidiary, 4P Therapeutics, was advanced $34,870 under the PPP, all of which was outstanding as of October 31, 2020. The note matures June 17, 2022 and accrues interest at 0.98% per year.

In March 2020, a minority shareholder who had previously made loans of $215,000 as of January 31, 2020, made an additional loan to the Company in the amount of $60,000, increasing the total loans from the stockholder to $275,000. The loans are interest free and due upon demand. On March 27, 2020, the Company issued 25,000 shares of common stock upon reaching a settlement with the noteholder to convert the notes in the principal balance of $275,000. The transaction resulted in a loss on extinguishment of $12,500. In July 2020, the minority shareholder made an additional loan to the Company in the amount of $100,000. The loan is interest free and due upon demand. The loan was outstanding as of October 31, 2020.

Active Intelligence, the Company’s newly acquired subsidiary, entered into an agreement with the Carolina Small Business Development Fund for a line of credit of $160,000 due October 16, 2029 with interest of 5% per year. The loan requires monthly payments of principal and interest of $1,697. As of October 31, 2020, the amount due was $133,549, of which $19,000 is current.

Pocono has two finance leases secured by equipment. The leases mature in 2025 and 2026. The incremental borrowing rate is 5.0%. As of October 31, 2020, the minimum lease payments are as follow:

Years ending	January 31, 2021	$5,953
	January 31, 2022	24,738
	January 31, 2023	26,295
	January 31, 2024	27,948
	January 31, 2025	26,361
	January 31, 2026	16,202
Total		$127,497

Related Party Payable

As of January 31, 2020, the Company owed its chief financial officer and chief operating officer $29,067 from advances made to the Company. During the nine months ended October 31, 2020, the Company’s chief financial officer paid expenses of $3,628 on behalf of the Company, the Company’s chief executive officer and chief operating officer advanced the Company $11,567 and the officers were repaid $44,262. As of October 31, 2020, the amount the officers were fully repaid.

On August 31, 2020, in connection with the Company’s acquisition of Pocono Products LLC, the Company issued to Pocono Coated Products LLC a promissory note in the amount of $1,500,000 with interest accruing at an annual rate of 0.17%, due on August 28, 2021 or immediately following the earlier of a capital raise of no less than $4,000,000 and/or a public offering of no less than $4,000,000. Pocono Coated Products LLC, a relate party, is a shareholder of the Company.

Convertible Debt

On October 30, 2019, the Company entered into a securities purchase agreement with two investors pursuant to which the Company issued to the investors (i) 6% one-year convertible promissory notes in the principal amount of $270,000 and (ii) three-year warrant to purchase 50,000 shares of common stock at an exercise price equal to the lesser of (i) $20.90 or (ii) if the Company completes a public offering, 110% of the initial public offering price of the common stock in the public offering. The loans contained an original issue discount of $20,000 resulting in gross proceeds from this financing of $250,000.

The notes are convertible at a conversion price equal to the lesser of (i) the per share price of our common stock offered in a public offering or (ii) the variable conversion price, which is defined as 70% of the lowest trading price of the common stock during the 20 trading days preceding the date of conversion. The conversion price and the percentage of the trading price is subject to downward adjustment in the event the Company fails to comply with the obligations under the notes. The Company has the right to prepay the notes during the 180 days following the issuance of the notes at a premium of 115% of the outstanding principal and interest during the 60 days following the date of issuance of the note, which percentage increases to 125% during the remainder of the 180-day period. The Company is required to pay the notes one business day after the closing of the first to occur of (a) the next public offering of the Company’s securities or (b) the next private placement of the Company’s equity or debt securities in which the Borrower received net proceeds of at least $1.0 million, (c) issuance of securities pursuant to an equity line of credit or (d) a financing with a bank or other institutional lender.

The embedded conversion option qualified for derivative accounting and bifurcation under ASC 815-15 Derivative and Hedging. The initial fair of the conversion feature was $128,870 and the fair value of the warrants in connection with the notes were valued at $888,789 and were recorded based on their relative fair values. A debt discount to the note payables of $270,000 and an initial derivative expense of $767,650 was recorded.

The debt discount will be amortized over the life of the note. Amortization of the debt discount for the year ended January 31, 2020 was $67,500. As of January 31, 2020, the debt discount remaining was $202,500.

On March 25, 2020, the Company prepaid the convertible notes in the principal amount of $270,000 from the proceeds of a private placement. The total payments, including a prepayment fee of $69,131 and accrued interest, was $345,565. As a result of the payment of the notes, the derivative liability, which was $928,774 as of January 31, 2020, was reduced to zero. The warrants are no longer a derivative liability based on the notes being paid in full. See Note 6 for further information.

Interest expense for the nine months ended October 31, 2020 including the amortization of the debt discount was $205,900.

6.	INTANGIBLE ASSETS

As of October 31, 2020, and January 31, 2020, intangible assets consisted of intellectual property, customer base and trademarks, net of amortization, as follows:

	October 31,	January 31,
	2020	2020
Customer base	$136,500	$136,500
Intellectual property	234,200	234,200
Total	370,700	370,700
Less: Accumulated amortization	(83,802)	(56,000)
Net Intangible Assets	$286,898	$314,700

The value of the intangible assets, consisting of intellectual property and customer base has been recorded at their fair value by the Company after completing a valuation and are being amortized over a period of ten years. Amortization expense for the nine months ended October 31, 2020 and 2019 was $27,802 and $27,802, respectively.

Estimated Amortization:

Total
Year Ended January 31,
2021	$9,267
2022	37,070
2023	37,070
2024	37,070
2025 and thereafter	166,421
$286,898

7.	DERIVATIVE LIABILITIES

The embedded conversion option of the convertible debentures described and the warrants issued in Note 4 contain conversion features that qualify for embedded derivative classification. The fair value of the liabilities will be re-measured at the end of every reporting period and the change in fair value will be reported in the statement of operations as a gain or loss on derivative financial instruments.

The table below sets forth a summary in the fair value of the Company’s Level 3 financial liabilities:

October 31, 2020
Balance at the beginning of the period	$928,774
Derivative liability warrants reclassed to equity	(906,678)
Change in value of embedded conversion option	(22,096)
$-

The Company uses Level 3 inputs for its valuation methodology for the embedded conversion option liabilities (Binomial Model) and for its valuation methodology of the warrants reclassed to equity (Black Scholes Model) based on various assumptions.

At issuance, the expected volatility was 158.3%; risk-free interest rate of 1.58%; and expected term of one year. For the revaluation January 31, 2020, the expected volatility was 184.4%; risk-free rate of return of 1.43%; and expected term of nine months.

8.	RELATED PARTY TRANSACTIONS

a)	The former owner of 4P Therapeutics has been a director of the Company since April 2018, when the Company entered into an agreement to acquire 4P Therapeutics. In connection with the terms of the acquisition of 4P Therapeutics, the former owner received $400,000 in cash and 250,000 shares of common stock valued at $1,850,000. The former owner was not a director of the Company when the acquisition agreement was signed.

b)	On February 19, 2019, the Company granted an executive officer an option to purchased 25,000 shares of the Company’s common stock at an exercise price equal to 75% of the market price on the date the Company receives notice of exercise.

The fair value of the warrant on the date of grant using the Black Scholes model was $252,700 and was expensed during the six months ended July 31, 2019. The warrant expired unexercised on May 19, 2019.

c)	As of January 31, 2020, the Company owed its chief financial officer and chief operating officer $29,067 from advances made to the Company. During the nine months ended October 31, 2020, the Company’s chief financial officer paid expenses of $3,628 on behalf the Company, the Company’s chief executive officer and chief operating officer advanced the Company $2,500 and the officers were repaid $35,195. As of October 31, 2020, the Company owed the officers $-0-.

d)	In connection with the acquisition of Pocono, some customer collections and payments for certain expenses had not yet transitioned to Pocono Pharmacuticals bank accounts and therefore a net balance receivable is due from Pocono Coated Products LLC, a related entity. Pocono Coated Products LLC is a shareholder of Nutriband and is an entity controlled by the family of a Nutriband director. This transition was completed as of October 2020. The transactions included revenue of $121,563, purchase of materials of $70,230, expenses paid of $9,324 and finance payments of $3,307. As of October 31, 2020, Pocono Coated Products LLC owed the Company a net amount of $39,777, comprised of $69,855 of trade accounts receivable and $30,078 in Accounts payable and Accrued expenses on the balance sheet. The PCP segment acquired by Nutriband was a former vendor of Nutriband and prior to September 1, 2020, these expenses have not been eliminated as intercompany expenses, like they are after the acquisition date. These expenses amounted to $173,310.

9.	STOCKHOLDERS’ EQUITY

Preferred Stock

On January 15, 2016, the board of directors of the Company approved a certificate of amendment to the articles of incorporation and changed the authorized capital stock of the Company to include and authorize 10,000,000 shares of Preferred Stock, par value $0.001 per share.

On May 24, 2019, the board of directors created a series of preferred stock consisting of 2,500,000 shares designated as the Series A Convertible Preferred Stock (“Series A Preferred Stock”). On June 20, 2019, the Series A preferred Stock was terminated, and the 2,500,000 shares were restored to the status of authorized but unissued shares of Preferred Stock, without designation as to series, until such stock is once more designated as part of a particular series by the board of directors.

Common Stock

On June 25, 2019, the Company effected a one-for four reverse split, pursuant to which each share of common stock became converted into 0.25 shares of common stock, and the Company decreased its authorized common stock from 100,000,000 to 25,000,000 shares.

On January 27, 2020, the Company amended its articles of incorporation to increase its authorized common shares from 25,000,000 shares to 250,000,000 shares.

On March 22, 2020, the Company issued in a private placement 46,828 units at a price of $11 per unit. Each unit consisted of one share of common stock and a warrant to purchase one share of common stock at an exercise price of $14 per share. The warrants expire April 30, 2023. The Company issued a total of 46,828 shares of common stock and warrants to purchase 46,828 shares of common stock. The Company received proceeds of $515,108.

In March 2020, a minority shareholder who had previously made loans of $215,000, made an additional loan to the Company in the amount of $60,000, increasing the loans to shareholder to $275,000. On March 27, 2020, the Company issued 25,000 shares of common stock upon reaching a settlement with the noteholder to convert the notes in the principal amount of $275,000. The transaction resulted in a loss on extinguishment of $12,500.

On June 30, 2020, the Company issued 5,000 shares to a consultant for services rendered to the Company. The fair value of the common stock at the date of issuance was $50,000, which is included in selling and general administrative expense for the nine months ended October 31, 2020.

On August 31, 2020, the Company acquired the membership interests in Pocono Coated Products LLC and issued 608,519 shares of its common stock, valued at $6,000,000, and issued a promissory note in the amount of $1,500,000. See Note 3 for further information.

10.	WARRANTS

The following table summarizes the changes in warrants outstanding and the related price of the shares of the Company’s common stock issued to non-employees of the Company.

		Exercise	Remaining	Intrinsic
	Shares	Price	Life	Value
Outstanding, January 31, 2020	70,000	$18.93	1.53 years	$-
Granted	91,828	12.53	3.00 years	-
Expired/Cancelled	(20,000)	14.00	-	-
Exercised	-	-	-	-
Outstanding-period ending October 31, 2020	141,828	$11.99	2.16 years	$285,000
Exercisable - period ending October 31, 2020	141,828	$11.99	2.16 years	$285,000

As result of the terms of a completed private placement, the warrants to purchase 50,000 shares at the lesser of (i) $20.90 or, (ii) if the Company completes a private offering of its common stock, 110% of the initial public offering price of the Common Stock in the public offering, became a warrant to purchase 95,000 shares at $11 per share, subject to adjustment pursuant to the antidilution provisions of the warrant. The Company recorded a derivative liability for the warrants in the amount of $906,678 and reclassed the derivative liability to additional paid-in capital as of October 31, 2020.

In connection with a private placement in March 2020, the Company issued warrants to purchase 46,828 shares of its common stock at $14 per share. The warrants expire April 30, 2023. (See Note 9).

The following table summarizes additional information relating to the warrants outstanding as of October 31, 2020:

Range of Exercise Prices	Number Outstanding	Remaining Contractual Life(Years)	Exercise Price for Shares Outstanding	Number Exercisable	Exercise Price for Shares Exercisable	Intrinsic Value
$11.00	95,000	2.25	$11.00	95,000	$11.00	$237,500
$14.00	46,828	2.75	$14.00	46,828	$14.00	$-

11.	CONTINGENCIES

Legal Proceedings

On July 27, 2018, the Company commenced an action in the Circuit Court of the Ninth Judicial Circuit in and for Orange County, Florida, against Advanced Health Brands, Inc., Raymond Kalmar, Paul Murphy, Michelle Polly-Murphy, Laura Fillman and John Baker, together with a Motion for Temporary Injunction Without Notice and a Motion for Prejudgment Writ of Replevin arising from the Company’s decision to seek to rescind for misrepresentation the agreement by which the Company acquired advanced Health Brands, Inc. for 1,250,000 shares of common stock valued at $2,500,000 and seek return of the shares. On August 2, 2018, the court entered a Temporary Injunction Without Notice and an Order to Show Cause against the defendants. Defendants Kalmar, Murphy, Polly-Murphy, and Baker filed a Motion to Dismiss the Company’s Verified Complaint, Motion to Dissolve Temporary Injunction Without Notice and Response to Order to Show Cause, and Motion to Compel Arbitration. On January 4, 2019, the court dismissed the Company’s complaint with prejudice, and directed the defendants to assign the Company within 30 days, the six patents never duly transferred to the Company. On February 1, 2019, the Company appealed the court’s order. Pursuant to a settlement agreement with one of the defendants, that defendant returned the 50,000 shares which had been issued to her, and the shares were cancelled as of January 31, 2019. On June 7, 2019, the individual defendants (other than the defendant whom the Company has a settlement agreement), filed a motion for sanctions and civil contempt against us, which generally claimed that we failed to comply with the Court’s January 4, 2019 order by refusing to issue the Ruling 144 letters that would allow the defendants to transfer their shares of common stock. On October 29, 2019, the Court denied the Defendants motion. On March 20, 2020, the Florida district court of appeal reversed the lower court ruling in the Florida state court action that dismissed our complaint, with prejudice, and gave us leave to file an amended complaint. On July 7, 2020, Defendants filed Notice for Trial, requesting the court to set a trial date. The Company and defendants have served their first set of interrogatories on each other and have filed answers and responses to each other’s first set of interrogatories.

On August 22, 2018, four of the defendants in the Florida action described in the previous paragraph filed a complaint against the Company in the Franklin County, Ohio Court of Common Pleas seeking a declaratory judgment permitting them to sell the shares of common stock they received pursuant to the acquisition agreement. The parties have agreed to a stay pending the outcome of the Florida litigation.

On April 29, 2019, the Company filed a securities fraud action in the U.S. District Court for the Eastern District of New York against Raymond Kalmar, Paul Murphy, Michelle Polly-Murphy, Advanced Health Brands and TD Therapeutic, Inc. In the complaint the Company alleges that in 2017, the defendants fraudulently and deceitfully obtained 1,250,000 shares of common stock by orchestrating a months-long scheme to defraud the Company. The Company is seeking the return of the shares of common stock and monetary damages resulting from the defendants’ fraudulent conduct. The defendants filed a motion to dismiss the complaint on August 23, 2019, and on September 13, 2019 the Company filed its response. On July 20, 2020, the Court denied the defendant’s motion to dismiss the complaint, and the parties have recently commenced the discovery phase of the litigation. No trial date has been scheduled by the Court.

Employment Agreements

The Company has employment agreements with its chief executive officer and chief financial officer dated April 23, 2019 pursuant to which we agree to employ them as chief executive officer and chief financial officer, respectively. The agreement also provides that the Company will include each of them as our nominee for director. The agreements have a term ending on January 31, 2024 and continuing on a year-to-year basis thereafter unless terminated by either party on not less than 30 days’ notice given prior to the expiration of the initial term or one-year extension. Pursuant to the employment agreements at January 31, 2020, the chief executive officer is receiving compensation at an annual rate of $42,000, and chief financial officer is not currently receiving any compensation. Commencing with the month in which the Company has raised at least $2,500,000 from public or private financing of its equity securities, they will each receive salary at the annual rate of $170,000.

The Company has an employment agreement May 16, 2018 with its president pursuant to which the Company employed him as president for a term with no expiration date at annual salary of $60,000, which may be paid in stock or cash. The president serves on a part-time basis.

The Company has an employment agreement dated February 19, 2019 with its chief scientific officer pursuant to which the Company agrees to employ him as chief scientific officer for annual compensation of $60,000, payable in cash or stock, as the Company may elect. The agreement has a term ending on January 31, 2021 and continues thereafter on a quarter-to-quarter basis unless terminated by either party on 30 days’ notice. The chief scientific officer serves on a part-time basis.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.(1)

Nature of Expense:	Amount
SEC Registration Fee	$
NASDAQ initial listing fee		50,000.00
FINRA filing fee
Accounting fees and expenses
Legal fees and expenses
Printing
Transfer Agent and Warrant Agent expenses
Miscellaneous
Total	$

(1)	All expenses, except the SEC registration fee, the NASDAQ initial listing fee and the FINRA filing fee are estimated.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Nevada Revised Statutes 78.7502 and 78.751 provide broad authority for the indemnification of directors, officers and certain other persons.

Section 78.7502 of the Nevada Revised Statutes permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he:

(a)	is not liable pursuant to Nevada Revised Statute 78.138, or

(b)	acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

In addition, Section 78.7502 permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he:

(a)	is not liability pursuant to Nevada Revised Statute 78.138; or

(b)	acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation.

To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter, the corporation is required to indemnify him against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense.

Section 78.751 of the Nevada Revised Statutes provides that such indemnification may also include payment by the Company of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding upon receipt of an undertaking by the person indemnified to repay such payment if he shall be ultimately found not to be entitled to indemnification under Section 78.751. Indemnification may be provided even though the person to be indemnified is no longer a director, officer, employee or agent of the Company or such other entities.

Section 78.752 of the Nevada Revised Statutes allows a corporation to purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses.

Other financial arrangements made by the corporation pursuant to Section 78.752 may include the following:

(a)	the creation of a trust fund;

(b)	the establishment of a program of self-insurance;

(c)	the securing of its obligations of indemnification by granting a security interest or other lien on any assets of the corporation; and

(d)	the establishment of a letter of credit, guaranty or surety.

No financial arrangement made pursuant to Section 78.752 may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses of indemnification ordered by a court.

Any discretionary indemnification pursuant to Section 78.7502 of the Nevada Revised Statutes, unless ordered by a court or advanced pursuant to an undertaking to repay the amount if it is determined by a court that the indemnified party is not entitled to be indemnified by the corporation, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

(a)	by the stockholders;

(b)	by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;

(c)	if a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion, or

(d)	if a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

Subsection 7 of Section 78.138 of the Nevada Revised Statutes provides that, subject to certain very limited statutory exceptions, a director or officer is not individually liable to the corporation or its stockholders or creditors for any damages as a result of any act or failure to act in his or her capacity as a director or officer, unless it is proven that the act or failure to act constituted a breach of his or her fiduciary duties as a director or officer and such breach of those duties involved intentional misconduct, fraud or a knowing violation of law. The statutory standard of liability established by Section 78.138 controls even if there is a provision in the corporation’s articles of incorporation unless a provision in the corporation’s articles of incorporation provides for greater individual liability.

Our bylaws provide that each person who was or is made a party or is threatened to be made a party to or is involved (including, without limitation, as a witness) in any threatened, pending, or completed action, suit or proceeding, whether formal or informal, civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she is or was a director of or who is or was serving at our request as a director, officer, employee or agent of this or another corporation or of a partnership, joint venture, trust, other enterprise, or employee benefit plan (a “covered person”), whether the basis of such proceeding is alleged action in an official capacity as a covered person shall be indemnified and held harmless by us to the fullest extent permitted by applicable law, as then in effect, against all expense, liability and loss (including attorneys’ fees, costs, judgments, fines, ERISA excise taxes or penalties and amounts to be paid in settlement) reasonably incurred or suffered by such person in connection therewith, and such indemnification shall continue as to a person who ceased to be a covered person and shall inure to the benefit of his or her heirs, executors and administrators.

However, no indemnification shall be provided hereunder to any covered person to the extent that such indemnification would be prohibited by Nevada state law or other applicable law as then in effect, nor, with respect to proceedings seeking to enforce rights to indemnification, shall we indemnify any covered person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person except where such proceeding (or part thereof) was authorized by our board of directors, nor shall we indemnify any covered person who shall be adjudged in any action, suit or proceeding for which indemnification is sought, to be liable for any negligence or intentional misconduct in the performance of a duty.

Our directors may cause us to purchase and maintain insurance for the benefit of a person who is or was serving as a director, officer, employee or agent of us or of a corporation of which we are or were a stockholder and his heirs or personal representatives against a liability incurred by him as a director, officer, employee or agent.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

1.	In connection with the organization of the Company in January 2016, on January 15, 2016, the Company issued 625,000 shares of common stock, valued at $13,094, to Gareth Sheridan in exchange for all of the issued and outstanding capital stock of Nutriband, Ltd., an Irish corporation. The issuance of the shares was exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as a transaction not involving a public offering.

2.	Also in connection with the organization of the Company, on January 16, 2016, the Company issued 4,843,750 shares of common stock at $0.001 per share to the following persons:

Name	Shares
Gareth Sheridan	2,875,000
Serguei Melnik	750,000
Vitali Botgrox	750,000
Radim Kohot	218,750
Victor Orindes	125,000
Simon McDonald	125,000
4,843,750

The issuance of these shares was exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as a transaction not involving a public offering. On November 30, 2016, Mr. Sheridan transferred 1,750,000 shares of common stock to the Company and such shares were cancelled.

3.	In February 2016, the Company issued to Nociota Holdings Limited, for $100,000, 125,000 shares of common stock and a warrant to purchase 125,000 shares of common stock at $2.80 per share. The issuance of the shares was exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as a transaction not involving a public offering.

4.	In June and July 2017, the Company issued for $40,000, 20,000 shares of common stock and three-year warrants to purchase 20,000 shares of common stock at $14.00 per share to Marc Angle, Jimmy Poirier, Jacques Poirier and George Pryor, each of whom purchased, for $10,000, (i) 5,000 shares of common stock and (ii) warrants to purchase 5,000 shares of common stock. The issuance of these shares and warrants was exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as a transaction not involving a public offering.

5.	On September 1, 2017, the Company we issued 25,000 shares to the Goldberg Law Firm for legal services. The issuance of the shares was exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as a transaction not involving a public offering.

6.	In May 2017, the Company issued a total of 1,250,000 shares of common stock to the stockholders of Advanced Health Brands, Inc. The shares were issued to the following former stockholders of Advanced Health Brands, Inc.

Name	Shares
Ray Kalmar	525,000
Paul Murphy	525,000
Michelle Poly Murphy	125,000
Laura Fillman	50,000
John Baker	25,000
1,250,000

The issuance of the shares was exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as a transaction not involving a public offering. In connection with litigation that the Company commenced seeking rescission of the acquisition agreement relating to Advanced Health Brands, Inc., pursuant to a settlement agreement, Laura Fillman returned to us the 50,000 shares that we had issued to her pursuant to the acquisition agreement.

7.	On November 30, 2017, the Company sold 2,500 shares of common stock to the following purchasers at a purchase price of $4.00 per share:

Name	Shares	Purchase Price
Eric Williams	750	$3,000
Christopher Sims	1,000	4,000
Kevin Kostenborder and Jenna Kostenborder	750	3,000
	2,500	$10,000

The issuance of these shares was exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as a transaction not involving a public offering.

8.	In January 2018, the Company issued 25,000 shares of common stock to the following persons for services rendered.

Name	Shares	Relationship
IR Consulting Services LLC	18,750	Investor relations
Kazushige Okaniskhi and Phan Thi Okanishi	3,750	Consultant
Jason Sakasci	2,500	Consultant
	25,000

9.	On May 2, 2018, the Company sold to Barandnic Holdings Ltd. for $1.0 million, 62,500 shares stock and 30-day warrants to purchase 62,500 shares of common stock at $16.00 per share. On May 27, 2018, Barandnic Holdings Ltd. exercised warrants to purchase 31,250 shares of common stock and on June 2, 2018, warrants to purchase 31,250 shares of common stock expired unexercised. The issuance of the shares was exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as a transaction not involving a public offering.

10.	During the year ended January 31, 2019, the Company issued 73,000 shares of common stock to executive officers and consultants as compensation. The following table sets forth the number of shares and the value of the shares, based on the market price at the date of issuance, of common stock issued to our executive officers and consultants:

Name	Relationship	Shares	Value
Sean Gallagher	President	25,000	$402,500
Larry Dillaha, MD	Chief medical officer	12,500	370,000
Gerard Goodman	Chief accounting officer	12,500	370,000
Jeff Patrick, Pharm.D.(1)	Chief scientific officer	12,500	162,500
Patrick Ryan	Chief technical officer	3,750	69,500
Srinivas Nalamachu, MD	Member, scientific advisory board	2,500	74,000
Red Chip Companies	Investor relations	2,500	48,650
Trigger Movement Ltd.(2)	Consultant	1,750	44,800
		73,000	$1,541,658

(1)	The shares issuable to Jeff Patrick were issued to Strategic Pharmaceutical Consulting LLC. Dr. Patrick has the sole right to vote and dispose of the shares owned by Strategic Pharmaceutical Consulting LLC.

The issuance of these shares was exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, as a transaction not involving a public offering.

11.	On July 31, 2018, the Company issued 62,500 shares of common stock to Steve Damon (41,750 shares) and Dr. Alan Smith (20,750 shares) as part of the purchase price for 4P Therapeutics. The issuance of these shares was exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, as a transaction not involving a public offering.

12.	On July 31, 2018, the Company issued 1,250 shares of common stock, valued at $37,000, based on the market price on the date of issuance, as compensation to each of the Company’s independent directors — Thomas Cooney, Michael Davidov, Michael Doron, Mark Hamilton, Stefan Mancas and Woody Jay Moore. The issuance of these shares was exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, as a transaction not involving a public offering.

13.	On November 23, 2018, the Company sold to TII Jetservices Lda., a Portuguese company, 17,857 shares of common stock for $500,000. The issuance of the shares was exempt from registration pursuant to Regulation S of the Securities and Exchange Commission pursuant to the Securities Act of 1933.

No Underwriter was involved in any of these issuances and the certificates for the shares bear a restricted stock legend.

14.	On October 30, 2019, the Company entered into a securities purchase agreement dated October 29, 2019, with Jefferson Street Capital LLC and Platinum Point Capital LLC pursuant to which the Company issued to each investor for $125,000 (i) a 6% one-year convertible note in the principal amount of $135,000 and (ii) a three-year warrant to purchase 25,000 shares of common stock. The issuance of the notes and warrants was exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, as a transaction not involving a public offering. In connection with the sale of the notes and warrants, the Company paid an investment banking fee to WallachBeth Capital, LLC of $28,500.

15.	On January 31, 2020, we issued 8,572 shares of common stock to each of Sean Gallagher, president and a director, and Strategic Pharmaceutical Consulting LLC, which is controlled by Jeff Patrick, chief scientific officer, pursuant employment agreements with Mr. Gallagher and Dr. Patrick. The employment agreements provide that each of Mr. Gallagher and Dr. Patrick receive annual compensation of $60,000, which may be paid in cash or stock. The shares were issued as compensation of $120,000 for the years ended January 31, 2020 and 2019. The shares were exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2).

16.	On , 2020, in connection with the Company’s acquisition of Pocono Coated Products, LLC (“Pocono”), that was effective August 31, 2020, the Company issued 608,519 shares of its common stock to the owners of Pocono.

17.	On January 5, 2021, the Company issued the following numbers of shares common stock to Company officers and members of its Board of Directors. All stock issuances were valued by the Board at $15.00 per share.

Name	No. of Shares
Gareth Sheridan, CEO and Director	10,000
Sean Gallagher, Executive Chairman and Director	10,000
Serguei Melnik, Director	10,000
Michael Myer, President of Pocono Pharma and Director	5,000
Radu Bujoreanu, Director	12,500
Steven P. Damon, Director	10,000
Michael Doron, Director	5,000
Mark Hamilton, Director	12,500
Stefan Mancas, Dlirector	12,500
Vsevolod Grogore, Director	5,000
Patrick Ryan, Chief Technical Officer	5,000
Gerald Goodman, Chief Financial Officer	10,000
Alan Smith, Chief Operating Officer and President of 4P Therapeutics	6,825
Vitalie Botgros, Consultant	5,000
Thomas Cooney, Director	6,000
Jay Moore, Director	5,000

The issuances to directors and management and consultants are viewed by the Company as exempt from registration under the Securities Act, alternatively as transactions either not involving any public offering, or as exempt under the provisions of Regulation D, Regulation S or Rule 701 promulgated by the SEC under the Securities Act.

Item 16. Exhibits.

Exhibit Number	Description
3.1A	Articles of Incorporation. (Filed as Exhibit 3.1A to the the Company’s registration statement on Form 10, which was filed with the Commission on June 2, 2016, and incorporated herein by reference.)
3.1B	Amendment to Articles of Incorporation, filed May 12, 2016. 2(Filed as Exhibit 3.1B to the the Company’s registration statement on Form 10, which was filed with the Commission on June 2, 2016, and incorporated herein by reference.)
3.1	Certificate of Amendment filed January 22, 2020. (Filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed January 27, 2020).
3.2	By-laws(1)
4.3	Securities purchase agreement dated October 29, 2019 among the Company, Jefferson Street Capital LLC and Platinum Point Capital LLC(6)
4.4	Form of convertible 6% promissory note issued pursuant to Exhibit 4.3(6)
4.10	Form of Common Stock Purchase Warrant issued to Platinum Point Capital LLC and Jefferson Street Capital LLC(8)
4.11	Form of Underwriting Agreement.(8)
4.12	Form of Warrant.(8)
4.13	Form of Warrant Agent Agreement.(8)
5.1	Opinion of Counsel.(8)
10.1	Share exchange agreement dated January 15, 2016 by and among the Company, Nutriband Limited, an Ireland corporation, and Gareth Sheridan and/or his nominee(1)
10.4	Acquisition agreement dated April 5, 2018 between the Company and 4P Therepeutics LLC.(3)
10.5	Form of agreement with independent directors.(4)
10.6	Exclusive master distribution agreement dated April 13, 2018 between the Company and EMI-Korea (Best Choice), Inc.(4)
10.15	Employment Agreement, dated April 23, 2019, between Gareth Sheridan and the Company.(5)
10.16	Employment Agreement, dated April 23, 2019, between Serguei Melnik and the Company.(5)
10.17	Employment Agreement, dated February 19, 2019, between Jeffrey Patrick and the Company.(5)
10.18	Employment Agreement, dated January 1, 2018, between Sean Gallagher and the Company.(5)
10.19	Purchase Agreement, dated August 31, 2020, by and among the Company and Pocono Coated Products, LLC.(7)
10.20	Security Agreement, between the Company and Pocono Coated Products, LLC.(7)
10.21	Promissory Note Issued by the Company on August 31, 2020 to Pocono Coated Products, LLC.(7)
23	Consent of Sadler, Gibb & Associates, LLC, filed herewith.
99.1	Audit Committee Charter(4)
99.2	Compensation Committee Charter(4)

(1)	Filed as exhibit to the Company’s registration statement on Form 10, which was filed with the Commission on June 2, 2016, and incorporated herein by reference.

(2)	Filed as an exhibit to the Company’s report on Form 8-K, which was filed with the Commission on May 23, 2017 and incorporated herein by reference.

(3)	Filed as an exhibit to the Company’s report on Form 8-K, which was filed with the Commission on April 10, 2018 and incorporated herein by reference.

(4)	Filed as an exhibit to the Company’s annual report on Form 10-K for the year ended January 3, 2019 which was filed with the Commission on April 19, 2019, and incorporated herein by reference.

(5)	Filed as an exhibit to the Company’s Registration Statement on Form S-1/A, which was filed with the Commission on May 19, 2020, and incorporated herein by reference.

(6)	Filed as an exhibit to the Company’s report on Form 8-K, which was filed with the Commission on November 4, 2019.
(7)	Filed as an exhibit to the Company’s report on form 8-K, which was filed with the Commission on September 4, 2020.
(8)	To be filed by Amendment.

(b) Financial Statement Schedules

All schedules have been omitted because either they are not required, are not applicable or the information is otherwise set forth in the financial statements and related notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (1)(i), (ii), and (iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)) that are incorporated by reference in the registration statement,

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser: each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Orlando, State of Florida on         , 2021.

NUTRIBAND INC.

By:
Gareth Sheridan
Chief Executive Officer

By:
Gerald Goodman
Chief Financial Officer (Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer and Director	, 2021
Gareth Sheridan

	Director	, 2021
Serguei Melnik

	Executive Chairman and Director	, 2021
Sean Gallagher

	President of Pocono Pharma and Director	, 2021
Michael Myer

	Director	, 2021
Radu Bujoreanu

	Director	, 2021
Steven P. Damon

	Director	, 2021
Vsevolod Grigore

	Director	, 2021
Mark Hamilton

	Director	, 2021
Stefan Mancas